UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 6, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Consolidated financial statements

Year ended December 31, 2013

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

Table of contents

Financial statements

•

Consolidated income statement

3

•

Consolidated statement of comprehensive income

3

•

Consolidated statement of financial position

4

•

Consolidated statements of changes in shareholders' equity

5

•

Analysis of changes in shareholders' equity related to components of the other comprehensive income

5

•

Consolidated statement of cash flows

6

Segment information

8

•

Consolidated income statement for the year ended December 31, 2013

8

•

Consolidated income statement for the year ended December 31, 2012

10

•

Consolidated income statement for the year ended December 31, 2011

12

•

Consolidated statement of financial position for year ended December 31, 2013

14

•

Consolidated statement of financial position for year ended December 31, 2012

16

•

Consolidated statement of financial position for year ended December 31, 2011

18

Notes to the consolidated financial statements

20

NOTE 1

Description of business and basis of preparation of the consolidated financial statements

20

NOTE 2

Gains and losses on disposal and main changes in scope of consolidation

23

NOTE 3

Sales

27

NOTE 4

Purchases and other expenses

29

NOTE 5

Employee benefits

31

NOTE 6

Impairment losses and goodwill

36

NOTE 7

Other intangible assets and property, plant and equipment

39

NOTE 8

Operating taxes and levies

42

NOTE 9

Interests in associates and joint ventures

43

NOTE 10

Financial assets, liabilities and financial result

45

NOTE 11

Information on market risks and fair value of financial assets and liabilities

55

NOTE 12

Income tax

64

NOTE 13

Shareholders' equity

67

NOTE 14

Unrecognized contractual commitments

70

NOTE 15

Litigations

74

NOTE 16

Subsequent events

79

NOTE 17

Main consolidated entities

79

NOTE 18

Accounting policies

81

NOTE 19

Executive compensation

96

NOTE 20

Fees paid to statutory auditors

97

The segment information and the accompanying notes are an integral part of the consolidated financial statements.

Consolidated financial statements 2013	2

•

CONSOLIDATED INCOME STATEMENT

(in millions of euros, except for per share data)	Note	2013	2012	2011
Revenues	3.1	40,981	43,515	45,277
External purchases	4.1	(17,965)	(19,100)	(19,638)
Other operating income	3.2	687	900	658
Other operating expense	4.2	(508)	(721)	(691)
Labour expenses	5.1	(9,019)	(10,363)	(8,815)
Operating taxes and levies	8.1	(1,717)	(1,857)	(1,772)
Gain (losses) on disposal	2	119	158	246
Restructuring costs and similar items	4.3	(343)	(37)	(136)
Depreciation and amortization	7.1	(6,052)	(6,329)	(6,735)
Reclassification of cumulative translation adjustment from liquidated entities	13.5	-	-	642
Impairment of goodwill	6.1	(512)	(1,732)	(611)
Impairment of fixed assets	7.2	(124)	(109)	(380)
Share of profits (losses) of associates and joint ventures	9.1	(259)	(262)	(97)
Operating Income		5,288	4,063	7,948
Cost of gross financial debt	10.1	(1,746)	(1,769)	(2,066)
Gains (losses) on assets contributing to net financial debt	10.1	59	101	125
Foreign exchange gains (losses)	10.1	(18)	(28)	(21)
Other net financial expenses	10.1	(45)	(32)	(71)
Finance costs, net		(1,750)	(1,728)	(2,033)
Income tax	12.1	(1,405)	(1,231)	(2,087)
Consolidated net income after tax		2,133	1,104	3,828
Net income attributable to owners of the parent		1,873	820	3,895
Non-controlling interests		260	284	(67)
Earnings per share (in euros) attributable to owners of the parent
•	basic	0.71	0.31	1.47
•	diluted	0.71	0.31	1.46

•

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of euros)	Note	2013	2012	2011
Consolidated net income after tax		2,133	1,104	3,828
Actuarial gains and losses on post-employment benefits	2 & 5.2	23	(83)	(46)
Income tax relating to items that will not be reclassified	12.2	(4)	29	(3)
Share of other comprehensive income in associates and joint ventures that will not be reclassified	9.1	(31)	(41)	(2)
Items that will not be reclassified to profit or loss (a)		(12)	(95)	(51)
Assets available for sale	10.7	8	7	(10)
Cash flow hedges	10.11	(298)	(394)	(3)
Net investment hedges	10.13	41	99	(14)
Exchange differences on translating foreign operations	13.5	(453)	264	(1,053)
Income tax relating to items that may be reclassified	12.2	87	95	9
Share of other comprehensive income in associates and joint ventures that may be reclassified	9.1	(11)	22	(9)
Items that may be reclassified subsequently to profit or loss (b)		(626)	93	(1,080)
Other comprehensive income for the year (a)+(b)		(638)	(2)	(1,131)
Total consolidated comprehensive income		1,495	1,102	2,697
Total comprehensive income attributable to owners of the parent		1,255	748	2,868
Non-controlling interests		240	354	(171)

Consolidated financial statements 2013	3

•

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	December 31, 2013	December 31, 2012	December 31, 2011
ASSETS
Goodwill	6.2	24,988	25,773	27,340
Other Intangible assets	7.3	11,744	11,818	11,343
Property, plant and equipment	7.4	23,157	23,662	23,634
Interests in associates and joint ventures	9.1	6,525	7,431	7,944
Assets available for sale	10.7	103	139	89
Non-current loans and receivables	10.2	1,837	1,003	994
Non-current financial assets at fair value through profit or loss	10.9	95	159	114
Non-current hedging derivatives assets	10.10	36	204	428
Other non-current assets	3.5	15	70	94
Deferred tax assets	12.3	3,251	3,594	3,551
Total non-current assets		71,751	73,853	75,531
Inventories	4.4	637	586	631
Trade receivables	3.3	4,360	4,635	4,905
Current loans and other receivables	10.2	38	81	1,165
Current financial assets at fair value through profit or loss, excluding cash equivalents	10.9	213	141	948
Current hedging derivatives assets	10.10	101	3	66
Other current assets	3.5	769	670	1,066
Operating taxes and levies receivables	8.2	924	1,193	1,218
Current tax assets	12.3	110	109	124
Prepaid expenses	4.6	377	388	368
Cash equivalents	10.2	4,330	7,116	6,733
Cash	10.2	1,586	1,205	1,311
Total current assets		13,445	16,127	18,535
Assets held for sale (1)	2	637	-	2,017
TOTAL ASSETS		85,833	89,980	96,083

EQUITY AND LIABILITIES
Share capital		10,596	10,596	10,596
Additional paid-in capital		16,790	16,790	16,790
Retained earnings		(3,037)	(3,080)	187
Equity attributable to the owners of the parent		24,349	24,306	27,573
Non controlling interest		1,985	2,078	2,019
Total equity	13	26,334	26,384	29,592
Non-current trade payables	4.5	349	337	380
Non-current financial liabilities at amortized cost, excluding trade payables	10.2	30,295	31,883	33,933
Non-current financial liabilities at fair value through profit or loss	10.6	369	482	259
Non-current hedging derivatives liabilities	10.10	1,133	542	277
Non-current employee benefits	5.2	2,924	2,989	1,711
Non-current provisions for dismantling	7.5	687	686	630
Non-current restructuring provisions	4.3	155	98	125
Other non-current liabilities	4.7	477	560	700
Deferred tax liabilities	12.3	954	1,102	1,264
Total non-current liabilities		37,343	38,679	39,279
Current trade payables	4.5	7,540	7,697	8,151
Current financial liabilities at amortized cost, excluding trade payables	10.2	7,100	7,331	5,440
Current financial liabilities at fair value through profit or loss	10.6	165	111	2,019
Current hedging derivatives liabilities	10.10	3	5	3
Current employee benefits	5.2	2,009	1,948	1,870
Current provisions for dismantling	7.5	23	23	19
Current restructuring provisions	4.3	157	55	277
Other current liabilities	4.7	1,288	1,280	2,012
Operating taxes and levies payables	8.2	1,200	1,475	1,434
Current tax payables	12.3	592	2,794	2,625
Deferred income	3.4	1,974	2,198	2,322
Total current liabilities		22,051	24,917	26,172
Liabilities related to assets held for sale (1)	2	105	-	1,040
TOTAL EQUITY AND LIABILITIES		85,833	89,980	96,083
(1) Orange Dominicana in 2013 and Orange Suisse in 2011.

Consolidated financial statements 2013	4

•

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)	Note	Attributable to owners of the parent						Attributable to non-controlling interests			Total Equity
		Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance at January 1, 2011		2,648,858,606	10,595	16,777	(161)	1,890	29,101	2,172	276	2,448	31,549
Consolidated comprehensive income		-	-	-	3,895	(1,027)	2,868	(67)	(104)	(171)	2,697
Capital increase	13.1	26,777	1	-	-	-	1	-	-	-	1
Share-based compensation	5.3	-	-	-	19	-	19	2	-	2	21
Purchase of treasury shares	13.2	-	-	-	(223)	-	(223)	-	-	-	(223)
Dividends	13.4 13.6	-	-	-	(3,703)	-	(3,703)	(687)	-	(687)	(4,390)
Changes in ownership interests with no gain/ loss of control	2	-	-	-	(10)	-	(10)	(26)	-	(26)	(36)
Other movements		-	-	13	(493)	-	(480)	453	-	453	(27)
Balance at December 31, 2011		2,648,885,383	10,596	16,790	(676)	863	27,573	1,847	172	2,019	29,592
Consolidated comprehensive income		-	-	-	820	(72)	748	284	70	354	1,102
Share-based compensation	5.3	-	-	-	(11)	-	(11)	4	-	4	(7)
Purchase of treasury shares	13.2	-	-	-	(49)	-	(49)	-	-	-	(49)
Dividends	13.4 13.6	-	-	-	(3,632)	-	(3,632)	(579)	-	(579)	(4,211)
Changes in ownership interests with no gain/ loss of control	2 13.6	-	-	-	(281)	-	(281)	284	-	284	3
Other movements		-	-	-	(42)	-	(42)	(4)	-	(4)	(46)
Balance at December 31, 2012		2,648,885,383	10,596	16,790	(3,871)	791	24,306	1,836	242	2,078	26,384
Consolidated comprehensive income		-	-	-	1,873	(618)	1,255	260	(20)	240	1,495
Share-based compensation	5.3	-	-	-	2	-	2	4	-	4	6
Purchase of treasury shares	13.2	-	-	-	(25)	-	(25)	-	-	-	(25)
Dividends	13.4 13.6	-	-	-	(1,314)	-	(1,314)	(359)	-	(359)	(1,673)
Changes in ownership interests with no gain/ loss of control	2	-	-	-	2	-	2	4	-	4	6
Other movements		-	-	-	123	-	123	18	-	18	141
Balance at December 31, 2013		2,648,885,383	10,596	16,790	(3,210)	173	24,349	1,763	222	1,985	26,334

•

ANALYSIS OF CHANGES IN SHAREHOLDERS' EQUITY RELATED TO COMPONENTS OF THE OTHER COMPREHENSIVE INCOME

	Attributable to owners of the parent							Attributable to non-controlling interests
	Assets available for sale	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Other components of comprehensive income of associates and joint ventures	Total	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Total	Total other comprehensive income
Balance at January 1, 2011	42	440	1,689	(254)	(53)	26	1,890	(1)	305	(36)	8	276	2,166
Variation	(10)	(18)	(937)	(57)	6	(11)	(1,027)	1	(116)	11	-	(104)	(1,131)
Balance at December 31, 2011	32	422	752	(311)	(47)	15	863	-	189	(25)	8	172	1,035
Variation	7	(292)	189	(82)	125	(19)	(72)	(3)	75	(1)	(1)	70	(2)
Balance at December 31, 2012	39	130	941	(393)	78	(4)	791	(3)	264	(26)	7	242	1,033
Variation	8	(257)	(429)	19	83	(42)	(618)	(0)	(24)	4	(0)	(20)	(638)
Balance at December 31, 2013	47	(127)	512	(374)	161	(46)	173	(3)	240	(22)	7	222	395

Consolidated financial statements 2013	5

•

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of euros)	Note	2013	2012	2011
OPERATING ACTIVITIES
Consolidated net income		2,133	1,104	3,828
Adjustments to reconcile net income (loss) to funds generated from operations
Operating taxes and levies	8	1,717	1,857	1,772
Gains (losses) on disposal	2	(119)	(158)	(246)
Depreciation and amortization	7.3-7.4	6,052	6,329	6,735
Change in provisions (1)	3-4-5-7	82	743	(348)
Reclassification of cumulative translation adjustment from liquidated entities	13.5	-	-	(642)
Impairment of goodwill	6.2	512	1,732	611
Impairment of non-current assets	7.2	124	109	380
Share of profits (losses) of associates and joint ventures	9.1	259	262	97
Operational net foreign exchange and derivatives		5	52	44
Finance costs, net	10.1	1,750	1,728	2,033
Income tax	12.1	1,405	1,231	2,087
Share-based compensation	5.1	8	(5)	21
Changes in working capital requirements
Decrease (increase) in inventories, gross		(81)	53	45
Decrease (increase) in trade receivables, gross		118	331	596
Increase (decrease) in trade payables		51	(244)	(41)
Payment of DPTG litigation (2)		-	(550)	-
Changes in other assets and liabilities (3)		(198)	(210)	(336)
Other net cash out
Operating taxes and levies paid		(1,706)	(1,833)	(1,658)
Dividends received		320	493	523
Interest paid and interest rates effects on derivatives, net		(1,886)	(1,863)	(1,601)
Income tax paid	12.3	(1,141)	(1,145)	(1,021)
Tax litigation related to fiscal year 2005	12	(2,146)	-	-
Net cash provided by operating activities		7,259	10,016	12,879
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (4)	7.3-7.4	(6,117)	(6,763)	(6,711)
Increase (decrease) in fixed assets payables		22	(229)	39
Proceeds from sales of property, plant and equipment and intangible assets	7	98	148	74
Cash paid for investment securities, net of cash acquired	2	(69)	(49)	(217)
Investments in associates and joint ventures, net of cash acquired	2	(2)	(45)	(392)
Purchases of equity securities measured at fair value	2	(18)	(24)	-
Proceeds from sales of Orange Suisse, net of cash transferred	2	-	1,386	-
Other proceeds from sales of investment securities, net of cash transferred	2	76	24	452
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		(39)	591	(67)
Redemption of loan granted to EE	10.8	-	222	511
Other		5	29	3
Net cash used in investing activities		(6,044)	(4,710)	(6,308)

Consolidated financial statements 2013	6

TABLEAU DES FLUX DE TRESORERIE CONSOLIDES

(in millions of euros)	Note	2013	2012	2011
FINANCING ACTIVITIES
Long-term debt issuances	10.4-10.5	3,209	2,769	4,331
Long-term debt redemptions and repayments	10.4-10.5	(4,001)	(3,139)	(1,717)
Increase (decrease) of bank overdrafts and short-term borrowings	10	(151)	1,001	(570)
Decrease (increase) of deposits and other debt-linked financial assets	10	(751)	(178)	2
Exchange rates effects on derivatives, net		(135)	271	(238)
Purchase of treasury shares	13.2	(24)	(94)	(275)
Purchase of ownership interests in Egypt with no gain of control	2	-	(1,489)	-
Others changes in ownership interests with no gain / loss of control		(11)	-	(8)
Capital increase (decrease) - owners of the parent company	13.1	-	-	1
Capital increase (decrease) - non-controlling interests		-	2	-
Dividends paid to non-controlling interests	13.6	(359)	(583)	(683)
Dividends paid to owners of the parent company	13.4	(1,314)	(3,632)	(3,703)
Net cash used in financing activities		(3,537)	(5,072)	(2,860)

Net change in cash and cash equivalents		(2,322)	234	3,711
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(65)	26	(78)
Cash and cash equivalents - opening balance		8,321	8,061	4,428
o/w cash		1,205	1,311	1,227
o/w cash equivalents		7,116	6,733	3,201
o/w discontinued operations		-	17	-
Cash and cash equivalents - closing balance		5,934	8,321	8,061
o/w cash		1,586	1,205	1,311
o/w cash equivalents		4,330	7,116	6,733
o/w discontinued operations	2	18	-	17

(1) Mainly including provision for depreciation of trade receivables (Note 3.3), depreciation of inventories (Note 4.4), provision for restructuring (Note 4.3), provision for litigations (Note 4.7), provision for employee benefits (Note 5) and provision for dismantling (Note 7.5).

(2) Payment to DPTG by Orange Polska SA of 550 million euros in January 2012.

(3) Excluding operating tax receivables and payables.

(4) Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 95 million euros (47 million euros at December 31, 2012 and 180 million euros at December 31, 2011) have no impact on the statement of cash flows at the time of acquisition.

Consolidated financial statements 2013	7

Segment information

•

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2013

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	20,018	4,052	3,079	7,792
• external	19,192	4,015	3,042	7,400
• inter-segments	826	37	37	392
External purchases	(7,487)	(2,619)	(1,534)	(4,101)
Other operating income	994	122	76	134
Other operating expense	(668)	(151)	(102)	(294)
Labor expenses	(4,868)	(218)	(464)	(747)
Operating taxes and levies	(1,009)	(148)	(77)	(321)
Gain (losses) on disposal	-	-	4	68
Restructuring costs and similar items	(220)	-	(45)	(20)
Reported EBITDA	6,760	1,038	937	2,511
Depreciation and amortization	(2,534)	(578)	(734)	(1,371)
Impairment of goodwill	-	-	-	(497)
Impairment of fixed assets	(24)	-	(2)	(96)
Share of profits (losses) of associates and joint ventures	(1)	-	-	(196)
Operating income	4,201	460	201	351
Finance costs, net
Income tax
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,833	562	457	1,163
• telecommunications licenses	28	22	63	373
• financed through finance leases	-	4	-	6
TOTAL INVESTMENTS (3)	2,861	588	520	1,542

(1) Including revenues of 4,556 million euros in France, 30 million euros in Spain, 14 million euros in Poland and 1,913 million euros in other countries.

Including tangible and intangible assets of 239 million euros in France and 104 million euros in other countries.

(2) Including revenues of 1,572 million euros in France and 130 million euros in other countries.

Including tangible and intangible assets of 337 million euros in France and 21 million euros in other countries.

(3) Including 1,942 million euros for other intangible assets and 4,270 million euros for other tangible assets.

(4) Ex-Everything Everywhere.

Consolidated financial statements 2013	8

info

COMPTE

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%) (4)
6,513	1,702	(2,175)	40,981	7,632
6,118	1,214	-	40,981	7,632
395	488	(2,175)	-	-
(3,787)	(3,230)	4,793	(17,965)	(5,126)
140	2,769	(3,548)	687	39
(171)	(52)	930	(508)	(262)
(1,577)	(1,145)	-	(9,019)	(540)
(92)	(70)	-	(1,717)	(134)
3	44	-	119	33
(25)	(33)	-	(343)	(96)
1,004	(15)	-	12,235	1,546
(352)	(483)	-	(6,052)	(1,539)
-	(15)	-	(512)	-
-	(2)	-	(124)	-
(10)	(52)	-	(259)	(8)
642	(567)	-	5,288	(1)
			(1,750)	(117)
			(1,405)	29
			2,133	(89)

311	305	-	5,631	686
-	-	-	486	731
32	53	-	95	-
343	358	-	6,212	1,417

Consolidated financial statements 2013	9

•

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	21,431	4,027	3,381	8,281
• external	20,545	3,983	3,345	7,924
• inter-segments	886	44	36	357
External purchases	(8,178)	(2,654)	(1,662)	(4,337)
Other operating income	1,039	73	115	140
Other operating expense	(603)	(165)	(124)	(238)
Labor expenses	(5,850)	(195)	(486)	(764)
Operating taxes and levies	(1,060)	(135)	(74)	(281)
Gain (losses) on disposal	(1)	-	4	95
Restructuring costs and similar items	(15)	-	2	(3)
Reported EBITDA	6,763	951	1,156	2,893
Depreciation and amortization	(2,431)	(774)	(769)	(1,515)
Impairment of goodwill	-	-	(889)	(839)
Impairment of fixed assets	(26)	(8)	(4)	(62)
Share of profits (losses) of associates and joint ventures	-	-	1	(145)
Operating income	4,306	169	(505)	332
Finance costs, net
Income tax
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,712	473	558	1,308
• telecommunications licenses	902	1	-	42
• financed through finance leases	-	8	-	3
TOTAL INVESTMENTS (3)	3,614	482	558	1,353

(1) Including revenues of 4,901 million euros in France, 32 million euros in Spain, 15 million euros in Poland and 2,053 million euros in other countries.

Including tangible and intangible assets of 242 million euros in France and 119 million euros in other countries.

(2) Including revenues of 1,471 million euros in France and 152 million euros in other countries.

Including tangible and intangible assets of 421 million euros in France and 21 million euros in other countries.

(3) Including 2,472 million euros for other intangible assets and 4,338 million euros for other tangible assets.

Consolidated financial statements 2013	10

COMPTE

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%)
7,001	1,623	(2,229)	43,515	8,207
6,578	1,140	-	43,515	8,207
423	483	(2,229)	-	-
(4,044)	(3,203)	4,978	(19,100)	(5,690)
161	3,098	(3,726)	900	47
(172)	(396)	977	(721)	(361)
(1,674)	(1,394)	-	(10,363)	(570)
(120)	(187)	-	(1,857)	(156)
(1)	61	-	158	(1)
(17)	(4)	-	(37)	(138)
1,134	(402)	-	12,495	1,338
(363)	(477)	-	(6,329)	(1,545)
(4)	-	-	(1,732)	-
(7)	(2)	-	(109)	-
3	(121)	-	(262)	-
763	(1,002)	-	4,063	(207)
			(1,728)	(99)
			(1,231)	72
			1,104	(235)

352	415	-	5,818	751
-	-	-	945	-
9	27	-	47	(4)
361	442	-	6,810	747

Consolidated financial statements 2013	11

•

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	22,534	3,993	3,625	8,795
• external	21,551	3,946	3,585	8,434
• inter-segments	983	47	40	361
External purchases	(8,564)	(2,742)	(1,703)	(4,558)
Other operating income	1,142	68	100	140
Other operating expense	(611)	(157)	(256)	(258)
Labor expenses	(4,817)	(181)	(495)	(817)
Operating taxes and levies	(1,081)	(141)	(83)	(290)
Gain (losses) on disposal	-	1	201	(8)
Restructuring costs and similar items	(34)	(2)	(42)	(11)
Reported EBITDA	8,569	839	1,347	2,993
Depreciation and amortization	(2,327)	(1,005)	(902)	(1,570)
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-
Impairment of goodwill	-	-	-	(611)
Impairment of fixed assets	(1)	(2)	(2)	(212)
Share of profits (losses) of associates and joint ventures	-	-	-	(5)
Operating income	6,241	(168)	443	595
Finance costs, net
Income tax
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,619	405	627	1,409
• telecommunications licenses	293	580	-	68
• financed through finance leases	-	5	-	-
TOTAL INVESTMENTS (3)	2,912	990	627	1,477

(1) Including revenues of 5,141 million euros in France, 34 million euros in Spain, 15 million euros in Poland and 1,911 million euros in other countries.

Including tangible and intangible assets of 232 million euros in France and 111 million euros in other countries.

(2) Including revenues of 1,450 million euros in France and 160 million euros in other countries.

Including tangible and intangible assets of 532 million euros in France and 10 million euros in other countries.

(3) Including 2,432 million euros for other intangible assets and 4,459 million euros for other tangible assets.

Consolidated financial statements 2013	12

COMPTE

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%)
7,101	1,610	(2,381)	45,277	7,817
6,660	1,101	-	45,277	7,817
441	509	(2,381)	-	-
(4,120)	(3,183)	5,232	(19,638)	(5,444)
139	2,877	(3,808)	658	20
(176)	(190)	957	(691)	(299)
(1,544)	(961)	-	(8,815)	(552)
(109)	(68)	-	(1,772)	(104)
-	52	-	246	(1)
(15)	(32)	-	(136)	(88)
1,276	105	-	15,129	1,349
(337)	(594)	-	(6,735)	(1,428)
-	642	-	642	-
-	-	-	(611)	-
(1)	(162)	-	(380)	-
2	(94)	-	(97)	-
940	(103)	-	7,948	(78)
			(2,033)	(52)
			(2,087)	10
			3,828	(120)

343	367	-	5,770	633
-	-	-	941	-
-	175	-	180	-
343	542	-	6,891	633

Consolidated financial statements 2013	13

•

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR YEAR ENDED DECEMBER 31, 2013

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,382	4,723	789	3,583
Other intangible assets	3,694	1,301	743	1,945
Property, plant and equipment	11,398	1,733	3,080	4,551
Interests in associates and joint ventures	2	2	-	561
Non-current assets included in the calculation of net financial debt
Other	4	-	-	-
Total non-current assets	30,480	7,759	4,612	10,640
Inventories	311	62	48	143
Trade receivables	1,617	590	296	1,042
Prepaid expenses	64	38	21	59
Current assets included in the calculation of net financial debt
Other	674	39	20	364
Total current assets	2,666	729	385	1,608
Assets held for sale (4)	-	-	-	637
TOTAL ASSETS	33,146	8,488	4,997	12,885
Equity
Non-current trade payables	111	2	222	14
Non-current employee benefits	1,953	-	72	76
Non-current liabilities included in the calculation of net financial debt
Other	880	158	75	131
Total non-current liabilities	2,944	160	369	221
Current trade payables	3,217	1,068	469	1,647
Current employee benefits	1,150	45	47	125
Deferred income	1,226	80	109	302
Current liabilities included in the calculation of net financial debt
Other	786	76	266	621
Total current liabilities	6,379	1,269	891	2,695
Liabilities related to assets held for sale (4)	-	-	-	105
TOTAL EQUITY AND LIABILITIES	9,323	1,429	1,260	3,021

(1) Some trade receivables generated by the Enterprise segment (approximately 228 million euros) are presented in the France segment, which is responsible for their collection.

Including tangible and intangible assets of 518 million euros in France and 248 million euros in other countries.

(2) Including tangible and intangible assets of 2,491 million euros in France and 67 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders' equity (see Note 18.1).

(4) Relating to the sale of Orange Dominicana (see Note 2).

Consolidated financial statements 2013	14

ETAT

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%)
428	83	-	24,988	6,828
318	3,743	-	11,744	5,640
447	1,948	-	23,157	2,774
114	5,846	-	6,525	5
		1,203	1,203	58
9	-	4,121	4,134	210
1,316	11,620	5,324	71,751	15,515
26	47	-	637	102
657	863	(705)	4,360	916
107	103	(15)	377	453
		6,230	6,230	507
138	209	397	1,841	27
928	1,222	5,907	13,445	2,005
-	-	-	637	-
2,244	12,842	11,231	85,833	17,520
		26,334	26,334	11,674
-	-	-	349	22
225	598	-	2,924	145
		31,578	31,578	2,615
19	49	1,180	2,492	352
244	647	32,758	37,343	3,134
629	1,216	(706)	7,540	2,025
323	319	-	2,009	66
172	100	(15)	1,974	275
		7,268	7,268	55
189	487	835	3,260	291
1,313	2,122	7,382	22,051	2,712
-	-	-	105	-
1,557	2,769	66,474	85,833	17,520

Consolidated financial statements 2013	15

•

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR YEAR ENDED DECEMBER 31, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,347	4,723	802	4,405
Other intangible assets	3,740	1,292	720	2,001
Property, plant and equipment	11,023	1,683	3,417	5,041
Interests in associates and joint ventures	4	2	5	794
Non-current assets included in the calculation of net financial debt
Other	4	-	-	55
Total non-current assets	30,118	7,700	4,944	12,296
Inventories	242	75	48	148
Trade receivables	1,924	428	345	1,151
Prepaid expenses	73	37	17	61
Current assets included in the calculation of net financial debt
Other	994	26	27	387
Total current assets	3,233	566	437	1,747
TOTAL ASSETS	33,351	8,266	5,381	14,043
Equity
Non current trade payables	134	5	185	13
Non current employee benefits	2,017	6	93	76
Non-current liabilities included in the calculation of net financial debt
Other	823	171	67	124
Total non-current liabilities	2,974	182	345	213
Current trade payables	3,175	987	545	1,904
Current employee benefits	1,114	28	50	133
Deferred income	1,372	92	133	321
Current liabilities included in the calculation of net financial debt
Other	986	69	273	605
Total current liabilities	6,647	1,176	1,001	2,963
TOTAL EQUITY AND LIABILITIES	9,621	1,358	1,346	3,176

(1) Some trade receivables generated by the Enterprise segment (approximately 232 million euros) are presented in the France segment, which is responsible for their collection.

Including tangible and intangible assets of 530 million euros in France and 277 million euros in other countries.

(2) Including tangible and intangible assets of 2,558 million euros in France and 65 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders' equity (see Note 18.1).

Consolidated financial statements 2013	16

ETAT

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%)
425	71	-	25,773	6,975
327	3,738	-	11,818	5,626
480	2,018	-	23,662	2,911
123	6,503	-	7,431	20
		661	661	30
9	1	4,439	4,508	340
1,364	12,331	5,100	73,853	15,902
30	43	-	586	156
743	575	(531)	4,635	956
119	102	(21)	388	464
		8,467	8,467	1,037
140	283	194	2,051	17
1,032	1,003	8,109	16,127	2,630
2,396	13,334	13,209	89,980	18,532
		26,384	26,384	12,657
-	-	-	337	-
228	569	-	2,989	75
		32,681	32,681	2,598
8	143	1,336	2,672	500
236	712	34,017	38,679	3,173
628	990	(532)	7,697	2,020
329	294	-	1,948	53
201	100	(21)	2,198	291
		7,447	7,447	41
216	686	2,792	5,627	297
1,374	2,070	9,686	24,917	2,702
1,610	2,782	70,087	89,980	18,532

Consolidated financial statements 2013	17

•

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR YEAR ENDED DECEMBER 31, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,348	4,723	1,552	5,218
Other intangible assets	2,826	1,495	642	2,340
Property, plant and equipment	10,724	1,786	3,342	5,181
Interests in associates and joint ventures	6	1	4	988
Non-current assets included in the calculation of net financial debt
Other	3	2	(1)	5
Total non-current assets	28,907	8,007	5,539	13,732
Inventories	247	90	48	158
Trade receivables	2,459	468	340	1,089
Prepaid expenses	63	31	17	72
Current assets included in the calculation of net financial debt
Other	1,012	30	51	402
Total current assets	3,781	619	456	1,721
Assets held for sale (4)				2,017
TOTAL ASSETS	32,688	8,626	5,995	17,470
Equity
Non-current trade payables	153	7	185	34
Non-current employee benefits	1,043	2	65	66
Non-current liabilities included in the calculation of net financial debt
Other	848	186	72	121
Total non-current liabilities	2,044	195	322	221
Current trade payables	3,397	1,284	718	1,892
Current employee benefits	1,017	27	54	159
Deferred income	1,478	103	133	360
Current liabilities included in the calculation of net financial debt
Other	1,351	60	751	608
Total current liabilities	7,243	1,474	1,656	3,019
Liabilities related to assets held for sale (4)				1,040
TOTAL EQUITY AND LIABILITIES	9,287	1,669	1,978	4,280

(1) Some trade receivables generated by the Enterprise segment (approximately 192 million euros) are presented in the France segment, which is responsible for their collection.

Including tangible and intangible assets of 512 million euros in France and 288 million euros in other countries.

(2) Including tangible and intangible assets of 2,647 million euros in France and 3,194 million euros in other countries.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders’ equity (see Note 18.1).

(4) Relating to the sale of Orange Suisse (see Note 2).

Consolidated financial statements 2013	18

ETAT

Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%)
429	70	-	27,340	6,815
338	3,702	-	11,343	6,460
462	2,139	-	23,634	2,656
26	6,919	-	7,944	2
		861	861
10	74	4,316	4,409	289
1,265	12,904	5,177	75,531	16,222
37	51	-	631	152
750	818	(1,019)	4,905	1,051
96	105	(16)	368	450
		9,430	9,430	338
116	261	1,329	3,201	33
999	1,235	9,724	18,535	2,024
			2,017	-
2,264	14,139	14,901	96,083	18,246
		29,592	29,592	13,468
1	-	-	380	-
160	375	-	1,711	50
		34,232	34,232	1,052
10	218	1,501	2,956	576
171	593	35,733	39,279	1,678
695	1,187	(1,022)	8,151	2,004
325	288	-	1,870	32
188	76	(16)	2,322	300
		7,126	7,126	470
187	379	3,367	6,703	294
1,395	1,930	9,455	26,172	3,100
			1,040	-
1,566	2,523	74,780	96,083	18,246

Consolidated financial statements 2013	19

Notes to the consolidated financial statements

NOTE 1

Description of business and basis of preparation of the consolidated financial statements

1.1

Description of business

Orange (previously named the France Telecom-Orange group and hereafter called “the Group”) provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

The telecommunications operator activities are regulated and dependent upon the granting of licenses.

1.2

Basis of preparation of the 2013 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting on March 5, 2014 and will be submitted for approval at the Shareholders’ Meeting on May 27, 2014.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2013 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/index_en.htm). Comparative figures are presented for 2012 and 2011 compiled using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of IAS 39 together with the standards and interpretations currently being endorsed, that have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the 2013 financial year are based on:

•

the new following standards in 2013:

Standard	Consequences for the Group
IAS 28 (revised 2011) Investments in Associates and Joint Ventures	The revision of the standard has no consequence on the financial statements.
IFRS 10 Consolidated Financial Statements	The retrospective application of this standard on the scope of consolidation has no effect on the reported comparative periods.
IFRS 11 Joint Arrangements

The retrospective application of this standard impacts only two entities BuyIn and Networks! Sp. z o.o., which both qualify as joint operations under IFRS 11 instead of jointly controlled entities under IAS 31. The IFRS 11 application has no significant effect on the reported comparative periods.

IFRS 12 Disclosure of Interest in Other Entities	The disclosures required by this standard were mostly provided at 2012 year-end.
IFRS 13 Fair Value Measurement

This standard is applicable prospectively and has no effect on the fair value measurement scope.

The clarifications provided by the standard have no effect on the measurement of fair value. In particular, the credit risk in the derivatives assessment to be taken into account has not led to any significant value adjustment.

•

the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 38	Intangible Assets	Measurement at amortized historical cost

•

the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the Group):

Standard		IFRS 1 alternative used
IFRS 2	Share-based Payment	Retrospective application of the provisions of IFRS 2 to equity-settled and cash-settled plans, including those that were implemented prior to November 7, 2002
IFRS 3	Business Combinations

Non-application of the IFRS 3 provisions to any business combinations prior to the transition date

Additional ownership interest purchase accounted for as goodwill for the difference between the acquisition cost and the non-controlling interests’ share in net equity, with no remeasurement of the assets acquired and liabilities assumed

IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by Orange Polska and certain items of property, plant and equipment owned by Orange SA which were remeasured at fair value at the time of the change in company status and deregulation of the telecommunications market in 1996

IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of all cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or as assets available for sale

Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities

Consolidated financial statements 2013	20

•

accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	18.1
Contribution of a business to a joint venture	18.2
Operating taxes and levies	18.8
Income taxes	18.12
Non-controlling interests • change in ownership interest in a subsidiary • commitments to purchase non-controlling interests	18.13

Lastly, in the absence of any accounting standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

fairly present the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

1.3

Standards and interpretations compulsory after December 31, 2013 with no early application elected by the Group

Among these standards and interpretations, the following might affect the Group’s future consolidated financial statements:

Standard / Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (no date specified)

This standard is the first of the three-part project that will supersede IAS 39 “Financial Instruments: Recognition and Measurement”.

This first part deals with the classification and measurement of financial instruments. The effects of its application cannot be analyzed separately from the other two unpublished parts, which should retrospectively address the impairment methodology for financial assets and hedge accounting.

IFRIC 21 Levies (January 1, 2014)

This interpretation defines the obligating event that gives rise to a liability to pay a levy as the activity that triggers the payment of the levy, as identified by the relevant legislation.

Other standards should be applied to decide whether the recognition of a liability to pay a levy gives rise to an asset or an expense.

At this stage of the Group’s analysis, the application of this interpretation is not expected to have a material impact on equity or on annual and interim net income, the reason being that most of the levies are based on the activity of the reported period or on the producing assets and therefore contribute to the cost of the services rendered. Due to some diversity in applying IFRIC 21, the IFRS Interpretations Committee was seized of this issue by the Group.

Consolidated financial statements 2013	21

1.4

Use of estimates and judgment

In preparing the Group’s consolidated financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. The management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2013 may be changed subsequently.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

The underlying assumptions used for significant estimates are explained in Note 18 and in the following notes to the financial statements:

Estimate		Nature of estimate
Note 2	Changes in scope of consolidation

Identifying intangible assets acquired through business combinations and selection of key measurement methods and assumptions

Allocating goodwill to Cash-Generating Unit (CGU)

Remeasuring at fair value the previously held equity interest due to a step-acquisition or loss of control with residual equity interest

Note 3	Revenue

Identifying separable components of a bundled offer based on the individual component’s relative fair value

Period of straight-line recognition of revenue relating to invoiced service access fees depending on the nature of product and historical contractual relationship

Report revenue on a net versus gross basis (depending on an analysis of the Group’s involvement as either principal or agent)

Note 4	Purchases and other expenses	Provision for claims and litigations: assumptions underlying legal assessment and risk measurement
Note 5	Employee benefits	Discount rate, inflation rate, salary increases, mortality table Participation rate of seniors to the specific plans (particularly the French part-time for seniors plan)
Note 6	Impairment losses and goodwill

Level of grouping of CGUs for goodwill impairment testing

Key assumptions used to determine recoverable amounts: value in use (discount rate, perpetual growth rate, expected cash flows), market value (revenue and EBITDA multiples for comparable companies or transactions, cash flows)

Assessment of the economic and financial environment of the countries in which the Group operates

Note 7	Property, plant and equipment, intangible assets other than goodwill

Assessing assets’ useful life based on assessment of the technological, legal or economic environments

Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Qualifying network, sites or equipment sharing among operators as joint operations

TowerCos arrangements: elect the unit of account (tower or used space) and analyse the arrangements in order to determine whether they contain a lease

Note 11	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, non-performance risk assessment, unit of account relating to investments accounted for under the equity method
Note 12	Income tax	Assumptions used for recognition of deferred tax assets arising from the carryforward of unused tax losses Assessing technical merits of the tax legislation positions

Of the items listed above, the key sources of variability of the Group’s net income due to these accounting judgments, assumptions and uncertainties are related to the following (without ranking in order of importance, which is not possible given the inherent uncertainty of the information):

•

the assessment (and quantification) of the risk of resources outflow linked to claims and litigations (Notes 4 and 15) and of the technical merits of tax legislative positions retained by Orange (Notes 8 and 12);

•

the measurement of the recoverable values for the impairment tests for which factors and sensitivity analysis are provided with respect to goodwill (Notes 6.3 and 6.4), tangible and intangible assets including the indefinite life Orange brand (Notes 7.2 and 7.3) and investments accounted for under the equity method (Note 9.1).

In addition, Note 5.2 provides an analysis of the sensitivity to discount rates of employee benefits and Note 11 provides an analysis of the various sensitivities linked to financial market risks: sensitivity to changes in interest rates of the Group's financial expense, debt, cash flow hedge reserves (Note 11.1), exposure to foreign exchange of the Group’s financial debt, statement of financial position and income statement (Note 11.2), sensitivity of cash deposits to changes in market interest rates and exchange rates (Note 11.5).

Consolidated financial statements 2013	22

NOTE 2

Gains and losses on disposal and main changes in scope of consolidation

2.1

Net gain on disposal

The net gain on disposal was 119 million euros in 2013 compared to 158 and 246 million euros in 2012 and 2011 respectively. In 2013, the gain results mainly from the disposal of Orange Austria (73 million euros) and the sale of property assets (36 million euros). In 2012, the gain was mainly due to the disposal of Orange Suisse for 92 million euros and the disposal of property assets for 53 million euros. In 2011, the gain resulted mainly from the disposal of TP Emitel for 197 million euros and the disposal of property assets for 40 million euros.

2.2

Main changes in scope of consolidation

Changes in scope of consolidation during 2013

Disposal of Orange Austria

On January 3, 2013, in accordance with the agreements signed on February 2, 2012 and after securing the competent regulatory and competition authorities, Mid Europa Partners completed the sale of 100% of Orange Austria to Hutchinson 3G Holdings, a subsidiary of Hutchinson Whampoa. Orange and Mid Europa Partners owned 35% and 65% of Orange Austria, respectively.

Orange sold its share in Orange Austria for 73 million euros, net of disposal costs and after price adjustment. This amount corresponds to the gain on disposal recognized in the income statement.

The net receipt amounted to 66 million euros at December 31, 2013; the remaining cash to be received has been deposited into an escrow account.

The divestment has ended the commitments between Orange and its partner Mid Europa Partners. Furthermore, the Group has granted usual guarantees in this type of transaction to the acquirer, Hutchison 3G Holdings.

Dailymotion takeover

On January 10, 2013, Orange purchased a 51% ownership interest in Dailymotion in accordance with the forward purchase agreement signed on July 2012 for a total amount of 61 million euros.

Following the first acquisition stake of 49% in April 2011 for a total consideration of 66 million euros, Dailymotion is now a wholly-owned subsidiary of the Group.

Goodwill has been recognized up to 69 milion euros, after allocating the purchase price to the assets acquired (mainly technical platform) and liabilities assumed.

Disposal of Sonaecom

Following the agreements signed on February 15, 2013 with Sonae, Orange has disposed its whole stake in Sonaecom (20%) for 105 million euros (after deducting 9 million euros relating to the dividend paid in 2013 in respect of the 2012 financial year).

This disposal has no effect on the income statement as the transfer value corresponds to the carrying amount.

The disposal consideration will be paid by Sonae on August 15, 2014.

Transaction in progress at 2013 year-end

Disposal of Orange Dominicana

On November 26, 2013, Orange and Altice entered into an agreement for the sale of 100% of Orange Dominicana shares, the wholly-owned subsidiary of Orange in the Dominican Republic. The parties agreed on an enterprise value of 1.4 billion US dollars, i.e. 1.1 billion euros.

The transaction has not yet received the final approvals from the competent regulatory and competition authorities.

Based on the enterprise value agreed by the parties, the selling price of Orange Dominicana’s shares will take into account usual adjustments, including consideration of the net debt and working capital of Orange Dominicana at the closing date.

The expected gain on disposal, net of taxes, is not material. The Group shall pay a capital gain tax to the Dominican tax administration which is currently being discussed with the competent authorities.

As at December 31, 2013, Orange Dominicana’s assets and liabilities are accounted for under two separate lines in the statement of financial position which are “assets held for sale” and “liabilities related to assets held for sale”, respectively.

The financial data related to Orange Dominicana are set out below:

Consolidated financial statements 2013	23

Statement of financial position

(in millions of euros)	December 31, 2013
Goodwill	261
Other intangible assets	36
Property, plant and equipment	232
Other non-current assets	32
Current loans and cash	18
Other current assets	58
Total assets held for sale	637
Other non-current liabilities	3
Current trade payables	50
Other current liabilities	52
Total liabilities related to assets held for sale	105

Income statement

(in millions of euros)	2013
Revenues	437
Operating income	94
Finance costs, net	1
Income tax	(25)
Net income attributable to Orange Dominicana	70

Statement of cash flows

(in millions of euros)	2013
Net cash provided by operating activities	142
Net cash used in investing activities	(111)
Net cash used in financing activities	(35)
Net change in cash and cash equivalentes	(4)

Changes in scope of consolidation during 2012

Egypt

Description of the transaction

On April 11, 2012, Orange and Orascom Telecom Media and Technology Holding S.A.E. (OTMT) signed agreements amending their 2010 agreements covering the partial disposal of ECMS shares held directly and indirectly by OTMT, the evolution of partnership between Orange and OTMT and the terms and conditions for OTMT's future exit from ECMS.

On April 12, 2012, MT Telecom SCRL, a wholly-owned subsidiary of Orange, filed an application to launch a tender offer for 100% of the ECMS shares at a price of 202.5 Egyptian pounds per share. The Egyptian Financial Supervisory Authority (EFSA) approved this transaction on April 22, 2012 and the tender offer was carried out from April 24 to May 23, 2012. At the end of the tender offer period, MT Telecom acquired 93.92% of ECMS. The remainder of the shares is held by OTMT (which retains a 5% stake as provided for under the agreements) and the public that did not tender their shares to the offer (who retains 1.08%). In addition, the Group sold 28.75% of MT Telecom's voting rights to OTMT, which continues to be represented on the Board of Directors of ECMS.

The Group granted OTMT a put option for the 5 million ECMS shares (representing 5% of the share capital) which OTMT still owns. This option is exercisable in one-third increments each year, from 2015 to 2017, during the period from January 1 to February 28 in each of those years. The exercise price per ECMS share will accrete over time, ranging from 33.69 euros in 2015 to 37.14 euros in 2017. The exercise of this option in its entirety will automatically lead to the disposal of OTMT's 28.75 million voting rights in MT Telecom at accreting prices per voting right ranging from 1.68 euros in 2015 to 1.86 euros in 2017. OTMT also has a put option on its voting rights in MT Telecom in the event of termination of the shareholders' agreement under the conditions provided in the agreement, as well as an exit right for all of its interests in ECMS and MT Telecom in the event that Orange transfers shares to a third party.

Furthermore, Orange has a call option covering all of OTMT's interests in ECMS, which is exercisable from 2013 to 2017 during the period from January 1 to February 28, at a price to be determined under the same conditions as those applying to the put option granted by the Group to OTMT (from 30.56 euros per share in 2013 to 37.14 euros per share in 2017). Under the 2012 agreements, Orange also has a call option on the ECMS shares held by OTMT in the event of a change of control over OTMT, at a price based on the market value of ECMS. OTMT also granted Orange a right of first refusal over any sale by OTMT of its interest in ECMS.

In accordance with the 2012 agreements, the services contract between OTMT and ECMS has been assigned to Orange in consideration for payment to OTMT of a 110 million euros compensation during the last quarter of 2012.

Consolidated financial statements 2013	24

Accounting effects in 2012

The accounting principles pertaining to transactions with non-controlling shareholders are described in Note 18.13 of the Group's consolidated financial statements for the year ended December 31, 2013.

The 2012 agreements are considered as a transaction with non-controlling interests to be accounted for as an equity transaction.

The amount of the financial debts recognized under the terms of the 2010 agreements due to the put option granted to OTMT and the triggering of a public tender offer for the ECMS shares held by the free float (1,937 million euros at December 31, 2011) was revised as of the effective date of the 2012 agreements. The accounting principle applied by the Group is to recognize any change in the value of financial liabilities relating to the purchase commitments granted to the non-controlling interests against net financial income. Consequently, the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the free float resulted in a reduction in financial debts, with the recognition of financial income of 272 million euros in the first half of 2012, as of the date on which the 2012 agreements became effective.

The Group paid out 1,489 million euros (excluding the effects of foreign exchange hedges) for the purchase of the ECMS shares from OTMT and the free float, which was classified as cash used in financing activities in the consolidated statement of cash flows.

The Group's net debt resulting from the commitments to the ECMS shares was reduced by 228 million euros in 2012, broken down into 272 million euros in respect of the revision of the 2010 agreements and (44) million euros in respect of the periodic revision of the commitment (price and foreign exchange effect).

An outstanding financial liability of 220 million euros was recognized due to the put option held by OTMT for its remaining interests in ECMS and MT Telecom as at December 31, 2012. During the last quarter of 2012, the Group also paid the 110 million euros compensation and related stamp duties of 6 million euros which were accounted for against operating income.

Disposal of Orange Suisse

Following the agreement signed on December 23, 2011 and the approval of all the regulatory authorizations, Orange sold 100% of Orange Communication SA (Orange Suisse) to Matterhorn Mobile SA on February 29, 2012.

Orange Suisse assets and liabilities were classified respectively as “assets held for sale” and “liabilities related to assets held for sale” in the statement of financial position as at December 31, 2011.

Based on an enterprise value of 2 billion Swiss francs, i.e 1.6 billion euros, the net cash amount received by Orange amounted to 1,482 million euros, including the acquisition-related costs (primarily mobile frequencies acquisition costs, granted in February 2012), and 1,386 million euros including the amount paid for the currency hedge settlement.

The gain recorded on the Orange Suisse disposal was 92 million euros on December 31, 2012 (after transaction costs revision and post-closing adjustment on net financial debt and working capital).

(in millions of euros)		2012
Fair value of interest in Orange Suisse		1,638
Mobile frequencies		(115)
Others transaction costs		(41)
Orange Suisse net value, excluding net debt	(a)	1,482
Orange Suisse net debt due to Orange (1)	(b)	(413)
Book value of Orange Suisse	(c)	1,020
Reclassification adjustment of other comprehensive income in net income (2)	(d)	43
Gain on disposal	(a) + (b) - (c) + (d)	92

(1) This net debt was reimbursed to Orange on the closing date.

(2) Including 167 million euros of cumulative translation adjustments, (96) million euros related to the amount paid for the currency hedge settlement, (39) million euros of actuarial losses and 11 million euros of income tax on those items.

As a consequence of this transaction, the contractual commitment due to the possible application of common warranty clauses is capped at 200 million Swiss francs. These warranties expired on June 30, 2013, except for tax issues and guarantees upon capital property which will expire at the end of the regulatory limitation period, in 2017 (see Note 14.2).

In addition, Orange is likely to benefit from contingent additional considerations up to February, 28 2017 if, in the forthcoming years, Orange Suisse participates to a merger within the Swiss telecommunications market or is involved in a significant mobile access network sharing with its competitors.

Orange Cinéma Séries-OCS

In accordance with the partnership signed in November 2011, Canal+ Group acquired in April 2012 a 33.3% stake in Orange Cinéma Séries-OCS. This partnership includes commercial agreements for which the two groups are required to distribute Orange Cinéma Séries-OCS TV packages.

In application of the decision rendered by the French competition authority on July 23, 2012, Canal+ Group entered into a process of designation of two independent Board members, in place of its current members but will keep its stake in Orange Cinéma Series-OCS. These injunctions have no impact on the implementation of the distribution contracts.

Consolidated financial statements 2013	25

Telkom Kenya

In August 2012, Orange acquired the 11% stake in Telkom Kenya held by Alcazar Capital Limited.

Furthermore, in December 2012, the Group entered into an agreement with the Kenyan government on the following main terms:

•

the shareholder loans of the Kenyan government and Orange, for respectively 7.1 billion Kenyan shillings (63 million euros) and 147 million euros, were converted into equity;

•

Orange wrote off the balance of its shareholder loan, i.e. 299 million euros;

•

the Kenyan government's stake in Telkom Kenya decreased from 49% to 30%, thereby increasing Orange's stake to 70% at December 31, 2012.

Lastly, the agreement included an option for the Kenyan government to increase its equity interest to 40% in consideration of a cash contribution of 2.4 billion Kenyan shillings (approximately 22 million euros) during the first half of 2013. Since this cash contribution has not been realized, Orange's stake in Telkom Kenya is still 70% as of December 31, 2013.

In 2012, as a result of these transactions, (241) million euros of equity attributable to non-controlling interests were reclassified to equity attributable to the owners of the parent.

Changes in scope of consolidation during 2011

Dailymotion

In April 2011, the Group acquired a 49% stake in Dailymotion, an online video website, for a total consideration of 66 million euros, including acquisition-related costs and shareholder's loan.

TP Emitel

On June 22, 2011, Orange Polska sold TP Emitel, a subsidiary dedicated to building, leasing and maintaining radio and TV broadcasting infrastructures, to a private investment fund for a consideration of 432 million euros, after transaction costs and excluding divested cash (22 million euros).

The gain on disposal attributable to the sale of TP Emitel amounted to 197 million euros. Based on Orange's 50.21% ownership interest in the Orange Polska, the impact on the net income attributable to owners of the parent was 46 million euros.

Korek Telecom

On July 27, 2011, Orange and Agility acquired a 44% equity interest in Iraqi mobile operator Korek Telecom via a joint company owned 54% by Agility and 46% by Orange. Consequently, the Group holds a 20% indirect interest in Korek Telecom.

The cash out of 305 million euros comprised 177 million euros for the acquisition cost of the acquired stake, including acquisition-related costs, and 128 million euros for a shareholder’s loan.

As Orange exercises significant influence over Korek Telecom, the investment has been accounted for under the equity method.

The Group’s unrecognized contractual commitments with respect to the Korek Telecom shares are provided Note 14.2.

Compagnie Européenne de Téléphonie

On July 29, 2011, Orange acquired control over Compagnie Européenne de Téléphonie by increasing its ownership interest in the company to 100%. The cash out for this acquisition amounted to 61 million euros.

This transaction led to the recognition of 42 million euros of goodwill, after allocating the purchase price to the assets acquired (mainly leasehold rights) and liabilities assumed.

Orange RDC (ex-Congo Chine Telecom)

On October 20, 2011, Orange acquired 100% of Congo Chine Telecom, a mobile operator in the Democratic Republic of the Congo. After taking into consideration price adjustments of (23) million euros, the transaction cost amounted to 129 million euros.

The final goodwill recognized on acquisition amounted to 86 million euros, after adjustments to the opening balance sheet and identification of assets acquired and liabilities assumed.

Consolidated financial statements 2013	26

(in millions of euros)	Fair value
Other intangible assets (licenses)	53
Property, plant and equipment	77
Other non current assets	1
Total non-current assets	131
Total current assets	8
Non-current financial liabilities at amortized cost excluding trade payables	39
Total non-current liabilities	39
Total current liabilities	57
Net assets acquired	43
Goodwill	86
Purchase price consideration	129

NOTE 3

Sales

3.1

Revenues

(in millions of euros)	2013	2012	2011
France	20,018	21,431	22,534
Mobile services	8,348	9,305	9,828
Mobile equipement sales	538	559	522
Fixed services	10,613	11,004	11,544
Other revenues	519	563	640
Spain	4,052	4,027	3,993
Mobile Services	2,843	3,092	3,166
Mobile equipement sales	354	167	119
Fixed services	842	749	684
Other revenues	13	19	24
Poland	3,079	3,381	3,625
Mobile services	1,456	1,605	1,682
Mobile equipement sales	35	34	36
Fixed services	1,443	1,576	1,742
Other revenues	145	166	165
Rest of the World	7,792	8,281	8,795
Mobile services	6,120	6,577	7,118
Mobile equipement sales	374	355	337
Fixed services	1,015	1,042	948
Other revenues	283	307	392
Enterprise	6,513	7,001	7,101
Legacy networks	1,687	1,872	2,182
Mature networks	2,730	2,895	2,782
Growing networks	413	402	366
Services	1,683	1,832	1,771
International Carriers & Shared Services	1,702	1,623	1,610
International Carriers	1,423	1,382	1,361
Shared Services	279	241	249
Inter-segment eliminations	(2,175)	(2,229)	(2,381)
TOTAL	40,981	43,515	45,277

Revenues (excluding Enterprise and International Carriers & Shared Services) are presented by product line:

•

mobile services: including revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, machine-to-machine, roaming revenues from customers of other networks (national and international roaming), revenues from mobile virtual network operators (MVNO) and from network sharing;

•

sale of mobile devices: including revenues from the sale of mobile devices include subsidized and unsubsidized sales, excluding sales of accessories;

•

fixed-line services: including revenues from traditional fixed-line telephony, fixed broadband services, networks and solutions (except the France operating segment for which networks and solutions are included in the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and wholesale sales of telephone lines);

Consolidated financial statements 2013	27

•

other revenues: including revenues from the sale and rental of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Enterprise operating segment product lines correspond to the following activities:

•

legacy networks comprise products and solutions provided to customers to ensure the continuity of their operations and to initiate their migration towards newer solutions;

•

mature networks comprise products and solutions that have reached a certain level of maturity, such as IPVPN, broadband and very high speed broadband or broadcasting;

•

growing networks comprise VoIP, image and videoconferencing ranges, and satellite access infrastructures, WiFi and fiber optics;

•

services include platform services (customer relationship management, messaging, hosting, cloud computing, machine-to-machine), collaborative services and sales of equipment associated with integration services.

3.2

Other operating income

Other operating income includes late-payment interests on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, penalties and reimbursements received as well as brand fees invoiced to several unconsolidated entities.

At December 31, 2012, other operating income included in particular the payment, by Euskaltel of a 204 million euros in damages to Orange.

3.3

Trade receivables

Orange is committed to trade receivables securitization programs in France. As Orange SA retains the risks related to the securitized trade receivables, and in particular the credit risk, the conditions for derecognition are not met. Accordingly, these receivables (1,453 million euros at December 31, 2013) and the external liabilities of the securitization vehicles (782 million euros at December 31, 2013) remain in the statement of financial position.

At December 31, 2013, the financing ceiling of the securitization programs amounts to 825 million euros. Financing is assured for terms of 3 and 5 years.

Telecommunications services provided to governmental authorities as well as those to its various local and regional authorities are rendered on an arm’s length basis.

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Trade receivables depreciated according to their age	914	1,000	1,000
Trade receivables depreciated according to other criteria	451	472	321
Net trade receivables past due	1,365	1,472	1,321
Not past due	2,995	3,163	3,584
Net trade receivables	4,360	4,635	4,905

The following table provides an aging balance of net trade receivables past due and depreciated according to their age:

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Past due - under 180 days	634	734	730
Past due - 180 to 360 days	128	92	123
Past due - over 360 days	152	174	147
Total net trade receivables past due and depreciated according to their age	914	1,000	1,000

The table below provides an analysis of the change in provision for trade receivables in the statement of financial position:

(in millions of euros)	2013	2012	2011
Allowances on trade receivables - Opening balance	(748)	(775)	(835)
Net addition with impact on income statement	(312)	(285)	(296)
Losses on trade receivables	270	365	343
Translation adjustment	(3)	(52)	10
Reclassification to assets held for sale	8	(1)	3
Allowances on trade receivables - Closing balance	(785)	(748)	(775)

Consolidated financial statements 2013	28

3.4

Deferred income

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Prepaid cards	339	370	433
Service access fees	721	757	769
Loyalty programs	91	123	146
Other deferred revenue	793	909	932
Other deferred operating income	30	39	42
TOTAL	1,974	2,198	2,322

3.5

Other assets

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Advances and downpayments	87	134	236
Submarine cable consortiums	263	320	648
Other	434	286	276
TOTAL	784	740	1,160
o/w other non-current assets	15	70	94
o/w other current assets	769	670	1,066

Other assets relating to Submarine cable consortiums are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by liabilities in the same amount (see Note 4.7).

NOTE 4

Purchases and other expenses

4.1

External purchases

(in millions of euros)	2013	2012	2011
Commercial expenses	(6,391)	(6,726)	(7,490)
o/w costs of terminals and other equipment sold	(3,509)	(3,594)	(4,175)
o/w advertising, promotional, sponsoring and rebranding costs	(952)	(1,047)	(1,054)
Service fees and inter-operator costs	(4,934)	(5,496)	(5,883)
Other network expenses, IT expenses	(2,883)	(2,922)	(2,752)
Other external purchases	(3,757)	(3,956)	(3,513)
o/w rental expenses	(1,221)	(1,240)	(1,185)
TOTAL	(17,965)	(19,100)	(19,638)

4.2

Other operating expense

Other operating expense includes allowances and losses on trade receivables, universal service charges and the effects of litigations.

At December 31, 2012, other operating expense mainly includes the 110 million euros payment to OTMT related to the transaction in Egypt (see Note 2.2).

4.3

Restructuring

(in millions of euros)	2013	2012	2011
Restructuring costs related to staff (1)	(109)	(40)	(118)
Contents (2)	(87)	-	(19)
Distribution channels (3)	(103)	-	-
Other restructuring costs	(44)	3	1
TOTAL	(343)	(37)	(136)

(1) Mainly voluntary departure plans announced by Orange Polska about 2 950 employees in 2013 and 2 300 in 2011.

(2) Onerous contracts in France.

(3) Concerns the end of the relationship announced with some indirect distributors.

Consolidated financial statements 2013	29

(in millions of euros)	2013	2012	2011
Restructuring provision - opening balance	153	402	650
Additions with impact on income statement	253	20	90
Reversals releases with impact on income statement	(4)	(7)	(5)
Discounting with impact on income statement	0	1	0
Utilizations without impact on income statement	(89)	(220)	(328)
Changes in consolidation scope, reclassifications and translation adjustments	(1)	(42)	(3)
Reclassification to assets held for sale	-	(1)	(2)
Restructuring provision - closing balance	312	153	402
o/w non-current provisions	155	98	125
o/w current provisions	157	55	277

4.4

Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Handset inventories	485	508	545
Other products/services sold	21	25	34
Available broadcasting rights	43	43	46
Other supplies	134	71	75
Gross value	683	647	700
Depreciation	(46)	(61)	(69)
Provision	637	586	631

The handset inventories include 85 million euros related to inventories treated as consignment with distributors in 2013 which for accounting purposes are qualified as agents in the sales of handsets bought with the Group.

4.5

Trade payables

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Fixed assets payables	2,271	2,373	2,618
Trade payables	5,618	5,661	5,913
Total trade payables	7,889	8,034	8,531
o/w non-current trade payables	349	337	380
o/w current trade payables	7,540	7,697	8,151

4.6

Prepaid expenses

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Prepaid rentals and external purchases	342	364	338
Other prepaid operating expenses	35	24	30
TOTAL	377	388	368

4.7

Other liabilities

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Provisions for litigations	414	487	994
Cable network access fees	377	423	448
Submarine cable consortium (1)	263	320	648
Other	711	610	622
TOTAL	1,765	1,840	2,712
o/w other non-current liabilities	477	560	700
o/w other current liabilities	1,288	1,280	2,012
(1) See Note 3.5.

Consolidated financial statements 2013	30

(in millions of euros)	2013	2012	2011
Provisions for litigations - opening balance	487	994	831
Additions with impact on income statement	95	112	227
Reversals with impact on income statement	(100)	(23)	(30)
Discounting with impact on income statement	4	3	1
Utilizations without impact on income statement	(68)	(586)	(46)
Changes in consolidation scope, reclassifications and translation adjustments	(4)	(13)	11
Reclassification to assets held for sale	-	-	-
Provisions for litigations - closing balance	414	487	994
o/w non-current provisions	71	119	49
o/w current provisions	343	368	945

The Group’s main litigations are described in Note 15.

NOTE 5

Employee benefits

5.1

Labor expenses

(in millions of euros)	Notes	2013	2012	2011
Wages and employee benefit expenses		(8,854)	(10,173)	(8,556)
o/w wages and salaries		(6,326)	(6,404)	(6,328)
o/w social security charges (1)		(2,317)	(2,368)	(2,169)
o/w French part-time for seniors plans	5.2	(127)	(1,245)	29
o/w capitalized costs (2)		665	639	637
o/w other labor expenses (3)		(749)	(795)	(725)
Employee profit sharing		(157)	(196)	(215)
Share-based compensation	5.3	(8)	6	(44)
TOTAL		(9,019)	(10,363)	(8,815)

(1) Net of 79 million euros for competitiveness and employment tax credit for the Group in 2013.

(2) Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group.

(3) Other labor expenses comprise other short-term allowances and benefits and payroll taxes.

5.2

Employee benefits

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Post-employment benefits	835	816	666
Other long-term benefits	2,384	2,442	1,251
o/w French part-time for seniors plans	1,939	2,036	945
Provision for employment termination benefits	2	1	25
Other employee-related payables and payroll taxes due	1,668	1,639	1,600
Provision for social risks and litigations	44	39	39
TOTAL	4,933	4,937	3,581
o/w non-current employee benefits	2,924	2,989	1,711
o/w current employee benefits	2,009	1,948	1,870

	Statement of financial position at December 31, 2013	Schedule of undiscounted future cash flows
(in millions of euros)	Total	2014	2015	2016	2017	2018	from 2019 to 2023
Post-employment benefits	835	51	46	48	54	60	333
Other long-term benefits	2,384	314	358	437	500	445	518
o/w French part-time for seniors plans	1,939	271	333	404	454	402	409
TOTAL	3,219	365	404	485	554	505	851

Consolidated financial statements 2013	31

Types of post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among others:

•

civil servant's pension plans in France: civil servants employed by Orange SA are covered by the government sponsored civil and military pension plans, Orange SA's obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

•

retirement bonuses and other similar benefits: under the laws of some countries or contractual agreements, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end of career salary.

•

benefits granted to retirees other than pensions: the Group offers retired employees certain benefits such as free telephone lines or coverage of certain medical expenses.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS).

The "part-time for seniors plans" are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 or 5 years and who have at least 15 years' service within the Group. Eligible employees are those who will retire by 2020.

It gives employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

•

a base salary amounting to 80% of a full-time employment;

•

the retirement benefits of full-time employment (both the company's and the employee's contributions);

•

a minimum salary.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

The plan, signed in 2009, can be preceded by an "Intermediate part-time" arrangement (TPI) that enables eligible employees, prior to joining the part time for seniors plan, to work 60% while receiving 80% of their full-time compensation for a maximum period of 2 years.

The number of employees, who participate in the plans or will join them, is estimated at 23,000.

At December 31, 2013, a provision of 1,939 million euros has been booked for the plans.

The valuation of the obligation is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 66% for the two plans), and the trade-offs that the beneficiaries will ultimately make between the different schemes proposed. A 5 point variation in the sign-up rate for the plan would lead to a variation of the obligation of approximately 120 million euros.

Key assumptions used to calculate the amount of obligations

The actuarial assumptions used for the euro zone, which accounts for 87% of Orange’s pension and other long-term employee benefit obligations, are as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Higher than 10 years	2.95% to 3.20%	3.00% to 3.20%	3.20% to 4%
Lower than 10 years	0.35% to 1.90% (1)	0.40% to 3.25%	2.05% to 2.60%
(1) 0.7% and 1.3% rates have been used to value the obligation regarding the French part-time for senior plans.

The discount rates used for euro zone are based on Bloomberg Corporate AA indices.

A 50 basis point decline in the discount rates used for each plan would lead to a 108 million euros increase in obligations (including a 31 million euros increase for the French part-time for senior plans).

Funded pension plans account for 14% of the Group’s benefit obligations.

Consolidated financial statements 2013	32

Value of pension benefit obligations and plan assets

	Post-employment benefits			Long-term benefits	2013	2012	2011
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Total benefit obligations - opening balance	500	596	83	2,442	3,621	2,139	2,351
Service cost	5	35	0	70	110	152	95
Net interest on the defined benefit liability	20	21	3	2	46	46	53
French part-time for senior plans	-	-	-	(98) (1)	(98)	1,090	(105)
Actuarial losses/(gains) arising from changes of assumptions	1	(29)	5	(0)	(23)	147	18
o/w arising from change in discount rate	1	(15)	(2)	1	(15)	117	-
Actuarial losses/(gains) arising from experience	4	13	0	(1)	16	5	(28)
Benefits paid	(19)	(19)	(4)	(30)	(72)	(76)	(73)
Other	(7)	(2)	(1)	(1)	(11)	119	(20)
Reclassification to assets held for sale	-	-	-	-	-	(1)	(152)
Total benefit obligations - closing balance (a)	504	615	86	2,384	3,589	3,621	2,139
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	504	1	-	-	505	502	332
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	0	614	86	2,384	3,084	3,120	1,807
Weighted average duration of the plans	14	14	15	3	7	8	8

(1) Including 146 million euros in additional obligations (120 million euros for service cost, 19 million euros for discounting cost and 7 million euros for actuarial gains and losses) and (244) million euros in obligations reversals for benefits paid during the year.

	Post-employment benefits			Long-term benefits	2013	2012	2011
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Fair value of plan assets - opening balance	389	-	-	-	389	231	370
Net interest on the defined benefit liability	21	-	-	-	21	16	23
(Gain)/Losses arising from experience	19	-	-	-	19	24	(30)
Employer contributions	6	-	-	-	6	28	15
Benefits paid by the fund	(19)	-	-	-	(19)	(21)	(46)
Other	(8)	-	-	-	(8)	111	5
Reclassification to assets held for sale	-	-	-	-	-	(0)	(106)
Fair value of plan assets - closing balance (b)	408	-	-	-	408	389	231

Consolidated financial statements 2013	33

The pension plan assets are primarily located in the United Kingdom (44%) and France (28%) and are broken down as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Plan assets
Equities	35.2%	30.9%	38.2%
Debt securities	43.2%	48.2%	37.1%
Money market assets	3.3%	5.8%	2.3%
Real estate	17.0%	14.2%	22.4%
Other	1.3%	0.9%	0.0%
TOTAL	100.0%	100.0%	100.0%

Employee benefits in the statement of financial position equal to benefit obligations minus fair value of plan assets:

	Post-employment benefits			Long-term benefits	2013	2012	2011
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Net unfunded status (a) - (b)	96	615	86	2,384	3,181	3,232	1,908
Asset ceiling adjustment	38	-	-	-	38	26	23
Other	-	-	-	-	-	-	(14)
Employee benefits in the statement of financial position	134	615	86	2,384	3,219	3,258	1,917
o/w current	22	25	4	314	365	312	241
o/w non-current	112	590	82	2,070	2,854	2,946	1,641

	Post-employment benefits			Long-term benefits	2013	2012	2011
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Employee benefits - opening balance	137	596	83	2,442	3,258	1,917	1,960
Net period expense	8	56	3	216 (1)	283	1,451	101
Employer contributions	(6)	-	-	-	(6)	(28)	(15)
Benefits directly paid by the employer	(0)	(19)	(4)	(274) (2)	(297)	(227)	(123)
Actuarial (gains)/losses generated during the year (3)	(11)	(16)	5	(1)	(23)	122	46
Other	6	(2)	(1)	1	4	24	(7)
Reclassification to assets held for sale	-	-	-	-	-	(1)	(45)
Employee benefits - closing balance	134	615	86	2,384	3,219	3,258	1,917

(1) Including 146 million euros for the part-time for seniors plan at December 31, 2013 (1,263 million euros at December 31, 2012).

(2) Including (244) million euros for the part-time for seniors plan.

(3) Actuarial gains and losses are recognized in components of other comprehensive income.

Total cumulative components of other comprehensive income at December 31, 2013 amounted to (396) million euros, including an asset ceiling adjustment of (38) million euros and actuarial losses of (358) million euros.

The following table discloses the net period expense of post-employment and other long-term benefits:

	Post-employment benefits			Long-term benefits	2013	2012	2011
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Service cost	(5)	(35)	(0)	(70)	(110)	(152)	(79)
Net interest on the net defined benefit liability (1)	(3)	(21)	(3)	(2)	(29)	(30)	(30)
Actuarial gains/(losses)	-	-	-	1	1	(5)	3
French part-time for seniors plans	-	-	-	(146) (2)	(146)	(1,263)	9
Other	-	-	-	1	1	(2)	(4)
TOTAL	(8)	(56)	(3)	(216)	(283)	(1,451)	(101)
(1) Items included in finance income. (2) Including (120) million euros for service cost, (19) million euros for discounting and (7) million euros for actuarial losses.

Orange plans to pay 6 million euros during 2014 for its defined benefit plans.

Expense recognized under the terms of defined contribution plans amounted to 1,072 million euros in 2013, 1,073 million euros in 2012 and 982 million euros in 2011.

Consolidated financial statements 2013	34

5.3

Share-based payment

The Board of Directors of March 5, 2014 assessed that the performance condition of “Let’s share” plan (international free share award plan) is not achieved. The charge booked in 2011 was reversed at year-end 2012.

The following table summarizes the stock option plans granted to Orange Group employees:

STOCK OPTION PLANS	2013		2012		2011
	Number	Weighted average exercise price (in euros)	Number	Weighted average exercise price (in euros)	Number	Weighted average exercise price (in euros)
Orange SA shares (ex-France Telecom SA 2005/2007)
Options outstanding at the beginning of the year	19,893,547	22.68	19,923,667	22.68	20,472,734	22.68
Exercised	-	-	-	-	-	-
Canceled, lapsed	(309,840)	22.59	(30,120)	22.32	(549,067)	22.55
Options outstanding at the end of the year	19,583,707	22.69	19,893,547	22.68	19,923,667	22.68
Orange SA shares (ex-Wanadoo)
Options outstanding at the beginning of the year	1,231,794	16.60	2,365,123	15.28	3,750,149	15.32
Exercised	-	-	-	-	(1,504)	15.38
Canceled, lapsed	(1,231,794)	16.60	(1,133,329)	13.85	(1,383,522)	15.39
Options outstanding at the end of the year	-	-	1,231,794	16.60	2,365,123	15.28
Orange SA shares (ex-Orange) (1)
Options outstanding at the beginning of the year	2,829,182	16.62	5,106,260	15.64	16,282,925	20.13
Exercised	-	-	-	-	(25,275)	14.24
Canceled, lapsed	(2,793,800)	16.64	(2,277,078)	14.43	(11,151,390)	22.20
Options outstanding at the end of the year	35,382	15.33	2,829,182	16.62	5,106,260	15.64
Orange Polska SA shares
Options outstanding at the beginning of the year	3,381,233	5.29	3,588,677	4.89	3,935,225	5.43
Exercised	-	-	-	-	-	-
Canceled, lapsed	(285,003)	5.14 (2)	(207,444)	5.15	(346,548)	5.39
Options outstanding at the end of the year	3,096,230	5.19 (3)	3,381,233	5.29	3,588,677	4.89

(1) In 2013 accounts, the number and average exercise price are mentioned in equivalent of Orange SA shares.

(2) Exchange rate used: average rate for the year.

(3) Exchange rate used: closing rate at December 31, 2013.

	December 31, 2013
Options exercisable at year-end	Number of unexercised and exercisable options at year-end	Weighted average residual vesting period (in months)	Exercise price range
Orange SA shares (ex-France Telecom SA 2005/2007)	19,583,707	30	€21.61 - €23.48
Orange SA shares (ex-Orange)	35,382	10	€14.24 - €16.66
Orange Polska SA shares	3,096,230	45	€5.19

Consolidated financial statements 2013	35

NOTE 6

Impairment losses and goodwill

6.1

Impairment of goodwill

(in millions of euros)	2013	2012	2011
Belgium	(408)	(76)	-
Democratic Republic of the Congo	(89)	-	-
Poland	-	(889)	-
Egypt	-	(400)	(449)
Romania	-	(359)	(156)
Other	(15)	(8)	(6)
TOTAL	(512)	(1,732)	(611)

At December 31, 2013

In Belgium, the goodwill impairment of 408 million euros reflects the impact at short and medium term of increased competitive pressure (general decline in prices of all market players), of legal reduction of contractual term commitment and of proposals by Mobistar of convergent offers still limited. The carrying value tested was brought down to the recoverable amount of long-term assets and working capital at 100%, amounting to 1.6 billion euros.

In Democratic Republic of the Congo, the goodwill impairment of 89 million euros reflects a review of development prospects. The carrying value tested of Democratic Republic of the Congo at 100% and after impairment represents less than 0.5% of long-term assets and working capital of the Group.

At December 31, 2012

In Poland, the goodwill impairment of 889 million euros reflected the impact of increased competitive pressure expected on mobile and fixed line and a reduction in call termination rates. The carrying value tested was brought down to the recoverable amount of long-term assets and working capital at 100%, amounting to 5.3 billion euros.

In Egypt, the goodwill impairment of 400 million euros (fully attributed to the Group following the transaction described in Note 2) reflected the impact of political and economic conditions and of the performance in 2012 (commercial recoveries and growth in customer bases, but pricing pressure and drop in tourism significantly impacting roaming revenues), coupled with an increase in the discount rate (after tax) from 13.0% to 14.0%. The carrying value tested was brought down to the recoverable amount of long-term assets and working capital at 100%, amounting to 1.9 billion euros.

In Romania, the goodwill impairment of 359 million euros primarly reflected the impact of further reductions expected in call termination rate imposed by the regulatory authority in 2012 and a limited presence in multi-play. The carrying value tested was brought down to the recoverable amount of long-term assets and working capital at 100%, amounting to 1.8 billion euros.

In Belgium, the goodwill impairment of 76 million euros reflected the impact of a new competitor, leading to a price decrease, too limited convergent offerings so far, and a reduction in the growth rate to perpetuity from 1.5% to 0.5%. The carrying value tested was brought down to the recoverable amount of long-term assets and working capital at 100%, amounting to 2.3 billion euros.

At December 31, 2011

In Egypt, the goodwill impairment of 449 million euros (including 286 million euros attributable to the non-controlling interests) reflected the impact of a lesser performance in 2011 and of political and economic conditions on projected business results, as well as the fact that the discount rate (after tax) applied to future cash flows was increased from 11.8% to 13.0%. The carrying value tested was brought down to the recoverable amount of long-term assets and working capital at 100%, amounting to 2.3 billion euros.

In Romania, the goodwill impairment of 156 million euros reflected the impact of the domestic economic situation. The carrying value tested was brought down to the recoverable amount of long-term assets and working capital at 100%, amounting to 2.2 billion euros.

Consolidated financial statements 2013	36

6.2

Goodwill

Goodwill is recognized in accordance with the accounting principles described in Note 18.6.

	December 31, 2013			December 31, 2012	December 31, 2011
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	15,395	(13)	15,382	15,347	15,348
Spain	4,837	(114)	4,723	4,723	4,723
Poland	2,959	(2,170)	789	802	1,552
Rest of the World:
Romania	1,806	(515)	1,291	1,291	1,650
Egypt (1)	1,161	(1,079)	82	94	507
Belgium	1,006	(484)	522	930	1,006
Slovakia	806	-	806	806	806
Ivory Coast	417	(42)	375	375	375
Jordan	231	(45)	186	193	197
Other	571	(250)	321	716	677
Enterprise	1,071	(643)	428	425	429
International Carriers & Shared Services	98	(15)	83	71	70
Goodwill of continuing operations	30,358	(5,370)	24,988	25,773	27,340
Goodwill of assets held for sale (2)	261	-	261	-	821

(1) As a result of the transaction made in 2012 and described in Note 2, the share of goodwill for Egypt attributable to ECMS shareholders other than Orange was negligible at December 31, 2013 and at December 31, 2012 (256 million euros at December 31, 2011).

(2) Orange Dominicana in 2013 and Orange Suisse in 2011.

(in millions of euros)	Note	2013	2012	2011
Gross value - opening balance		30,837	30,646	31,863
Acquisitions	2	77	-	72
Disposals	2	(1)	(1)	(106)
Translation adjustment		(288)	133	(313)
Reclassifications and other items		(6)	66	(49)
Reclassification to assets held for sale (1)	2	(261)	(7)	(821)
Gross value - closing balance		30,358	30,837	30,646
Accumulated impairment losses - opening balance		(5,064)	(3,306)	(2,830)
Impairment		(512)	(1,732)	(611)
Translation adjustment		206	(26)	135
Accumulated impairment losses - closing balance		(5,370)	(5,064)	(3,306)
Net book value of continuing operations		24,988	25,773	27,340
(1) Orange Dominicana in 2013 and Orange Suisse in 2012 and 2011.

6.3

Key assumptions used to determine recoverable amounts

The methods used to determine recoverable amounts are described in Note 18.6.

•

The same key operating assumptions have been used to determine the value in use of assets for all of the Group’s business activities. These assumptions include the following:

•

key revenues assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operators services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

•

key costs assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues as part of the Chrysalid program or the effects of natural attrition and departures plans on staff already incurred;

•

key assumptions on the level of capital expenditures, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network or obligations to open up networks to competitors.

These key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past produced a significant effect on the expectations and may continue to do so in the future. In this respect, expectations were again revised in 2013, reducing some estimated recoverable amounts.

Consolidated financial statements 2013	37

•

Discount rates and growth rates to perpetuity used to determine the values in use have been revised as follows in 2013:

•

discount rates used, which incorporate a specific premium reflecting a risk assessment for the implementation of certain business plans or country risks, generally recorded a decline; in the particular case of Egypt, a rate of 17.5% has been used for the first two years, 15.5% for the following two years and 14.0% beyond and for the terminal value, due to the political and economic environment;

•

growth rates to perpetuity used were maintained, on the whole, as in the Group’s assessment carried out at the end of 2013, the economic environment is not expected to lead to any change in the long-term outlook of its industry; in the particular case of Egypt, the growth rate to perpetuity of 4.0% has to be assessed considering the expected long-term inflation in the country: for 2018, IMF forecasted 6.2% in April 2013 and 12.5% in October 2013.

•

At December 31, 2013, the specific random factors that may affect the estimate of recoverable amounts were as follows:

•

in Europe:

-

the various potential outcomes of the financial and economic situation, particularly their impact on consumer behavior, on demand of governments and European policy of restoring states’ balances or on the behaviour of market interests rates linked to the policies of central banks;

-

the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investments, or in terms of market concentration;

-

the Group’s ability to adjust costs and capital expenditures to potential changes in revenues.

•

in Middle East (Jordan, Egypt, Iraq), North Africa and other African countries (Mali, Democratic Republic of the Congo, Central African Republic), changes in the political situation and the ensuing economic impacts.

Other assumptions that affect the determination of recoverable amount of the main consolidated business are set forth below:

December 31, 2013	France	Spain	Poland	Entreprise	Romania	Belgium	Egypt
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	0.3%	2.0%	0.5%	4.0%
Post-tax discount rate	7.0%	8.5%	8.8%	8.5%	10.0%	7.0%	17.5% - 14.0%
Pre-tax discount rate	11.0%	11.2%	10.2%	13.6%	11.4%	10.0%	20.2% - 16.7%
December 31, 2012
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	0.0%	2.0%	0.5%	3.5%
Post-tax discount rate	7.5%	9.3%	9.8%	8.5%	10.8%	8.5%	14.0%
Pre-tax discount rate	11.7%	12.4%	11.3%	13.4%	12.4%	12.3%	16.7%
December 31, 2011
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	0.0%	2.0%	1.5%	3.5%
Post-tax discount rate	7.8%	9.0%	10.4%	8.5%	11.3%	8.5%	13.0%
Pre-tax discount rate	12.3%	11.6%	12.3%	13.2%	13.0%	11.8%	15.1%

The Group’s listed subsidiaries are Orange Polska SA (Warsaw Stock Exchange), Mobistar (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), ECMS (Cairo Stock Exchange) and Sonatel (Abidjan Stock Exchange). The contribution of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of consolidated entities’ revenues, operating income and net income.

6.4

Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year representing a significant portion of the recoverable amount, a change of plus or minus 10% of these cash flow is presented in case sensitivity.

(in billions of euros)
December 31, 2013	France	Spain	Poland	Enterprise	Romania	Belgium	Egypt
100% margin of the recoverable amount over the carrying value tested	8.8	0.1	1.1	3.7	0.1	0.0	0.0
100% effect on the recoverable amount of a variation of:
10% in cash flow for terminal year	2.8	0.6	0.4	0.3	0.1	0.2	0.1
1% in growth rate to perpetuity	4.9	1.0	0.6	0.4	0.2	0.3	0.1
1% in post-tax discount rate	5.8	1.2	0.8	0.6	0.3	0.3	0.2

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), after purchases of property, plant and equipment and intangible assets.

The other entities not presented above each account for less than 3% of recoverable amounts for the consolidated entities.

Consolidated financial statements 2013	38

NOTE 7

Other intangible assets and property, plant and equipment

7.1

Depreciation and amortization

In 2013, amortization of intangible assets amounted to 1,878 million euros (see Note 7.3) and depreciation of property, plant and equipment amounted to 4,174 million euros (see Note 7.4).

7.2

Impairment of fixed assets

(in millions of euros)	2013	2012	2011
Kenya	(58)	(54)	(93)
Uganda	(34)	(15)	(29)
Other (1)	(32)	(40)	(258)
TOTAL	(124)	(109)	(380)
(1) Including, in 2011, (179) million euros related to TP brand depreciation (commercialization now under Orange brand).

Key assumptions and sources of sensitivity of recoverable amounts of other intangible assets and property, plant and equipment are similar to those described in Note 6.3 for the consolidated business activities.

Kenya and Uganda carrying values tested at 100% and after impairment losses represent individually less than 0.5% of long-term assets and working capital of the Group.

7.3

Other intangible assets

(in millions of euros)	2013	2012	2011
Net book value of other intangible assets in the opening balance	11,818	11,343	11,302
Acquisitions of other intangible assets	1,943	2,472	2,432
o/w licenses (1)	486	945	941
Impact of changes in the scope of consolidation	41	(1)	131
Disposals	(9)	(11)	(5)
Depreciation and amortization	(1,878)	(1,969)	(2,175)
Impairment	(43)	(57)	(225)
Translation adjustment	(170)	(36)	(117)
Reclassifications and other items	78	82	140
Reclassifications to assets held for sale	(36)	(5)	(140)
Net book value of other intangible assets in the closing balance	11,744	11,818	11,343

(1) Mainly relating to the acquisition, in 2013, of licenses for 216 million euros in Romania and 120 million euros in Belgium, the acquisitions in 2012, of LTE license in France for 901 million euros, and the acquisitions in 2011 of licenses for 579 million euros in Spain and 291 million euros in France.

	December 31, 2013				December 31, 2012	December 31, 2011
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunication licenses	7,087	(2,549)	(97)	4,441	4,430	3,825
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,009	(36)	(907)	66	83	132
Subscriber bases	4,475	(4,337)	(36)	102	166	397
Software	10,640	(7,046)	(46)	3,548	3,624	3,521
Other intangible assets	1,169	(510)	(205)	454	382	335
TOTAL	27,513	(14,478)	(1,291)	11,744	11,818	11,343

Consolidated financial statements 2013	39

Information on telecommunication licenses at 31 December 2013

Orange’s commitments under licenses awarded are disclosed in Note 14.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
LTE (2 licenses)	1225	1182	17.8
UMTS (2 licenses)	914	511	7.7 and 16.4
GSM	276	131	7.5
France	2,415	1,824
LTE	447	441	16.0
UMTS	639	248	6.2
GSM (2 licenses)	335	264	9.7 and 17.0
Spain	1,421	953
LTE	55	54	14.0
UMTS (2 licenses)	402	216	4.6 and 9.1
GSM (2 licenses)	146	-	-
Poland	603	270
UMTS	286	187	8.5
GSM (2 licenses)	805	465	8.5
Egypt	1,091	652
LTE	140	140	19.8
UMTS	149	68	7.3
GSM (2 licenses)	298	29	1.9
Belgium	587	237
Other	970	505
TOTAL	7,087	4,441
(1) In number of years, at December 31, 2013.

Key assumptions and sensitivity of recoverable amount of Orange brand

Key assumptions and sources of sensitivity of recoverable amount of Orange brand are similar to those described in Note 6.3 for the consolidated business activities.

Other assumptions that affect the determination of the recoverable amount are as follows:

December 31, 2013
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted net fees
Growth rate to perpetuity	0.5%
Post-tax discount rate	8.3%
Pre-tax discount rate	10.3%

(in billions of euros)	December 31, 2013
100% margin of the recoverable amount over the carrying value tested	0.7
100% effect on the recoverable amount of a variation of:
10% in net fees for terminal year	0.3
1% in growth rate to perpetuity	0.4
1% in post-tax discount rate	0.5

Consolidated financial statements 2013	40

Capitalized expenditure during the year

(in millions of euros)	2013	2012	2011
External purchases	424	477	438
Labor expenses	337	312	310
Other	-	-	1
TOTAL	761	789	749

7.4

Property, plant and equipment

(in millions of euros)				2013	2012	2011
Net book value of property, plant and equipment in the opening balance				23,662	23,634	24,756
Acquisitions of property, plant and equipment				4,269	4,338	4,459
o/w finance leases				95	47	180
Impact of changes in the scope of consolidation				87	0	49
Disposals and retirements				(57)	(59)	(52)
Depreciation and amortization				(4,174)	(4,360)	(4,560)
Impairment				(81)	(52)	(155)
Translation adjustment				(280)	193	(424)
Reclassifications and other items				(37)	(17)	148
Reclassifications to assets held for sale				(232)	(15)	(587)
Net book value of property, plant and equipment in the closing balance (1)				23,157	23,662	23,634
(1) Including the assets related to managed services contracts or network sharing between telecommunications operators.
	December 31, 2013				December 31, 2012	December 31, 2011
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Land and buildings	7,409	(4,167)	(340)	2,902	3,113	3,145
Networks and terminals	74,341	(54,935)	(394)	19,012	19,149	18,947
IT equipment	4,081	(3,227)	(30)	824	877	768
Other property, plant and equipment	1,544	(1,112)	(13)	419	523	774
TOTAL	87,375	(63,441)	(777)	23,157	23,662	23,634

Property, plant and equipment held under finance leases

	December 31, 2013	December 31, 2012	December 31, 2011
(in millions of euros)	Net book value	Net book value	Net book value
Land and buildings	605	643	657
Networks and terminals	37	22	19
IT Equipment and other	47	26	12
TOTAL	689	691	688

Capitalized expenditure during the year

(in millions of euros)	2013	2012	2011
External purchases	664	672	758
Labor expenses	347	341	340
Other	1	2	2
TOTAL	1,012	1,015	1,100

Consolidated financial statements 2013	41

7.5

Provision for dismantling

(in millions of euros)	2013	2012	2011
Restoring mobile telephony antennae sites	395	362	366
Dismantling telephone poles	136	146	133
Treatment of electrical and electronic equipment waste	111	126	81
Dismantling public telephone	45	55	50
Other	23	20	19
TOTAL	710	709	649

(in millions of euros)	2013	2012	2011
Dismantling provision - opening balance	709	649	507
Reversals releases with impact on income statement	(1)	(1)	(7)
Discounting with impact on income statement	18	17	19
Utilizations without impact on income statement	(24)	(19)	(19)
Additions with impact on assets	12	57	222
Changes in consolidation scope, reclassifications and translation adjustments	(1)	7	(6)
Reclassification to assets held for sale	(3)	(1)	(67)
Dismantling provisions - closing balance	710	709	649
o/w non-current provisions	687	686	630
o/w current provisions	23	23	19

NOTE 8

Operating taxes and levies

8.1

Operating taxes and levies in profit or loss

(in millions of euros)	2013	2012	2011
Territorial Economic Contribution and IFER	(786)	(927)	(810)
Spectrum fees	(302)	(300)	(295)
Levies on telecommunication services	(190)	(198)	(224)
Other operating taxes and levies	(439)	(432)	(443)
TOTAL	(1,717)	(1,857)	(1,772)

The telecommunication service taxes, set up in Spain and in France, have been contested by the European Commission before the Court of Justice of the European Union (CJEU). On June 27, 2013, the CJEU held that these taxes are not incompatible with Community law. This negative decision has no impact on Orange's accounts as these taxes have been taken over and paid each year.

Orange Polska SA was subject to a tax audit relating to the fiscal year 2009. Memorandum have been exchanged with the Tax Audit Office and the procedure is still in progress as at December 31, 2013. In its responses made so far, Orange Polska SA disputes the result of the tax audit and maintains its position as far as its estimates to have solid grounds for its defense in view of the points raised by the Administration.

8.2

Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Value added tax	854	1,122	1,148
Other operating taxes and levies	70	71	70
Operating taxes and levies - Receivables	924	1,193	1,218
Territorial Economic Contribution and IFER	(129)	(115)	(24)
Spectrum fees	(53)	(50)	(47)
Levies on telecommunication services	(110)	(95)	(91)
Value added tax	(481)	(732)	(797)
Other operating taxes and levies	(429)	(483)	(475)
Operating taxes and levies - Payables	(1,200)	(1,475)	(1,434)
Operating taxes and levies - Net	(277)	(282)	(216)

Consolidated financial statements 2013	42

(in millions of euros)	2013	2012	2011
Net operating taxes and levies - opening balance	(282)	(216)	(79)
Operating taxes and levies recognized in profit or loss	(1,717)	(1,857)	(1,772)
Operating taxes and levies paid	1,706	1,833	1,658
Changes in consolidation scope, reclassification and translation adjustments	9	(42)	(23)
Reclassification to assets held for sale	7	-	-
Net operating taxes and levies - closing balance	(277)	(282)	(216)

NOTE 9

Interests in associates and joint ventures

9.1

Interests in associates and joint ventures

(in millions of euros)			% interest
Company	Main activity	Main co-shareholders	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2011

EE (1)	Telecommunications operator in the United Kingdom	Deutsche Telekom (50%)	50%	5,837	6,328	6,734
Other				104	106	129
Joint ventures				5,941	6,434	6,863
Médi Telecom	Telecommunications operator in Morocco	Groupe Caisse de Dépôt et de Gestion (30%) Groupe FinanceCom (30%)	40%	329 (2)	506	671
Korek Telecom	Telecommunications operator in Iraq	Agility (24%) CS Ltd (56%)	20%	125 (3)	165	169
Other				130	326	241
Associates				584	997	1,081
TOTAL				6,525	7,431	7,944

(1) EE contributes to "International Carriers & Shared Services" segment. Detailed financial information at 100% is provided in segment information.

(2) Including a goodwill of 193 million euros.

(3) Including a goodwill of 71 million euros.

(in millions of euros)	2013	2012	2011
Interests in associates and joint ventures opening balance	7,431	7,944	8,176
Dividends	(308)	(504)	(521)
Share of profits (losses) (1)	(73)	(106)	(50)
Impairment	(186)	(156)	(47)
Translation adjustment	(151)	147	199
Change in components of other comprehensive income	(42)	(19)	(11)
Acquisitions of shares (2)	14	129	258
Disposals of investments (3)	(168)	-	(60)
Reclassification and other items	8	(4)	-
Interests in associates and joint ventures closing balance	6,525	7,431	7,944

(1) Including EE for (45) million euros in 2013.

(2) Including the investment in 44,4% of Cloudwatt for 100 million euros in 2012 and the acquisition of 20% of Korek Telecom for 177 million euros in 2011.

(3) Including Sonaecom for (105) million euros and Dailymotion for (60) million euros in 2013 (see Note 2).

Dividends mainly concern EE for 270 million euros in 2013, 450 million euros in 2012 and 494 million euros in 2011.

Impairment losses mainly include 148 million euros in 2013 and 141 million euros in 2012 related to Médi Telecom. In 2013, the impairment reflects increased competitive pressure heavily weighing on the price levels of offers. The basis of the recoverable value is the value in use.

Consolidated financial statements 2013	43

Key assumptions and sensitivity of recoverable amounts of EE

Key assumptions and sources of sensitivity of recoverable amount of EE are similar to those described in Note 6.3 for the consolidated business activities.

Other assumptions that affect the determination of recoverable amount are as follows:

	December 31, 2013	December 31, 2012
Basis of recoverable amount	Value in use	Value in use
Source used	Internal plan	Internal plan
Methodology	Discounted cash flow	Discounted cash flow
Growth rate to perpetuity	1.0%	1.0%
Post-tax discount rate	7.8%	8.0%
Pre-tax discount rate	9.0%	9.7%

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year representing a significant portion of the recoverable amount, a change of plus or minus 10% of these cash flow is presented in case sensitivity.

(in billions of euros)		December 31, 2013
Margin of the recoverable amount over the carrying value tested (share of the Group)		1.2
Effect on the recoverable amount of a variation of (share of the Group):
10% in cash flows for terminal year		0.3
1% in growth rate to perpetuity		1.1
1% in post-tax discount rate		1.3

9.2

Transactions with associates and joint ventures

EE

Except for share of profit (loss) and dividends, transactions between the Group and EE are in consolidated statement of financial position and in consolidated income statement as follows:

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Assets
Trade receivables	55	74	60
Loans	-	-	224
Other current assets	-	1	4
Liabilities
Trade payables	(11)	(18)	(19)
Advances from partners	(217)	(417)	(140)
Income statement
Revenues	34	44	51
Other operating income	116 (1)	146	141
Operating expenses	(19)	(30)	(37)
Finance cost, net	(0)	1	5
(1) Including 47 million euros invoiced for services and 60 million euros for brand fees.

Other associates and joint ventures

At December 31, 2013, the Group has granted loans to Korek Telecom with a value of 185 million dollars (134 million euros).

The unrecognized contractual commitments entered by the Group relating to interests in associates and joint ventures are described in Note 14.

Consolidated financial statements 2013	44

NOTE 10

Financial assets, liabilities and financial result

10.1

Gains and losses related to financial assets and liabilities

	Finance costs, net						Operating income		Other comprehensive income
(in millions of euros)	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
2013
Assets available for sale	-	-	-	-	3		-	-	8
Loans and receivables	-	23	23	(31)	47		6	(241) (3)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	36	36	-	-		-	-	-
Liabilities at amortized cost (1)	(1,747)	-	(1,747)	585	-		(13)	(1)	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	(27)	-	(27)	-	-		-	-	-
Derivatives	28	-	28	(572)	-		4	-	(256)
Discounting expense	-	-	-	-	(95)		-	-	-
TOTAL	(1,746)	59	(1,687)	(18)	(45)	(1,750)	(3)	(242)	(248)
2012
Assets available for sale	-	-	-	-	3		-	-	7
Loans and receivables	-	26	26	42	49		2	(203) (4)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	75	75	(1)	-		-	-	-
Liabilities at amortized cost (1)	(1,975)	-	(1,975)	169	-		(11)	(2)	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	216 (2)	-	216	(16)	-		-	-	-
Derivatives	(10)	-	(10)	(222)	-		(14)	-	(295)
Discounting expense	-	-	-	-	(84)		-	-	-
TOTAL	(1,769)	101	(1,668)	(28)	(32)	(1,728)	(23)	(205)	(288)
2011
Assets available for sale	-	-	-	-	-		-	-	(10)
Loans and receivables	-	50	50	121	37		6	(212) (5)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	75	75	(3)	-		-	-	-
Liabilities at amortized cost (1)	(1,891)	-	(1,891)	(563)	-		(29)	1	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	(70)	-	(70)	(4)	-		-	-	-
Derivatives	(105)	-	(105)	428	-		81	-	(17)
Discounting expense	-	-	-	-	(108)		-	-	-
TOTAL	(2,066)	125	(1,941)	(21)	(71)	(2,033)	58	(211)	(27)

(1) Including the change in fair value of hedged liabilities.

(2) Including a financial gain of 272 million euros due to the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the free float which resulted in a reduction in financial debt as of the date on which the 2012 agreements became effective (see Note 2).

(3) Mainly receivables written off for (270) million euros, (42) million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 80 million euros.

(4) Mainly receivables written off for (365) million euros, 79 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 85 million euros.

(5) Mainly receivables written off for (343) million euros, 47 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 86 million euros.

Consolidated financial statements 2013	45

10.2

Net financial debt

Net financial debt as defined and used by Orange corresponds to (a) financial liabilities excluding operating payables (translated at the year-end closing rate), less (b): (i) all derivative instruments carried in assets, (ii) cash collateral paid on derivative instruments, (iii) some deposits related to financing, (iv) cash, cash equivalents and financial assets at fair value, and (v) the loan granted by the Group to EE.

Financial instruments qualifying as cash flow hedge and net investment hedge are included in net financial debt but set up to hedge items that are not (future cash flows, net investment in foreign currencies). Therefore, the effective portion of cash flow hedges and the effective portion of net investment hedges (c) are added to net financial debt to offset this temporary difference.

Items in the statement of financial position included in the calculation of net financial debt

	December 31, 2013		December 31, 2012		December 31, 2011
(in millions of euros)	Statement of financial position	o/w included in calculation of net financial debt	Statement of financial position	o/w included in calculation of net financial debt	Statement of financial position	o/w included in calculation of net financial debt
Non-current financial liabilities at amortized cost, excluding trade payables	30,295	30,076	31,883	31,657	33,933	33,696
Current financial liabilities at amortized cost, excluding trade payables	7,100	7,100	7,331	7,331	5,440	5,104
Total financial liabilities at amortized cost, except trade payables	37,395	37,176	39,214	38,988	39,373	38,800
Non-current financial liabilities at fair value through profit or loss	369	369	482	482	259	259
Current financial liabilities at fair value through profit or loss	165	165	111	111	2,019	2,019
Total financial liabilities at fair value through profit or loss	534	534	593	593	2,278	2,278
Non-current hedging derivatives liabilities	1,133	1,133	542	542	277	277
Current hedging derivatives liabilities	3	3	5	5	3	3
Liabilities included in the calculation of net financial debt (a)		38,846		40,128		41,358
Assets available for sale	103	-	139	-	89	-
Non-current loans and receivables	1,837	1,146	1,003	372	994	319
Current loans and receivables	38	-	81	2	1,165	355
Cash	1,586	1,586	1,205	1,205	1,311	1,328
Total loans and receivables, except trade receivables	3,461	2,732	2,289	1,579	3,470	2,002
Non-current financial assets at fair value through profit or loss	95	21	159	85	114	114
Current financial assets at fair value through profit or loss, excluding cash equivalents	213	213	141	141	948	948
Cash equivalents	4,330	4,330	7,116	7,116	6,733	6,733
Total financial assets at fait value through profit or loss	4,638	4,564	7,416	7,342	7,795	7,795
Non-current hedging derivatives assets	36	36	204	204	428	428
Current hedging derivatives assets	101	101	3	3	66	66
Assets included in the calculation of net financial debt (b)		7,433		9,128		10,291
Retained earnings	(3,005)	(687)	(3,080)	(455)	187	(177)
Of which effective portion of cash flow hedges	(706)	(706)	(433)	(433)	(56)	(56)
Of which effective portion of net investment hedges	19	19	(22)	(22)	(121)	(121)
Component of equity included in the calculation of net financial debt (c)		(687)		(455)		(177)
External net financial debt (a) - (b) + (c)		30,726		30,545		30,890

Consolidated financial statements 2013	46

Analysis of net financial debt

(in millions of euros)	Note	December 31, 2013	December 31, 2012	December 31, 2011
TDIRA	10.3	1,352	1,328	1,578
Bonds, excluding TDIRA	10.4	30,822	32,531	32,720
Bank and multilateral lending institutions loans	10.5	2,222	2,476	2,271
Finance lease liabilities		661	675	692
Securitization debt		782	852	593
Cash collateral received		88	66	314
Commercial papers		708	366	51
Bank overdrafts		175	101	188
Commitment to purchase Mobinil-ECMS shares	2	232	220	1,937
Other commitments to purchase non-controlling interests		46	35	15
Other financial liabilities		393	620	414
Derivatives (liabilities)	10.10	1,365	858	585
Liabilities included in the calculation of net financial debt (a)		38,846	40,128	41,358
Derivatives (assets)	10.10	200	300	832
Gross financial debt after derivatives		38,646	39,828	40,526
Cash collateral paid	10.8	1,146	372	317
Other deposits related to financing	10.8	-	2	133
Loan granted to EE	10.8	-	-	224
Other financial assets at fair value, excluding derivatives	10.9	171	133	724
Cash equivalents	10.9	4,330	7,116	6,733
Cash		1,586	1,205	1,328
Assets included in the calculation of net financial debt (b)		7,433	9,128	10,291
Effective portion of cash flow hedges (1)		(706)	(433)	(56)
Effective portion of net investment hedges		19	(22)	(121)
Components of equity included in the calculation of net financial debt (c)		(687)	(455)	(177)
External net financial debt (a) - (b) + (c)		30,726	30,545	30,890
(1) Excluding CFH borne by entities consolidated under equity method.

Debt maturity schedules are presented in Note 11.3.

Analysis of net financial debt by currency

The table below provides an analysis of net financial debt by currency, after hedging derivatives set up to hedge items that are included in net financial debt.

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	EGP	CHF	PLN	Other	Total
Net debt by currency before derivatives (1)	17,139	6,518	4,476	899	525	3	1,166	30,726
Effect of derivatives	9,605	(6,463)	(2,558)	-	(534)	1,014	(1,064)	-
Net financial debt by currency after derivatives	26,744	55	1,918	899	(9)	1,017	102	30,726
(1) Including the market value of derivatives in local currency.

Analysis of net financial debt by entity

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Orange SA	27,336	26,393	26,355
Orange Polska	753	1,240	387
ECMS	843	864	943
Securitization (Orange SA)	772	843	581
FT España	566	585	601
Commitment to purchase Mobinil-ECMS shares	232	220	1,937
Loan granted to EE	-	-	(224)
Other	224	400	310
Net financial debt	30,726	30,545	30,890

Consolidated financial statements 2013	47

10.3

TDIRA

On March 3, 2003, under the terms of the settlement agreement signed in 2002 that ended the project to develop the mobile business in Germany, Orange SA issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, reserved for members of the banking syndicate (the "Bank tranche") and for MobilCom's suppliers (the "Supplier tranche "). The TDIRA are listed on Euronext Paris and were approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed "Autorité des Marchés Financiers") on February 24, 2003.

The TDIRA are redeemable for new Orange SA ordinary shares, at any time at the holders' request or, under certain conditions as described in the appropriate information memorandum, at Orange SA's initiative based on a ratio of 577.8638 shares to one TDIRA for the Bank Tranche (i.e. conversion price of 24.400 euros) and 465.6714 shares to one TDIRA for the Supplier Tranche (i.e. conversion price of 30.279 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders' rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRA has been 3-month Euribor +2.5%.

On January 6, 2014, the General Assembly of the Bank tranche holders took decision on the following modifications:

•

alignment of the subordination level of the Bank tranche with Orange’s deeply subordinated bonds;

•

removal of the step-up clause (affecting the interest paid to investors according Orange’s credit rating);

•

the option for Orange to defer, at any time and at its sole discretion, payments of interest and apart from the mandatory payment of such interest in certain circumstances.

These modifications will have no effect on the amounts recognized in the financial statements.

Taking into account redemptions made since their issue, 103,582 TDIRA remained outstanding at December 31, 2013, including 89,398 for the Bank tranche and 14,184 for the Supplier tranche, for a nominal amount of 1,461 million euros.

The TDIRA are classified as hybrid instruments, with the following breakdown at December 31, 2013:

•

a liability component of 1,352 million euros recognized at amortized cost;

•

an equity component, before deferred taxes, of 351 million euros. This component, calculated at inception, does not vary over the lifetime of the instrument, with the exception of redemptions.

The difference between the total nominal amount of the TDIRA and the sum of the liability and equity components therefore equals the amortized cost adjustment on the liability component recognized since inception.

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Number	103,582	104,297	125,616
Equity component before deferred taxes	351	353	425
Original debt component (a)	1,110	1,118	1,346
TDIRA nominal amount	1,461	1,471	1,771
Amortized cost adjustment excluding accrued interest (b)	232	200	215
Accrued interest (c)	10	10	17
Total debt amount in statement of financial position (a) + (b) + (c)	1,352	1,328	1,578
Effective interest rate on the liability component	5,72%	5,35%	5,86%
Paid interest	40	62	68

Consolidated financial statements 2013	48

10.4

Bonds, excluding TDIRA

Bonds or new tranches issued during 2013 are shown in italics.

Orange SA

				Oustanding amount (in millions of euros)
Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2013	December, 31 2012	December 31, 2011
Bonds matured before December 31, 2013					3,490	5,813
EUR	1,000	January 22, 2014	5.000	995	1,000	1,000
EUR	200	April 16, 2014	5.200	200	200	200
EUR	750	May 22, 2014	5.250	750	750	750
USD	1,250	July 8, 2014	4.375	881	947	966
CHF	400	December 4, 2014	3.500	326	331	329
EUR	100	January 19, 2015	3M Euribor + 0,62	100	100	100
EUR	100	January 29, 2015	3M Euribor + 0,63	100	100	100
HKD	500	February 4, 2015	2.950	47	49	50
EUR	70	February 9, 2015	3M Euribor + 0,62	70	70	70
JPY	46,100	June 29, 2015	1.230	319	406	460
JPY	6,200	June 29, 2015	3M JPY Libor+ 0,67	43	55	62
USD	750	September 16, 2015	2.125	544	568	580
EUR	1,150	October 14, 2015	3.625	1,150	1,150	1,150
GBP	750	May 12, 2016	5.000	900	919	898
CAD	200	June 23, 2016	5.500	136	152	151
USD	1,000	September 14, 2016	2.750	725	758	773
CHF	250	October 13, 2016	1.625	203	207	206
JPY	44,300	November 25, 2016	1.130	306	390	442
HKD	340	December 22, 2016	2.750	32	33	34
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	600	613	599
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	EUR HICP + 3,00 (1)	465	465	465
EUR	850	September 3, 2018	1.875	850	-	-
EUR	50	September 26, 2018	3M Euribor + 0,57	50	-	-
EUR	750	January 23, 2019	4.125	750	750	750
JPY	7,500	January 24, 2019	1.416	52	66	-
USD	1,250	July 8, 2019	5.375	906	947	966
EUR	750	October 2, 2019	1.875	750	-	-
EUR	25	February 10, 2020	4.200	25	25	25
EUR	25	February 10, 2020	10 Y CMS + 0,80 (2)	25	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.250	539	551	539
EUR	1,250	January 14, 2021	3.875	1,250	1,250	1,250
USD	1,000	September 14, 2021	4.125	725	758	773
EUR	255	October 13, 2021	10 Y CMS + 0,69	255	255	255
EUR	272	December 21, 2021	10Y TEC + 0,50	272	272	272
EUR	1,000	June 15, 2022	3.000	1,000	1,000	-
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.500	500	500	-
HKD	700	October 6, 2023	3.230	65	68	70
HKD	410	December 22, 2023	3.550	38	40	41
EUR	650	January 9, 2024	3.125	650	-	-
GBP	350	December 5, 2025	5.250	420	429	419
EUR	75	November 30, 2026	4.125	75	75	75

Consolidated financial statements 2013	49

				Oustanding amount (in millions of euros)
Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2013	December, 31 2012	December 31, 2011
EUR	50	April 11, 2028	3.220	50	-	-
GBP	500	November 20, 2028	8.125	600	613	599
EUR	150	April 11, 2029	3.300	150	-	-
USD	2,500	March 1, 2031	8.500 (3)	1,785	1,866	1,902
EUR	50	December 5, 2031	4.300 (zero coupon)	54	52	50
EUR	50	December 8, 2031	4.350 (zero coupon)	54	52	50
EUR	50	January 5, 2032	4.450	52	50	-
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	-	-
GBP	500	January 23, 2034	5.625	600	613	599
EUR	50	April 16, 2038	3.500	50	-	-
USD	900	January 13, 2042	5.375	652	682	-
GBP	500	November 22, 2050	5.375	600	613	599
Outstanding amount of bonds				29,341	30,855	31,007
Accrued interest				708	898	939
Other adjustments				(109)	(127)	(147)
TOTAL				29,940	31,626	31,799

(1) EUR HICP: Harmonized Index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.

(2) This bond is measured at fair value through profit or loss. In 2013, a profit of 0.4 million euros was recognized on the remeasurement of this bond.

(3) Bond with a step-up clause (clause that triggers a change in interest payments if Orange's credit rating from the rating agencies changes). This clause was triggered in 2013 and in early 2014: the coupon due in march 2014 will be computed on the basis of an interest rate of 8.75% and after that date, the bond will bear interest at the rate of 9%.

As at December 31, 2013, Orange SA bonds were redeemable at maturity, and no specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Orange Polska
				Outstanding amount (in millions of euros)
Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2013	December 31, 2012	December 31, 2011
Bonds matured before December 31, 2013					-	-
EUR	700	May 22, 2014	6.000	700	700	700
Outstanding amount of bonds				700	700	700
Accrued interest				26	26	26
Other adjustments				-	2	3
TOTAL				726	728	729

ECMS
				Outstanding amount (in millions of euros)
Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2013	December 31, 2012	December 31, 2011
Bonds matured before December 31, 2013					-	-
EGP	1,500	January 24, 2015	12.250	157	179	192
Outstanding amount of bonds				157	179	192
Accrued interest				-	-	-
Other adjustments				(1)	(2)	(3)
TOTAL				156	177	189

Consolidated financial statements 2013	50

10.5

Bank loans and loans from multilateral lending institutions

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
ECMS (1)	667	784	860
Orange SA (1)	110	77	(14)
Orange Polska (1)	9	289	-
Other	266	337	458
Bank loans	1,052	1,487	1,304
FT España	501	501	502
Orange Polska	17	245	368
Orange SA	500	100	-
Other	152	143	97
Loans from multilateral lending institutions (2)	1,170	989	967
TOTAL	2,222	2,476	2,271
(1) Credit line drawdowns. (2) Primarily the European Investment Bank.

10.6

Financial liabilities at fair value through profit or loss

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Bonds at fair value through profit or loss	27	27	22
Derivatives held for trading (liabilities)	229	311	304
Commitment to purchase Mobinil-ECMS shares	232	220	1,937
Other commitments to purchase non controlling interests	46	35	15
TOTAL	534	593	2,278

10.7

Assets available for sale

(in millions of euros)	2013	2012	2011
Assets available for sale - opening balance	139	89	119
Change in fair value	8	7	(10)
Other movements	(44)	43	(20)
Assets available for sale - closing balance	103	139	89

(in millions of euros)	2013	2012	2011
Profit (loss) recognized in other comprehensive income during the period	8	8	(4)
Reclassification in net income during the period	-	(1)	(6)
TOTAL	8	7	(10)

10.8

Loans and other receivables

	December 31, 2013			December 31, 2012	December 31, 2011
(in millions of euros)	Cost	Depreciation	Net	Net	Net
Cash collateral paid (1)	1,146	-	1,146	372	317
Other deposits paid in connection with financing (1)	-	-	-	2	133
Loan granted to EE (1)	-	-	-	-	224
Receivables related to investments	200	(21)	179	197	979 (2)
Other (3)	564	(14)	550	513	506
TOTAL	1,910	(35)	1,875	1,084	2,159

(1) Items included in net financial debt (see Note 10.2).

(2) Including the loan granted to Orange Suisse in a nominal amount of 917 million Swiss francs.

(3) Mainly comprises security deposits and various loans.

Consolidated financial statements 2013	51

10.9

Financial assets at fair value through profit or loss

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Derivatives held for trading (assets)	63	93	338
Investments at fair value	171	133	724
Equity securities measured at fair value	74	74	-
Other financial assets at fair value through profit or loss	308	300	1,062
Cash equivalents	4,330	7,116	6,733
TOTAL	4,638	7,416	7,795

10.10

Derivatives instruments

Items in the statement of financial position included in the derivatives portfolio

	December 31, 2013		December 31, 2012		December 31, 2011
(in millions of euros)	Statement of financial position	o/w derivatives	Statement of financial position	o/w derivatives	Statement of financial position	o/w derivatives
Non-current financial liabilities at fair value through profit or loss	(369)	(126)	(482)	(236)	(259)	(238)
Non-current hedging derivatives liabilities	(1,133)	(1,133)	(542)	(542)	(277)	(277)
Current financial liabilities at fair value through profit or loss	(165)	(103)	(111)	(75)	(2,019)	(67)
Current hedging derivatives liabilities	(3)	(3)	(5)	(5)	(3)	(3)
Liabilities included in the derivatives portfolio		(1,365)		(858)		(585)
Non-current assets at fair value through profit or loss	95	21	159	85	114	114
Non-current hedging derivatives assets	36	36	204	204	428	428
Current financial asset at fair value through profit or loss, excluding cash equivalents	213	42	141	8	948	224
Current hedging derivatives assets	101	101	3	3	66	66
Assets included in the derivatives portfolio		200		300		832
Net derivatives		(1,165)		(558)		247

Analysis of market value of derivatives

	December 31, 2013	December 31, 2012	December 31, 2011
(in millions of euros)	Net	Net	Net
Cash flow hedge derivatives	(1,009)	(367)	318
Fair value hedge derivatives	10	27	36
Net investment hedge derivatives	-	-	(140)
Hedging derivatives	(999)	(340)	214
Derivatives held for trading	(166)	(218)	33
Net derivatives	(1,165)	(558)	247
o/w foreign exchange effect	(365)	62	538
o/w interest rate effect	(805)	(622)	(291)

The net fair value of derivatives is partly offset by the effect of cash-collateral agreements described in Note 11.5.

Consolidated financial statements 2013	52

10.11

Cash flow hedges

Cash flow hedges negotiated by Orange aim at neutralizing currency risk on future cash flows (nominal, coupons) or switching floating-rate debt into fixed-rate debt. The main hedges are shown in the table below.

		Notional amounts of hedging instruments (in millions of hedged currency units)
Hedging instruments	Entity / Maturity	2014	2015	2016	2017	2018 and beyond
Cross currency swaps (1)
Functional / hedged currency
EUR/CAD	Orange SA	-	-	200	-	-
EUR/CHF	Orange SA	400	-	250	-	-
EUR/GBP	Orange SA	-	-	-	-	1,650 (3)
EUR/HKD	Orange SA	-	500	340	-	1,110 (4)
EUR/JPY	Orange SA	-	52,300	44,300	-	7,500 (5)
EUR/USD	Orange SA	-	750	1,000	-	4,464 (6)
Interest rate swaps (2)
EUR	FT Immo H	-	-	-	-	415 (7)
EUR	Orange SA	-	270	300	100	605 (8)

(1) Hedging of interest rate risk and foreign exchange risk.

(2) Hedging of interest rate risk.

(3) 350 MGBP with a maturity of 2020, 450 MGBP with a maturity of 2028, 350 MGBP with a maturity of 2034 and 500 MGBP with a maturity of 2050.

(4) 1,110 MHKD with a maturity of 2023.

(5) 7,500 MJPY with a maturity of 2019.

(6) 164 MUSD with a maturity of 2020, 1,000 MUSD with a maturity of 2021, 2,400 MUSD with a maturity of 2031 and 900 MUSD with a maturity of 2042.

(7) 88 MEUR with a maturity of 2020, 116 MEUR with a maturity of 2021, 114 MEUR with a maturity of 2022, 36 MEUR with a maturity of 2023 and 62 MEUR with a maturity of 2024.

(8) 350 MEUR with a maturity of 2018 and 255 MEUR with a maturity of 2021.

For each hedging relationship, the hedged item affects profit or loss:

•

each year on interest payment dates;

•

each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the nominal amount up to the maturity date of the hedging instrument.

In order to hedge the exposure of some of their operating cash flows in foreign currencies, the entities of the Orange have set up risk hedging policies. The main hedges are shown in the table below:

		Notional amounts of hedging instruments (in millions of hedged currency units)
Hedging instruments	Entity / Maturity	2014	2015	2016	2017	2018 and beyond
Purchased options
Functional / hedged currency
EUR/USD	Orange SA	(450)(1)	-	-	-	-
(1) Hedging of the disposal of Orange Dominicana.

For each hedging relationship, the hedged item will affect profit or loss in each year until the maturity date of the hedging relationship.

The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2013	2012	2011
Gain (loss) recognized in other comprehensive income during the period (1)	(301)	(361)	28
Reclassification in net income for the period	(1)	(3)	(28)
Reclassification in operating income for the period	-	(29)	2
Reclassification in initial carrying amount of hedged item	4	(1)	(5)
TOTAL	(298)	(394)	(3)
(1) Mainly includes interest rate effect on cross-currency swaps.

Furthermore, the foreign exchange impact of derivatives used to hedge foreign-currency denominated bonds generated a foreign exchange loss of 406 million euros which is recognized directly in profit or loss, thereby offsetting exposure arising from the remeasurement of these bonds in the statement of financial position.

The ineffective portion of cash flow hedges recognized in net income amounted to (5) million euros versus (25) million euros in 2012 and (5) million euros in 2011.

Consolidated financial statements 2013	53

10.12

Fair value hedges

Fair value hedges negotiated by Orange aim at switching fixed-rate debt into floating-rate debt. The main hedges are shown in the table below.

		Notional amounts of the hedging instruments (in millions of hedged currency units)
Hedging instruments	Entity / Maturity	2014	2015	2016	2017	2018 and beyond
Cross currency swaps (1)
functional / hedged currency
PLN/EUR	Orange Polska	110	-	-	-	-
Interest rate swaps (2)
EUR	Orange SA	-	-	-	-	500
EUR	Orange Polska	110	-	-	-	-
(1) Hedging of interest rate risk and foreign exchange risk. (2) Hedging of interest rate risk.

Fair value hedges affect profit or loss as follows:

(in millions of euros)	2013	2012	2011
Gain (loss) recognized on hedging instruments	13	(10)	(4)
Change in accrued interest	4	(8)	(30)
Gain (loss) recognized on hedging instruments (excluding accrued interest)	9	(2)	26
Gain (loss) recognized on hedged items	(7)	5	(24)
Ineffectiveness (finance costs, net)	2	3	2

In 2013 and 2011, some fair value hedge relationships were discontinued. The fair value of the underlying debt at the hedge accounting termination date is amortized through profit or loss over the remaining term of the initial hedging relationship using an effective interest rate recalculated as of that date.

10.13

Net investment hedges

Since 2012, the foreign exchange component of some bonds in pound sterling has been qualified as a net investment hedge of the Group's investment in the United Kingdom. As at December 31, 2013, the hedged amount of assets in pound sterling is 1,600 million pounds sterling.

The change in the net investment hedge reserve is analyzed as follows:

(in millions of euros)	2013	2012	2011
Gain (loss) recognized in other comprehensive income during the period	41	(26)	(14)
Reclassification in net income during the period	-	125	-
TOTAL	41	99	(14)

In 2013, no ineffective portion of net investment hedges was recognized in finance costs versus (7) million euros in 2012 and (4) million euros in 2011.

10.14

Hedging instruments reserves

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Effective component of cash flow hedges	(661)	(383)	(20)
Reserve to be amortized for discontinued hedges	553	590	581
Effective component of net investment hedges	19	(22)	(121)
Contribution of Orange SA	(89)	185	440
Contribution of other entities	(41)	(58)	(18)
TOTAL	(130)	127	422
o/w share attributable to owners of the parent company	(127)	130	422
o/w share attributable to non-controlling interests	(3)	(3)	-

Consolidated financial statements 2013	54

NOTE 11

Information on market risks and fair value of financial assets and liabilities

It is noted that the Group uses financial performance indicators that are not specifically defined by IFRS, such as EBITDA (see Note 18.1) and net financial debt (see Note 10.2).

Market risks are monitored by Orange's Treasury and Financing Committee, which reports to the Group Management Committee. The committee is chaired by the Group's Deputy Chief Executive Officer and Executive Director for Finance and Information Systems and meets on a quarterly basis.

It sets the guidelines for managing the Group's debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risks exposure in the months to come, and reviews past management (realized transactions, financial results).

11.1

Interest rate risk management

Management of fixed-rate / variable-rate debt

Orange seeks to manage its fixed-rate / variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

The fixed-rate component of gross debt was 87% as at December 31, 2013.

The fixed-rate component of net debt was 100% as at December 31, 2013 compared with 111% as at December 31, 2012 and 113% as at December 31, 2011.

Sensitivity analysis of the Group's position to changes in interest rates

The sensitivity of the Group's financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in an increase of 29 million euros in financial expense and a 1% fall in interest rates would result in a decrease of 32 million euros.

Sensitivity of financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.74 billion euros, which represents 5.02% of its market value. A 1% fall in interest rates would lead to an increase of approximately 1.71 billion euros (4.94% of its market value).

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 164 million euros. A 1% fall in interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 198 million euros.

11.2

Foreign exchange risk management

Operational foreign exchange risk

The Group's foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to some of their operating cash flows (equipment or network capacity purchases, purchases from suppliers or sales to customers, purchases from or sales to international operators).

To cover their exposure to these foreign exchange risks, the subsidiaries of Orange have set up hedging policies whenever possible (see Note 10.11).

Consolidated financial statements 2013	55

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

•

dividends paid to the parent company: in general, the Group's policy is to economically hedge this risk as from the date of the relevant subsidiary's Shareholders' meeting;

•

financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

•

Group financing: most of the Group's debt is denominated in euros (92% of the Group’s bonds are denominated in euros). From time to time, Orange SA issues bonds in markets other than euro market (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen markets). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of the entities with the highest exposure to foreign exchange risks, including internal transactions, which generate a net gain or loss recognized in the consolidated income statement. It also shows the sensitivity of these entities to a 10% change in the foreign exchange rates of the currencies to which they are exposed.

	Exposure in currency units							Sensitivity analysis
(in millions of currency units)	EUR	GBP	PLN	EGP	CHF	USD	Total translated	10% gain in euro or zloty	10% loss in euro or zloty
Orange SA	-	(34)	(4)	-	(28)	(28)	(84)	8	(9)
Orange Polska	-	-	-	-	-	3	2	-	-
Commitment to purchase ECMS shares	-	-	-	(218)	-	-	(23)	2	(3)
TOTAL (CURRENCIES)	-	(34)	(4)	(218)	(28)	(25)	(105)
TOTAL (EUROS)	-	(40)	(1)	(23)	(23)	(18)	(105)

Translation risk

Due to its international presence, Orange’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound and the US dollar.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

	Contribution to consolidated net assets							Sensitivity analysis
(in millions of euros)	EUR	GBP	PLN	EGP	USD	Other currencies	Total	10% gain in euro	10% loss in euro
Assets excluding net debt (a) (1)	43,356	5,840	2,886	1,384	274	3,320	57,060	(1,246)	1,523
Net debt by currency including derivatives (b) (2)	26,744	1,918	1,017	899	55	93	30,726	(362)	442
Net assets by currency (a) - (b) (3)	16,612	3,922	1,869	485	219	3,227	26,334	(884)	1,081

(1) Net assets excluding net debt by currency do not include components of net financial debt.

(2) See Note 10.2.

(3) Share of net assets attributable to owners of the parent company in zlotys amounts to 947 million euros.

To limit the translation risk on the statement of financial position, since 2012, Orange hedge an amount of 1.6 billion pounds sterling through net investment hedges.

Due to its international presence, Orange Group is exposed to risk arising from changes in average exchange rates in the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

	Contribution to consolidated financial income statement							Sensitivity analysis
(in millions of euros)	EUR	GBP	PLN	EGP	USD	Other currencies	Total	10% gain in euro	10% loss in euro
Revenues	31,846	162	3,044	1,158	887	3,884	40,981	(830)	1,015
Reported EBITDA	9,832	(88)	953	322	138	1,078	12,235	(218)	267
Operating income	5,105	(158)	216	(55)	(54)	234	5,288	(17)	20

Consolidated financial statements 2013	56

11.3

Liquidity risk management

Diversified sources of funding

Orange has diversified sources of funding:

•

issues in the short-term securities markets;

•

regular issues in the bond markets;

•

in January 2011, Orange entered into a 5-year agreement with a large number of international banks for a 6 billion euros syndicated credit facility to refinance the previous facility. The margin on this syndicated credit facility has changed in 2013 following the downgrade of Orange's credit rating. In December 2012, the maturity of the syndicated credit facility was extended after the consent of the lenders with the following terms: 5,655 million euros are now maturing in January 2018; 75 million euros are now maturing in January 2017, and in accordance with the initial schedule, 270 million euros are maturing in January 2016.

Liquidity of investments

Orange invests its cash surplus in negotiable debt securities, mutual funds (OPCVM) and term deposits. As liquidity is the main priority for these investments, most of them are invested for the short term.

Smoothing debt maturities

Debt maturities are spread consistently over the coming years, as evidenced by the average maturity of net debt excluding TDIRA, which was 9 years at the end of 2013 (as at the end of 2012 and 2011).

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

•

amounts in foreign currencies are translated at the year-end closing rate;

•

future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

•

TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, from January 1, 2010, interest payable on the bonds has switched to a variable rate over an undetermined period of time (see Note 10.3). Accordingly, interest from that date other than for the first period is no longer included, as including interest payments for the other periods would not provide relevant information;

•

the maturity dates of revolving credit facilities are the contractual maturity dates;

•

non-cash items reconcile, for financial liabilities not accounted for at fair value in the statement of financial position, the breakdown of the nominal amounts, the accrued interest and the balance in the statement of financial position.

Consolidated financial statements 2013	57

			2014
(in millions of euros)	Note	December 31, 2013	Nominal amounts	Interest (1)
TDIRA	10.3	1,352	-	10
Bonds, excluding TDIRA	10.4	30,822	3,852	2,144
Bank and lending institutions	10.5	2,222	420	142
Finance lease liabilities (2)	10.2	661	152	19
Securitization debt	3.3 - 10.2	782	282	8
Cash collateral received	10.2	88	88	-
Commercial paper	10.2	708	708	-
Bank overdrafts	10.2	175	175	-
Commitment to purchase ECMS shares	10.2 - 10.6	232	-	-
Other commitments to purchase non-controlling interests	10.6	46	46	-
Other financial liabilities	10.2	393	259	7
Derivatives (liabilities)	10.10	1,365	51	104
Derivatives (assets)	10.10	(200)	(117)	(30)
Gross financial debt after derivatives		38,646	5,916	2,404
Deposits received from customers		219	219	-
Trade payables	4.5	7,889	7,521	9
Total financial liabilities (including derivatives assets)		46,754	13,656	2,413
(1) Sum of accrued interest for 766 million euros and future interest. (2) Future interest on finance lease liabilities amount to 77 million euros.

As at December 31, 2013, Orange's liquidity position exceeds its 2014 net financial debt obligations.

(in millions of euros)	Note	December 31, 2013
Bank overdrafts	10.2	(175)
Cash		1,586
Cash equivalents	10.9	4,330
Other financial assets at fair value, excluding derivatives	10.9	171
Available undrawn amount of credit facilities		6,341
Liquidity position		12,253

As regards constraints related to cash repatriation and exchange control of controlled entities, as at December 31, 2013, cash and cash equivalent are held mainly in France and in other countries of the European Union, which are not subject to restrictions on convertibility nor exchange control.

For associates and joint ventures, Orange does not govern the transfer of funds in the form of dividends. The main joint venture, EE is based in the United Kingdom which does not apply any regulatory restriction on the transfer of funds.

As at December 31, 2013, Orange had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at floating rate.

(in millions of euros)	December 31, 2013
Orange SA	6,150
FT España	61
ECMS	58
Orange Polska	7
Other	65
Available undrawn amount of credit facilities	6,341

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 11.4.

Consolidated financial statements 2013	58

2015		2016		2017		2018		2019 and beyond		Non-cash items
Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest
-	-	-	-	-	-	-	-	-	-	1,342
2,529	1,209	2,303	1,148	2,600	1,070	2,915	928	16,002	8,048	(111)
160	81	469	72	298	55	216	32	662	18	(22)
40	17	42	16	47	11	63	6	317	9	-
-	-	500	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
-	-	232	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
50	3	13	2	18	2	10	1	22	5	18
154	63	128	22	1	(4)	1	67	199	(237)
(1)	(12)	(18)	(14)	-	(17)	-	(26)	(27)	(164)
2,932	1,361	3,669	1,246	2,964	1,117	3,205	1,008	17,175	7,679
-	-	-	-	-	-	-	-	-	-	-
42	12	39	14	39	17	38	10	102	106	107
2,974	1,373	3,708	1,260	3,003	1,134	3,243	1,018	17,277	7,785

Orange's debt ratings

Orange's debt rating is an additional performance indicator used to assess the Group's financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange's debt rating will, for certain outstanding financings, trigger step-up clauses affecting the interest paid to investors or result in the acceleration or the modification of the repayment schedule of those loans. One Orange SA’s bond (see Note 10.4) with an outstanding amount of 2.5 billion dollars equivalent of 1.8 billion euros as at December 31, 2013 is subject to step-up clauses. These clauses were triggered in 2013 and in early 2014.

The interest rate applied to the TDIRA’s Supplier tranche is also subject to change if Orange's credit ratings are downgraded (see Note 10.3). On January 6, 2014, the General Assembly of the Bank tranche holders took decision to remove the step-up clause (see Note 10.3).

In addition, the margin on the 6 billion euros syndicated credit facility signed on January 27, 2011 has changed following the downgrade of Orange's credit rating.

Lastly, Orange SA's trade receivables securitization programs contain provisions for accelerated repayment or modification of the repayment schedule in the event that Orange’s long-term debt rating is downgraded to BB- by Standard & Poor’s or to Ba3 by Moody’s or if one of the relevant agencies ceases to publish its rating (see Note 11.4).

Regarding the changes in Orange's debt ratings in 2013:

•

rating agency Standard & Poor's revised the rating of Orange down to BBB+ on April 22, 2013. The outlook is stable.

•

rating agency Fitch Ratings revised its outlook from stable to negative, on November 7, 2013.

	Standard & Poor’s	Mbody’s	Fitch Ratings
Long-term debt	BBB+	A3	BBB+
Outlook	Stable	Negative	Negative
Short-term debt	A2	P2	F2

Rating agency Moody’s revised, on January 14, 2014, the rating of Orange's long-term debt down to Baa1, and revised its outlook from Negative to Stable while confirming Orange's short-term debt rating at P2.

Rating agency Standard & Poor's revised, on January 20, 2014, its outlook on Orange’s long-term debt from Stable to Negative, confirming Orange’s long-term debt rating at BBB+ as well as Orange’s short-term debt rating at A2.

Consolidated financial statements 2013	59

11.4

Management of covenants

Commitments with regard to financial ratios

Orange SA does not have any credit facility or borrowing subject to specific covenants with regard to financial ratios.

In respect of a bank guarantee contract signed in 2011, Orange Polska must comply with the following covenant:

•

a net debt to EBITDA ratio equal to or less than 3.5 (net debt and EBITDA as defined in the contract with the bank).

In respect of its 2005, 2007, 2008, 2009, 2011 and 2012 bank financing contracts, ECMS must comply with the following covenant:

•

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts with the banks).

As at December 31, 2013, these ratios were fully compliant.

Contractual clauses affecting interests paid according to Orange’s credit rating are described in Note 11.3.

Commitments with regard to structured financing contracts

Several repayment scenarios are possible for the Group's trade receivables securitization programs, namely:

•

standard repayment on the contractual maturity date of the programs;

•

accelerated repayment or modification of the repayment schedule, notably in the event that Orange's long-term rating is downgraded to BB- from Standard & Poor's or Ba3 from Moody's or if one of the relevant agencies ceases to publish its rating. In the case of accelerated or adjusted payment, the securitization special purpose vehicles cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay progressively holders of beneficial interest.

Commitments related to instances of default or material adverse changes

Most of Orange's financing agreements, including in particular the 6 billion euro syndicated credit facility set up on January 27, 2011, as well as bonds, are not subject to cross default or prepayment arrangements in the event of a material adverse change. Events of defaults in accelerated repayment clauses do not automatically lead to immediate repayment of other contracts.

11.5

Credit risk and counterparty risk management

Financial instruments that could potentially expose Orange to concentrations of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange considers that it has limited concentration in credit risk with respect to trade accounts receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of net trade receivables past due is provided in Note 3.3. For loans and other receivables, amounts past due but not depreciated are not material.

Orange is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements. In addition, limits are defined for each selected counterparty as follows:

•

limits are based on each financial institution's rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

•

limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

•

counterparties' ratings are monitored;

•

lastly, on derivatives, master agreements relating to financial instruments (French Banking Federation or International Swaps and Derivatives Association) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties. These agreements include a cash collateral clause which can lead to either cash deposit or cash collection. These amounts of payments correspond to the change in market value of all derivative instruments (or, for a few counterparties, derivatives with a maturity greater than 3 months). Therefore the amount of cash collateral varies with all derivatives’ marked-to-market, depending on the variation of market data.

Consolidated financial statements 2013	60

In addition, investments are negotiated with high-grade banks. By exception, subsidiaries may deal with counterparties with a lower rating; in such cases, the rating is essentially the highest available in the country concerned.

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Fair value of derivatives assets	200	300	832
Fair value of derivatives liabilities	(1,365)	(858)	(585)
Netting due to master agreements (a)	(1,165)	(558)	247
Amount of cash collateral paid	1,146	372	317
Amount of cash collateral received	(88)	(66)	(314)
Netting due to cash collateral (b)	1,058	306	3
Net amount (a) + (b)	(107)	(252)	250

Variations in net cash collateral between 2012 and 2013 can be explained by changes in the portfolio as well as the foreign exchange impact of derivatives due to a gain of euro against other currencies including dollar and yen, and finally by a general increase of interest rates, especially in the dollar market.

The remaining exposure is mainly due to a time difference between the closing date and the last date on which the derivatives were valued to determine the amount of cash collateral.

Sensitivity analysis of cash deposits to changes in market interest rates and exchange rates

An increase of 1% in euro market rates would improve the market value of interest rate risk hedging derivatives and would result in a decrease in cash collateral paid of approximately 659 million euros. By symmetry, a decline of 1% in euro market rates would reduce the market value of derivatives and would result in an increase of cash collateral paid for a similar amount.

A 10% gain of euro against currencies in which hedged debts are denominated (mainly pound sterling and dollar) would reduce hedging derivatives' market value and would result in an increase of cash collateral paid for about 984 million euros. By symmetry, a 10% loss of euro against currencies in which hedged debts are denominated would improve hedging derivatives' market value and would result in a decrease of cash collateral paid for a similar amount.

11.6

Equity market risk

As at December 31, 2013, Orange SA had no options to purchase its own shares; it had set-up forward purchases of 4,050,532 shares and held 23,367,136 treasury shares (of which 8,025,000 under the liquidity contract, see Note 13.2). Moreover, the Group's exposure to market risk on shares of listed companies included in assets available for sale was not material given their volume and mutual funds investments (OPCVM) do not contain any equity component. Nevertheless, Orange is exposed to equity risk through certain retirement plan assets (see Note 5.2).

Lastly, the representation of Orange's assets on the statement of financial position may be affected by the market value of its subsidiaries' shares, which is one of the measurement variables used in impairment testing.

11.7

Capital management

Orange manages its equity as part of a balanced financial policy, aiming to ensure flexible access to the capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

As regards dividends, the amount available to provide return to shareholders is calculated on the basis of the total net income and the retained earnings, under French GAAP, of the entity Orange SA, the parent company.

Consolidated financial statements 2013	61

11.8

Fair value levels of financial assets and liabilities

The definition of fair value levels and the description of calculation methods used by the Group are disclosed in Note 18.11.

		December 31, 2013
(in millions of euros)	Note	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Assets available for sale	10.7	103	103	52	-	51
Listed investment securities		52	52	52	-	-
Other		51	51	-	-	51
Loans and receivables	3.3 - 10.8	7,806	7,806	1,586	6,220	-
Trade receivables		4,360	4,360	-	4,360	-
Cash		1,586	1,586	1,586	-	-
Deposits and various items		1,146	1,146	-	1,146	-
Other		714	714	-	714	-
Assets at fair value through profit or loss, excluding derivatives	10.9	4,575	4,575	4,366	208	-
Cash equivalents		4,330	4,330	4,330	-	-
Other		245	245	36	208	-
Financial liabilities at amortized cost	10.2	45,284	48,889	30,940	17,949	-
Financial liabilities		37,176	40,842	30,940	9,902	-
Trade payables		7,889	7,828	-	7,828	-
Other		219	219	-	219	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10.6	305	305	-	259	46
Bonds at fair value		27	27	-	27	-
Commitment to purchase ECMS shares		232	232	-	232	-
Other commitments to purchase non-controlling interests		46	46	-	-	46
Net derivatives	10.10	1,165	1,165	-	1,165	-

The market value of the net financial debt carried by Orange was 34,392 million euros as at December 31, 2013, for a carrying amount of 30,726 million euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Financial liabilities at fair value through profit or loss, excluding derivatives
Level 3 fair values at December 31, 2012	91	35
Gains (losses) taken to profit or loss	12	11
Gains (losses) taken to other comprehensive income	3	-
Impact of changes in the scope of consolidation	(55)	-
Level 3 fair values at December 31, 2013	51	46

Consolidated financial statements 2013	62

		December 31, 2012
(in millions of euros)	Note	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Assets available for sale	10.7	139	139	48	-	91
Listed investment securities		48	48	48	-	-
Unlisted investment securities		91	91	-	-	91
Other		-	-	-	-	-
Loans and receivables	3.3 - 10.8	6,924	6,924	1,205	5,719	-
Trade receivables		4,635	4,635	-	4,635	-
Cash		1,205	1,205	1,205	-	-
Deposits and various items		374	374	-	374	-
Other		710	710	-	710	-
Assets at fair value through profit or loss, excluding derivatives	10.9	7,323	7,323	7,232	91	-
Cash equivalents		7,116	7,116	7,116	-	-
Other		207	207	116	91	-
Financial liabilities at amortized cost	10.2	47,249	52,019	34,768	17,251	-
Financial liabilities		38,988	43,740	34,768	8,972	-
Trade payables		8,034	8,052	-	8,052	-
Other		226	226	-	226	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10.6	282	282	-	247	35
Bonds at fair value		27	27	-	27	-
Commitment to purchase ECMS shares		220	220	-	220	-
Other commitments to purchase non-controlling interests		35	35	-	-	35
Net derivatives	10.10	558	558	-	558	-

The market value of the net financial debt carried by Orange was 35,297 million euros as at December 31, 2012, for a carrying amount of 30,545 million euros.

		December 31, 2011
(in millions of euros)	Note	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Assets available for sale	10.7	89	89	41	-	48
Listed investment securities		40	40	40	-	-
Unlisted investment securities		48	48	-	-	48
Other		1	1	1	-	-
Loans and receivables	3.3 - 10.8	8,375	8,371	1,434	6,937	-
Trade receivables (1)		4,905	4,905	-	4,905	-
Cash		1,311	1,311	1,311	-	-
Deposits and various items		450	446	123	323	-
Other		1,709	1,709	-	1,709	-
Assets at fair value through profit or loss, excluding derivatives	10.9	7,457	7,457	2,079	5,378	-
Cash equivalents		6,733	6,733	1,939	4,794	-
Other		724	724	140	584	-
Financial liabilities at amortized cost	10.2	47,904	51,306	11,987	39,319	-
Financial liabilities		39,135	42,506	11,987	30,519	-
Trade payables		8,531	8,562	-	8,562	-
Other		238	238	-	238	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10.6	1,974	1,974	-	1,959	15
Bonds at fair value		22	22	-	22	-
Commitment to purchase Mobinil-ECMS shares		1,937	1,937	-	1,937	-
Other commitments to purchase non-controlling interests		15	15	-	-	15
Net derivatives	10.10	(247)	(247)	-	(247)	-
(1) Trade receivables that were presented in level 3 in 2011 are now in level 2, consistently with trade payables.

The market value of the net financial debt carried by Orange was 34,265 million euros as at December 31, 2011, for a carrying amount of 30,890 million euros.

Consolidated financial statements 2013	63

NOTE 12

Income tax

12.1

Income tax in profit and loss statement

(in millions of euros)	2013	2012	2011
France tax group	(996)	(912)	(1,693)
• Current tax	(510)	(634)	(763)
• Deferred taxes	(486)	(278)	(930)
United Kingdom	(6)	(41)	(12)
• Current tax	(98)	(108)	(96)
• Deferred taxes	92	67	84
Spain	(74)	122	-
• Current tax	(74)	(31)	-
• Deferred taxes	-	153	-
Poland	(5)	(40)	66
• Current tax	(18)	(30)	(41)
• Deferred taxes	13	(10)	107
Other subsidiaries	(324)	(360)	(448)
• Current tax	(399)	(445)	(408)
• Deferred taxes	75	85	(40)
TOTAL	(1,405)	(1,231)	(2,087)
• Current tax	(1,099)	(1,248)	(1,308)
• Deferred taxes	(306)	17	(779)

France tax group

The income tax expense in 2013 reflects the impacts of the 2014 Finance Act adopted on December 29, 2013, which included the increase in the corporate tax rate raised to 38% for fiscal years 2013 and 2014 instead of 36.10% previously.

The current income tax expense mainly relates to income tax of the current year and is calculated on the basis of 50% of taxable income in 2012 and 2013 and 40% in 2011 due to the restricted utilization of tax losses carryforward.

The deferred tax expense mainly arises from the use of tax losses carryforward. In 2013, the change in the tax rate results in a deferred tax income of 52 million euros representing the update of the net deferred tax asset position at the beginning of the year (72 million euros in 2012 and 60 million euros in 2011). In 2012 the deferred tax charge included a deferred tax income of 381 million euros in relation with the new French part-time for seniors plan.

With respect to the tax audits relating to fiscal years 2000-2005, French tax authorities notified tax claims amounting to 1,735 million euros in 2011. On July 4, 2013, the Administrative Court of Montreuil ruled against Orange SA. This decision has triggered the payment of the remaining balance on principal and interests for late payment claimed by the Administration for a total amount of 2,146 million euros. Given that the tax liability was previously recognized, only an additional charge of 46 million euros was recorded in 2013 for late interests of the current period.

Orange SA considers it has solid legal arguments, particularly with respect to the enforceability of management decisions against Tax Administration and the statute of limitations for the years covered by the tax audit. So Orange SA appealed against the judgment before the Administrative Court of Appeal of Versailles on July 29, 2013.

Tax audits related to the two main companies of the French tax group, former France Telecom SA and former Orange France SA, were completed in 2013 for the fiscal years 2006-2009 and 2006-2010 respectively, without any material adjustments.

United Kingdom

The current income tax expense primarily reflects the taxation of brand activities.

The tax rate in the United Kingdom was reduced to 23% as from April 1, 2013 and will be gradually decreased to 21% as from April 1, 2014, then 20% as from April 1, 2015. As a result of the ongoing reductions in tax rate in the United Kingdom, the deferred tax income primarily relates to the adjustment of the deferred tax liability related to the Orange brand for 94 million euros in 2013, and respectively 63 and 93 million euros for the years 2012 and 2011.

Spain

In 2013 and 2012, the current income tax expense represents the obligation to pay a minimum tax calculated on the basis on 75% of taxable income due to restricted utilization of tax losses carried forward, applied to the local tax rate of 30%. In 2011, Spain did not book any current income tax expense and did not recognize any deferred tax asset in respect of tax losses for the year.

In 2012, the deferred tax income was mainly related to the reassessment of deferred tax assets amounting to 110 million euros due to business plans deemed favorable.

Consolidated financial statements 2013	64

Poland

In 2011, the deferred tax reflected the revised amount of the deferred tax asset relating to the provision DPTG.

Other subsidiaries

In 2011, the tax rate in Egypt was increased to 25% instead of 20% previously. Accordingly, deferred taxes of Mobinil and ECMS included a deferred tax expense of 66 million euros mainly relating to the update of the net deferred tax liability position at the beginning of the year.

Group tax proof

(in millions of euros)	2013	2012	2011
Net income before tax	3,538	2,335	5,915
Statutory tax rate in France	38.00%	36.10%	36.10%
Theoretical income tax	(1,345)	(843)	(2,135)
Reconciliation items:
Impairment of goodwill	(194)	(625)	(220)
Share of profits (losses) of associates and joint ventures	(98)	(95)	(35)
Adjustment of prior-year taxes	(16)	(102)	(151)
Reassessment of deferred tax assets	(74)	72	(107)
Difference in tax rates (1)	232	238	149
Change in applicable tax rates	146	135	142
Other reconciliation items (2)	(57)	(11)	271
Effective income tax	(1,405)	(1,231)	(2,087)

Effective tax rate	39.71%	52.72%	35.28%

(1) The Group’s presence in juridictions in which tax rates are different from the French tax rate, mainly United Kingdom (23% in 2013, 25% in 2012 and 26% in 2011), Spain (tax rate of 30%) and Poland (tax rate of 19%).

(2) Of which the tax reversals from cumulative translation adjustments associated with discontinued operations in the United Kingdom for 232 million euros in 2011.

12.2

Corporate income tax on components of other comprehensive income

	2013			2012			2011
(in millions of euros)	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount
Actuarial gains and losses on post-employment benefits	23	(4)	19	(84)	29	(55)	(46)	(3)	(49)
Assets available for sale	8	-	8	7	-	7	(10)	-	(10)
Cash flow hedges	(298)	101	(197)	(394)	134	(260)	(3)	4	1
Net investment hedges	41	(14)	27	99	(34)	65	(14)	5	(9)
Translation adjustments	(453)	-	(453)	264	-	264	(1,053)	-	(1,053)
Other comprehensive income of associates and joint ventures	(42)	-	(42)	(18)	(5)	(23)	(11)	-	(11)
TOTAL	(721)	83	(638)	(126)	124	(2)	(1,137)	6	(1,131)

Consolidated financial statements 2013	65

12.3

Tax position in the statement of financial position

	December 31, 2013			December 31, 2012			December 31, 2011
(in millions of euros)	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
• Current tax (1)	-	256	(256)	-	2,423	(2,423)	-	2,221	(2,221)
• Deferred taxes (2)	2,368	-	2,368	2,693	-	2,693	2,829	-	2,829
United Kingdom
• Current tax	-	43	(43)	-	43	(43)	-	56	(56)
• Deferred taxes (3)	-	616	(616)	-	709	(709)	-	776	(776)
Spain
• Current tax	33	-	33	23	-	23	3	-	3
• Deferred taxes (4)	561	94	467	572	86	486	460	127	333
Poland
• Current tax	-	22	(22)	-	29	(29)	-	8	(8)
• Deferred taxes	222	-	222	214	-	214	204	-	204
Other subsidiaries
• Current tax	77	271	(194)	86	299	(213)	121	340	(219)
• Deferred taxes	100	244	(144)	115	307	(192)	58	361	(303)
TOTAL
• Current tax	110	592	(482)	109	2,794	(2,685)	124	2,625	(2,501)
• Deferred taxes	3,251	954	2,297	3,594	1,102	2,492	3,551	1,264	2,287

(1) Of which effect of the tax audits covering fiscal years 2000 to 2005 including payment made in 2013 (see Note 12.1).

(2) Of which deferred tax assets on tax losses carryforward indefinitely.

(3) Of which deferred tax liabilities on the Orange brand.

(4) Of which deferred tax assets on tax losses carryforward beyond 2018.

Change in net current tax

(in millions of euros)	2013	2012	2011
Net current tax - opening balance	(2,685)	(2,501)	(2,229)
Cash tax payments	1,141	1,145	1,021
Payment related to 2005 tax audit settlement	2,146	-	-
Current income tax expense	(1,099)	(1,247)	(1,308)
Changes in consolidation scope, reclassification and translation adjustments	10	(82)	15
Reclassification to assets held for sale (1)	5	-	-
Net current tax - closing balance	(482)	(2,685)	(2,501)
(1) Orange Dominicana in 2013.

Change in net deferred tax

(in millions of euros)	2013	2012	2011
Net deferred taxes - opening balance	2,492	2,287	3,159
Change in income statement	(306)	17	(779)
Change in other comprehensive income	83	129	6
Changes in consolidation scope, reclassification and translation adjustments	59	59	(28)
Reclassification to assets held for sale (1)	(31)	-	(71)
Net deferred taxes - closing balance	2,297	2,492	2,287
(1) Orange Dominicana in 2013 and Orange Suisse in 2011.

Consolidated financial statements 2013	66

Deferred tax assets and liabilities by type

	December 31, 2013			December 31, 2012			December 31, 2011
(in millions of euros)	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement
Provisions for employee benefit obligations	943	-	(12)	959	-	390	525	-	(64)
Fixed assets	1,153	1,149	157	1058	1,261	292	887	1,427	215
Tax losses carryforward	5,517	-	(349)	5,824	-	(415)	6,257	-	(468)
Other temporary differences	1,649	955	(39)	1,591	922	(260)	1,654	835	(113)
Deferred tax	9,262	2,104	(243)	9,432	2,183	7	9,323	2,262	(430)
Unrecognized deferred tax assets	(4,861)	-	(63)	(4,757)	-	10	(4,774)	-	(349)
Netting	(1,150)	(1,150)	-	(1,081)	(1,081)	-	(998)	(998)	-
TOTAL	3,251	954	(306)	3,594	1,102	17	3,551	1,264	(779)
Net deferred tax	2,297			2,492			2,287

At December 31, 2013, tax losses carryforward mainly relate to France, Spain and Belgium.

In France and Spain, recognized tax losses are expected to be fully utilized by 2016 and 2018 respectively, but could be materially affected by changes in tax rules and changes in business plans.

As at December 31, 2013, unrecognized deferred tax assets mainly including tax losses carryforward are related to Spain for 2.3 billion euros and Belgium for 1.3 billion euros. Most of the tax losses carryforward for which no deferred tax assets are recognized will expire beyond 2018.

NOTE 13

Shareholders' equity

At December 31, 2013, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 26.94% of Orange SA's share capital and 27.18% of the voting rights either directly or indirectly in concert with Bpifrance Participations.

13.1

Changes in share capital

No new shares were issued during 2013.

13.2

Treasury shares

As authorized by the Shareholders' Meeting of May 28, 2013, the Board of Directors instituted a new share buyback program (the 2013 Buyback Program) and cancelled the 2012 Buyback Program, with immediate effect. The 2013 Buyback Program is described in the France Telecom-Orange Registration Document filed with the French Securities Regulator on March 27, 2013.

The only shares bought back by Orange during 2013 were shares bought back as part of the liquidity contract.

At December 31, 2013, Orange SA held 23,367,136 of its own shares (including 8,025,000 shares as part of the liquidity contract), compared with 21,481,241 at December 31, 2012 (including 6,135,000 shares as part of the liquidity contract) and 15,456,045 at December 31, 2011 (including 101,868 shares as part of the liquidity contract). Besides, Orange SA has a forward purchase contract for 4,050,532 shares.

13.3

Earnings per share

(in millions of euros)	2013	2012	2011
Net income of continuing operations used for calculating basic earnings per share	1,873	820	3,895
Impact of dilutive instruments:
TDIRA	-	-	57
Free share award plan	-	(1)	0
Net income of continuing operations used for calculating diluted earnings per share	1,873	819	3,952

Consolidated financial statements 2013	67

(number of shares)	December 31, 2013	December 31, 2012	December 31, 2011
Weighted average number of ordinary shares outstanding - basic	2,626,964,036	2,632,833,980	2,643,535,474
Impact of dilutive instruments:
TDIRA	-	-	64,009,082
Orange SA stock option and related plans	-	-	29,964
Free share award plan	-	13,246,540	4,398,445
Forward purchase contract	-	76,826	-
Weighted average number of shares outstanding - diluted	2,626,964,036	2,646,157,346	2,711,972,965

The TDIRA, which were non-dilutive at December 31, 2013 and at December 31, 2012, were not included in the calculation of diluted earnings per share.

The free share award plan was not included in the calculation of diluted earnings per share regarding the assessment by the Board of Directors that the performance condition was not achieved (see Note 5.3).

Subscription options were not included in the calculation of diluted earnings per share, their exercise price was greater than the annual average share price, which amounted to 8.35 euros in 2013. Details of each plan are described in Note 5.3.

13.4

Dividends

Full Year	Approved by	Description	Dividend per share (in euros)	Payout date	How paid	Total (in millions of euros)
2013	Board of Directors Meeting on July 24, 2013	2013 interim dividend	0.30	December 11, 2013	Cash	788
	Shareholders' Meeting on May 28, 2013	Balance for 2012	0.20	June 11, 2013	Cash	526
Total dividends paid in 2013						1,314
2012	Board of Directors Meeting on July 25, 2012	2012 interim dividend	0.58	September 12, 2012	Cash	1,528
	Shareholders' Meeting on June 5, 2012	Balance for 2011	0.80	June 13, 2012	Cash	2,104
Total dividends paid in 2012						3,632
2011	Board of Directors Meeting on July 27, 2011	2011 interim dividend	0.60	September 8, 2011	Cash	1,585
	Shareholders' Meeting on June 7, 2011	Balance for 2010	0.80	June 15, 2011	Cash	2,118
Total dividends paid in 2011						3,703
2010	Board of Directors Meeting on July 28, 2010	2010 interim dividend	0.60	September 2, 2010	Cash	1,589

13.5

Cumulative translation adjustment

(in millions of euros)	2013	2012	2011
Profit (loss) recognized in other comprehensive income during the period	(450)	431	(411)
Reclassification to net income for the period	(3)	(167)	(642)
Total transaction adjustments for continuing operations	(453)	264	(1,053)

In 2012, the reclassification of translation adjustments to net income for the period was due to transactions relating to the disposal of Orange Suisse.

In 2011, Orange terminated certain operations in the United Kingdom. This transaction generated an impact of 642 million euros on the income statement resulting from reclassification of the cumulative translation adjustment for these entities.

Consolidated financial statements 2013	68

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Pound sterling	460	601	441
Polish zloty	900	952	608
Swiss franc	1	1	160
Egyptian pound	(391)	(304)	(261)
Slovakian crown	220	221	221
Dominican Peso	(165)	(100)	(67)
Other	(273)	(166)	(161)
TOTAL	752	1,205	941
o/w share attributable to owners of the parent company	512	941	752
o/w share attributable to non-controlling interests	240	264	189

In 2013, the cumulative translation adjustment of Orange Dominicana, for which the transaction is in progress, is presented in the line Dominicain Peso. This cumulative translation adjustment will be reclassified in the net income of 2014 when the disposal of Orange Dominicana becomes effective.

13.6

Non-controlling interests

(in millions of euros)	2013	2012	2011
Credit part of net income attributable to non-controlling interests (a)	336	434	497
o/ w Orange Polska	43	108	164
o/ w Sonatel Group	182	157	153
o/ w Mobistar Group	37	83	104
o/ w Jordan Telecom Group	24	41	39
Debit part of net income attributable to non-controlling interests (b)	(76)	(150)	(564)
o/ w Telkom Kenya	(41)	(93)	(144)
o/ w Egypt (1)	(8)	(27)	(388)
Net income attributable to non-controlling interests (a)+(b)	260	284	(67)
Credit part of comprehensive net income attributable to non-controlling interests (a)	316	485	402
o/ w Orange Polska	37	160	60
o/ w Sonatel Group	179	160	153
o/ w Mobistar Group	37	83	104
o/ w Jordan Telecom Group	16	38	45
Debit part of comprehensive net income attributable to non-controlling interests (b)	(76)	(131)	(572)
o/ w Telkom Kenya	(40)	(76)	(150)
o/ w Egypt	(7)	(26)	(388)
Comprehensive net income attributable to non-controlling interests (a) + (b)	240	354	(171)
(1) Including (286) million euros in 2011 relating to the impairment loss attributable to non-controlling interests (see Note 6.1).

(in millions of euros)	2013	2012	2011
Dividends paid to minority shareholders	359	579	687
o/ w Orange Polska	77	234	245
o/ w Sonatel Group	164	157	159
o/ w Mobistar Group	51	104	122
o/ w Jordan Telecom Group	43	48	48
o/ w Egypt	-	-	95

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Debit part of equity attributable to non-controlling interests (a)	2,101	2,128	2,250
o/ w Orange Polska	1,018	1,082	1,186
o/ w Sonatel Group	561	515	513
o/ w Mobistar Group	157	170	191
o/ w Jordan Telecom Group	189	216	227
Credit part of equity attributable to non-controlling interests (b)	(116)	(50)	(231)
o/ w Telkom Kenya	(49)	(10)	(218)
Total Equity attributable to non-controlling interests (a) + (b)	1,985	2,078	2,019

For Telkom Kenya, the transactions described in Note 2.2 resulted in 2012 in the reclassification of (241) million euros from equity attributable to the non-controlling interests to equity attributable to the owners of the parent.

For Egypt, given OTMT's option to sell its residual interests in ECMS and MT Telecom (see Note 2.2), the negative balance of non-controlling interests share in Egypt amounting to (7) million euros has been reclassified under equity attributable to the owners of the parent in the statement of financial position.

Consolidated financial statements 2013	69

NOTE 14

Unrecognized contractual commitments

At December 31, 2013, Orange is not aware of having entered into any commitment involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this note.

14.1

Operational activities commitments

(in millions of euros)	Total	Less than 1 year	1-5 years	More than 5 years
Operational activities commitments	15,310	5,801	6,168	3,341
Operating leases	5,558	1,003	2,695	1,860
Handsets purchases	3,182	1,685	1,497	-
Transmission capacity purchases	870	348	475	47
Other goods and services purchases	2,791	1,221	930	640
Investment commitments	1,614	1,402	212	1
Public-to-private service concession commitments	644	81	126	437
Guarantees granted to third parties in the ordinary course of business	651	61	233	356

Operating leases

Operating lease commitments mainly include property lease commitments. Other leases are leases in form of overhead (equipment, vehicles and other assets). Future finance lease payments are shown in Note 11.3.

(in millions of euros)	Discounted value of future lease payments	Minimum future lease payments
Property lease commitments	4,298	5,361
o/w technical activities	2,650	3,337
o/w shops / offices activities	1,648	2,024

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
Property lease commitments	5,361	930	797	695	572	510	1,857

The operating leases correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The discount rate corresponds to the weighted average cost of the Group bond debt.

The indefinite term leases amount to approximately 10% of the total of the property lease commitments.

The property lease commitments in France represent 60% of the total of the property lease commitments.

The Group may choose whether or not to renew these commercial leases upon expiration or replace them by other leases with renegotiated terms and conditions.

Handsets purchases

Following the signing of new handsets purchase contracts during the first half of the year 2013, total handsets purchase commitments amount to 3,182 million euros at the end of December 2013. These commitments are spread over 3 years.

Transmission capacity purchases

At December 31, 2013, purchase commitments of transmission capacity amount to 870 million euros, including 620 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up to 2020).

Consolidated financial statements 2013	70

Other goods and services purchases

The Group's most significant commitments at December 31, 2013 relate to the following:

•

the sites management service contracts ("TowerCos") signed in Africa: these commitments amount to 555 million euros at the end of December 2013;

•

the maintenance of submarine cables for which Orange has joint ownership or user rights, for an estimated overall amount of 210 million euros;

•

the purchase of cinematographic works within the framework of an agreement signed by the Group with the CSA (French Broadcasting Authority) in December 2013 to support the film creation. The Group guarantees to the French and European cinema sector a 179 million euros investment over five years;

•

the purchase of broadcasting rights for 138 million euros;

•

the network maintenance for 139 million euros.

Investment commitments

The investment commitments presented below correspond to commitments made by the Group and will eventually be registered as assets in the consolidated statement of financial position. At the end of December 2013, they amount to 1,614 million euros.

In Spain, as part of the acquisition of a second block of 3G frequencies, Orange committed to invest 433 million euros over three years. At the end of December 2013, the total investment was realized. The bank guarantee relative to the initial commitments was released by the Spanish administration in the beginning of January 2014.

In Poland, Orange committed with the Polish Office for Electronic Communications (UKE) to realize 1.2 million broadband access lines until March 31, 2013. On December 31, 2013, the total investment was realized.

In Romania, in October 2012, Orange won blocks of frequencies in 800 MHz to 2.6 GHz bands for a total amount of 227 million euros in an auction process of 2G and 4G frequencies by Romanian telecom regulator ANCOM. A payment of 64 million euros was made in the end of December 2012, including 11 million euros for the extension of the 2G licenses and an advance of 53 million euros for the new 2G and 4G frequency blocks. In 2013, the balance of 163 million euros was paid.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to various administrative authorities such as ensuring a certain coverage and a certain quality level. These commitments, which have been undertaken primarily as part of license award processes, will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. Such commitments have been made towards the French authorities for frequencies obtained in 2011 in the 2.6 GHz and 800 MHz bands and towards the Romanian authorities for frequencies obtained in 2012 in bands of 800 MHz to 2.6 GHz.

In France, the Group agreed to meet the following conditions:

•

an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under full MVNO schemes;

•

an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band), which can be met by using both the allocated frequencies and other frequencies;

•

more specifically, for the 800 MHz band, an obligation to provide coverage in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, an obligation to provide roaming in each département (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white area" program.

In Romania, the Group agreed to meet the following conditions:

•

an obligation to provide mobile coverage of at least 95% of the population within 225 of 732 localities with mobile communication services in UMTS or LTE technologies, for the 800 MHz and 900 MHz bands;

•

an obligation to provide voice services coverage of at least 98% of the population of inhabited areas, for 900 MHz and 1.8 GHz bands;

•

an obligation to provide Broadband data services of at least 60% of inhabited areas;

•

an obligation to provide voice mobile communication services coverage of 80% of the population by 5 April 2017 and  Broadband data mobile communication services of 30% of the population by 5 April 2019, for 1.8 GHz and 2.6 GHz bands.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Public-to-private service concession commitments

As part of the deployment of the high and very high speed network in France, the Group entered into public-to-private service concession contracts. These contracts of construction and network operation, staggering until 2038, will be accounted for, as they are carried out, as 72 million euros intangible assets and as 572 million euros financial assets, in accordance with accounting principles described in Note 18.3.

Consolidated financial statements 2013	71

Guarantees granted to third parties in the ordinary course of business

The main Group commitments on December 31, 2013 concern performance guarantees granted to certain Enterprise customers as part of the security of networks and remote access. At the end of December 2013, these commitments amount to 122 million euros.

Orange's commitments towards Deutsche Telekom, granted as part of the compensation mechanism of the joint venture BuyIn, were settled in 2013.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the execution of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the execution of the contractual obligations of the consolidated companies are not considered as unrecognized contractual commitments, as they would not increase the Group commitments in relation to the basic obligations of the consolidated entities.

Regarding individual training rights for employees of French entities of the Orange Group, vested rights not yet used totaled approximately 10.8 million hours at December 31, 2013. In accordance with French accounting standards (CNC Urgent Issues Committee Opinion 2004-F on the recognition of individual rights to training for employees), the costs associated with rights are expensed over the period and do not give rise to a provision except in case of request submitted by the employee within the framework of a Personal Leave for Training, of a dismissal or of a resignation.

14.2

Group consolidation scope commitments

Asset and liability guarantees granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to standard warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2013, the main warranties in effect were the following:

•

warranties were granted to the joint venture EE at the time of the transfer of the United Kingdom operations, on the one hand related to the restructuring of interests and assets carried out prior to the contribution (uncapped warranties expiring in 2022), and on the other hand tax-related (warranty capped at 5 billion pounds sterling, or 5,997 million euros at December 31, 2013) expiring in 2017;

Moreover, as part of the merger of Orange and Deutsche Telekom operations in the United Kingdom, Orange counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (900 million euros at December 31, 2013), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-Mobile (UK) towards the joint venture created with H3G as part of a 3G network sharing agreement (i.e. a guarantee capped at 375 million pounds sterling, or 450 million euros for Orange);

In addition, Orange retained certain compensation obligations in relation to the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange Personal Communications Services (now accounted for under the equity method). These compensation obligations are capped at 315 million pounds sterling, or 378 million euros, at December 31, 2013. These obligations will expire at the latest in February 2017;

•

tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and internet operations in the Netherlands in 2007. These warranties will expire at the end of the statutory limitation period, in 2019;

•

warranties capped at 91 million euros, granted as part of the disposal of Orange Denmark in 2004. This warranties will expire at the end of the statutory limitation period, in 2019;

•

standard warranties granted by the Group as part of Orange Austria disposal in 2013 (see Note 2.2). These warranties amount to 98 million euros and will expire at the end of the statutory limitation period, in 2015 and 2023;

•

tax-related warranty granted as part of Orange Suisse disposal in 2012. This warranty is not capped and will expire in 2017;

•

miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with regard to the Group's results and financial position.

Consolidated financial statements 2013	72

Commitments relating to securities

Under the terms of agreements with third parties, Orange has made or received commitments to purchase or to sell securities. The purpose of this section is to describe those options that, if exercised, could have a material impact on the Group's financial condition, excluding any commitments potentially arising from a change of control or from mechanisms arranging for the exit of a shareholder (preferential rights, rights of first refusal, etc.).

The commitments given and received by Orange under the agreements signed on April 11, 2012, concerning Mobinil in Egypt, are described in Note 2.2.

The other main agreements that include call options granted to the Group relate to Orange Tunisie, Médi Telecom and Korek Telecom. If the Group exercises these options, its partners may in turn exercise the put options they hold on these securities. If all of the options were exercised, the associated disbursements would total approximately 400 to 500 million euros to date. As the exercise price for these options is, in most cases, based on market values, this amount is subject to change depending on the contractual mechanisms for determining market value and on changes in the performance of the companies whose shares are covered by these options as well as in general market factors. The maturity dates of these options vary. Changes of control that may result from the exercise of such options may be subject to government authorization.

Orange Tunisie

Under the terms of the shareholders' agreement with Investec dated May 20, 2009, Orange has a call option giving it the right, after a period of five years, to purchase at market value 1% of the share capital of Orange Tunisie plus one share. If this option was exercised, Investec would have the right to sell to Orange 15% of the share capital of Orange Tunisie at price equal to the market value.

Médi Telecom

As part of the December 2, 2010 acquisition of 40% of the share capital and voting rights in the Moroccan carrier Médi Telecom from the FinanceCom and Caisse de Dépôt et de Gestion groups, the parties agreed upon a certain number of provisions related to changes in the ownership structure of Médi Telecom. More specifically, Orange obtained a first call option on a maximum of 4% of the share capital, exercisable immediately prior to any initial public offering, at a price dependent on the stock market price, and a second call option exercisable between June 1 and November 30, 2014, on a maximum of 9% of the share capital less any percentage of capital acquired through exercise of the first option, at a price dependent on the stock market price if the company is listed at the time, or, if not, based on market value. The possibility cannot be ruled out that, in the future, if it exercises the two call options, Orange could be required by the then-applicable Moroccan securities regulations to launch a public takeover bid for the remainder of the Médi Telecom shares.

Korek Telecom

Under the terms of the shareholders' agreement dated March 10, 2011, the joint venture between Agility and Orange will have the right, during the year 2014, to exercise a call option that will enable it to increase its interest in Korek Telecom from 44% to 51%. Orange has a priority right to finance this acquisition and thereby to take direct control over the joint venture and indirect control over Korek Telecom by increasing its indirect interest therein to 27%.

If Orange does not exercise its priority right, Agility will have the right until December 31, 2014 to demand that Orange finance at least its share of the acquisition. Furthermore, if Orange has not taken indirect control over Korek at the latest on September 30, 2014, Agility will also have, during 12 months (from July 1, 2014 or January 1, 2015, depending on the situation) a call option on all shares held by Orange in the joint-venture.

If Orange exercises its priority right and more generally, if Orange acquires indirect control over Korek Telecom, Agility will further have the option to sell to Orange its interest in the joint company in two stages, which would increase Orange's indirect interest in Korek Telecom up to 39% in 2014, and up to 51% from 2016.

14.3

Financing commitments

The Group's main commitments related to borrowings are set out in Note 11.

Orange has pledged certain investments and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines (see Note 11).

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

At December 31, 2013, Orange had not made any material pledges of shares of its subsidiaries

The table below shows to which extent Orange has full rights of use over its assets, at year-end:

(in millions of euros)	December 31, 2013	December 31, 2012	December 31, 2011
Assets held under finance leases	688	690	689
Non-current pledged or mortgaged assets (1)	103	128	57
Collateralized current assets	65	76	115
Securitized receivables	1,453	1,513	1,848
TOTAL	2,309	2,407	2,709
(1) Non-current pledged or mortgaged assets are shown excluding cash collateral deposits, which are presented in Note 10.8.

Consolidated financial statements 2013	73

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

	December 31, 2013
(in millions of euros)	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a) / (b)
Intangibles assets, net (excluding goodwill)	11,744	89	1%
Property, plant and equipment, net	23,157	14	0%
Non-current loans and receivables	1,837	-	-
Other (1)	35,013	-	-
TOTAL NON-CURRENT ASSETS	71,751	103
(1) This item includes net goodwill, interests in associates and joint ventures, assets available for sale and net deferred tax assets.

NOTE 15

Litigations

As at December 31, 2013, the contingency reserves recorded by the Group for all the disputes (except tax litigation that are described in Notes 12.1 and 8.1) in which it is involved amounted to 414 million euros (versus 487 million euros at December 31, 2012 and 994 million euros at December 31, 2011). As a rule, Orange believes that any disclosure on a case-by-case basis could seriously harm its position, but provides details of the provisions recorded by categories of litigation such as reflected thereafter. The balance and overall movements on provision are presented on Note 4.7.

(in millions of euros)	Note	December 31, 2013	December 31, 2012	December 31, 2011
France Litigations (1)	15.1	125	175	230
Spain Litigations	15.2	40	47	38
Poland Litigations	15.3	184	202	671
Other countries Litigations	15.4	65	63	55
Group Other Litigations	15.5	-	-	-
TOTAL		414	487	994
(1) Includes provisions affecting the France, Enterprise and International Carriers & Shared Services.

A number of claims have been made against Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order or a sanction. If the claims are upheld, Orange may also be ordered to pay fines that in theory can reach up to 10% of the Group’s turnover. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

The proceedings which could significantly impact Orange’s financial position are described below.

15.1

France litigations

Litigations related to competition law

Fixed networks and contents

•

The Numericable group initiated in 2010 before the Commercial Court of Paris and before the International Court of Arbitration of the International Chamber of Commerce of Paris, proceedings aimed at the compensation of the damage caused by an alleged de facto termination of the agreements signed with Orange giving Numericable the right to use, for its cable networks, Orange’s civil engineering installations. These agreements were entered into successively in 1999, 2001 and 2004 as part of the sale of certain cable networks. The claims lodged by Numericable total over 3.1 billion euros. On April 23, 2012, the Commercial Court of Paris dismissed all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 agreements. The Court held that the occupancy agreement had not been terminated. Numericable lodged an appeal. The ruling of the Paris Court of Appeal is expected during the first half of 2014. Orange believes that Numericable’s claims are totally unfounded. On February 25, 2013, the Court of Arbitration of the International Chamber of Commerce of Paris rejected definitively all claims from the Numericable group amounting to 542 million euros with respect to the 2004 agreements.

•

In 2010, Completel sued Orange before the Paris Commercial Court to claim compensation for damages allegedly suffered from practices engaged in by Orange on the wholesale broadband market between 2000 and 2002. On December 13, 2011, the Paris Commercial Court entirely dismissed Completel, holding that Completel could not have suffered any losses from these practices, considering its own strategy and its financial capacity at the time. Completel filed an appeal. Its claim amounts to 496 million euros. The ruling of the Paris Court of Appeal is expected in 2014.

•

On April 5, 2012, the French Competition Authority notified to Orange a statement of objections as part of the proceedings launched in 2007 following two complaints from Free regarding the rolling out of optic fiber networks in France. On July 25, 2013, a transaction was concluded with Free whereby Orange committed to change the condition of rolling out of its fiber networks in some municipalities in high density areas in order to enable third-party operators to accelerate the development of their own network. In return, Free waived its actions and committed to co-finance the rolling out of fiber in the concerned municipalities. The Authority took notice of this transaction and closed the case.

Consolidated financial statements 2013	74

•

On December 9, 2009, SFR announced that it had filed a complaint with the French Competition Authority, claiming that Orange had engaged in anticompetitive practices on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. Altitude Infrastructure filed a similar complaint in July 2009. These complaints challenge the time allowed and the tariffs set by Orange to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which Orange itself bids in response to tender offers issued by the local communities. The investigation is pending. In parallel, SFR brought an action for damages before the Paris Commercial Court on June 18, 2013. The total claims amounts provisionally to 50 million euros. At this stage and, in any case, as long as there is no decision of the French Competition Authority on the objected practices, Orange believes that these claims are unfounded.

•

On July 23, 2010, the European Commission informed Orange that it rejected the complaint submitted in March 2009 by Vivendi and Iliad (Free) with reference to certain market practices by Orange regarding wholesale access to local loop and broadband Internet access in France. The European Commission rejected all the plaintiffs’ allegations and concluded in a reasoned judgment that the European Union lacked interest in proceeding with the investigation. On October 16, 2013, the General Court of the European Union dismissed Vivendi’s appeal against the European Commission’s decision and confirmed it in its whole.

•

On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned Orange to appear before the Commercial Court in Paris demanding the reimbursement of alleged overpayments on interconnection services provided by Orange in 2006 and 2007, the price of which allegedly did not reflect their cost. SFR claims more than 48 million euros and Verizon almost 37 million euros. Orange disputes the merits of these claims. On June 18 and 25, 2013, the Paris Commercial Court dismissed the claims of SFR and Verizon on, respectively, interconnection services provided by Orange in 2006 and 2007 for SFR and wholesale access or interconnection services provided by Orange from 2006 to 2010 for Verizon. However, it ordered Orange to pay Verizon 500,000 euros with respect to 2008. SFR and Verizon filed appeals against these decisions. A few days before these decisions were rendered, Colt, British Telecom France and Completel brought actions against Orange before the Paris Commercial Court on the same grounds as Verizon. The three operators’ claims amount provisionally to a total of 27 million euros. Orange believes these claims to be unfounded.

•

On April 24, 2012, SFR brought an action against Orange before the Paris Commercial Court denouncing its retail offers to the secondary residences market and claiming 218 million euros for the loss allegedly suffered. On February 12, 2014, the Court held that Orange has abused its dominant position by not allowing SFR to replicate its fixed line offers to the secondary residences market, and in tying its offers with fixed line offers to principal residences. It ordered Orange to pay 51 million euros in damages to SFR, the judgment being enforceable, which led Orange to recognize at December 31, 2013 this debt as “Other liabilities”. Orange believes that SFR claims are totally unfounded and will file an appeal against the decision before the Paris Court of Appeal.

•

In July 2013, the European Commission carried out search and seizure operations at the premises of Orange and other European operators as part of an investigation launched into the data connectivity on domestic access networks and the international transit business. Following a claim by Cogent on parameters close to those that lead the European Commission to open its investigation, the French Competition Authority already ruled on September 20, 2012, that there was no ground for notifying a statement of objections to Orange and that Orange was entitled to be paid by IP transit operators in case of significant imbalance in traffic exchange. This ruling was confirmed by the Paris Court of Appeal. On July 31, 2013, Orange filed an appeal before the General Court of the European Union in order to challenge the proportionality of the investigative measures carried out by the European Commission.

Mobile networks

•

On December 13, 2012, the French Competition Authority imposed a fine of 117 million euros against Orange and 66 million euros against SFR for having implemented as part of their unlimited offers launched in 2005 an excessive price discrimination between calls made within their own networks and calls made to their competitor’s network. This fine, that has been paid, was imposed at the end of an investigation started in 2006 upon Bouygues Telecom’s complaint. According to the Authority, Bouygues Telecom was compelled, because of its smaller subscriber base, to reply to the disputed offers with unlimited offers to all networks, that had the effect of lowering its margins. Orange believes this decision to be unfounded and appealed it on January 16, 2013 before the Paris Court of Appeal. The decision of the Court is expected during the second quarter of 2014.

Following the decision of the French Competition Authority, Bouygues Telecom, Oméa Telecom, Outremer Telecom and Euro-Information Telecom each brought in June 2013 an action against Orange before the Paris Commercial Court for damages allegedly suffered because of the sanctioned practices. The four operators’ claims amount provisionally to a total of 829 million euros. Orange believes no damages were suffered by these operators and asked the Court to stay the proceedings as long as a final decision is not rendered in the parallel procedure initiated by the Authority.

•

On April 14, 2008 and June 14, 2010, Bouygues Telecom, then, on August 9, 2010, SFR, filed complaints with the French Competition Authority objecting, on the B-to-B market for fixed-line and mobile services, to practices consisting in loyalty discounts, coupling, discriminatory terms and predatory prices on the part of Orange in France. Orange regards these allegations as unfounded. On December 9, 2010, search and seizure operations were nevertheless carried out by the Competition Authority in Orange premises. On May 15, 2012, the Paris Court of Appeal rejected the appeals against the orders authorizing these operations and recourses against the conditions in which these operations took place. The Authority started to investigate the substance of the case in March 2013.

Consolidated financial statements 2013	75

Concurrently to the ongoing investigation before the French Competition Authority, Bouygues Telecom brought an action before the Paris Commercial Court on June 13, 2013, for damages allegedly suffered because of these practices and provisionally estimated at 400 million euros. At this stage of the procedure, Orange believes that Bouygues Telecom’s claim is unfounded and was granted by the Court a stay of proceedings until the decision of the Competition Authority.

•

Digicel in July 2004 and Outremer Telecom in July 2005 brought claims before the French Competition Council, regarding practices of Orange Caraïbe and Orange SA in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana. The Competition Authority joined the two proceedings in 2007 and, on December 9, 2009, ordered Orange to pay a fine of 63 million euros in total. Orange paid the fine but lodged an appeal against this decision before the Paris Court of Appeal, which, on September 23, 2010, reduced the fine by 3 million euros. Orange appealed to the Supreme Court against this decision by the Court of Appeal, as did the President of the French Competition Authority and Digicel. On January 31, 2012, the French Supreme Court reversed the Court of Appeal’s decision and remanded the case to the Paris Court of Appeal for new examination. On July 4, 2013, the Paris Court of Appeal confirmed its first decision ordering Orange to pay a fine of 60 million euros. Orange lodged a new appeal before the French Supreme Court as well as Digicel.

Concurrently to this procedure before the French Competition Authority, in March 2009 Digicel initiated before the Paris Commercial Court legal action for damages allegedly amounting to an estimated 329 million euros and stemming from these practices. Similarly, Outremer Telecom initiated a like action before the Paris Commercial Court on October 11, 2010, seeking compensation for an estimated 70 million euros damages. Orange Caraïbe and Orange SA believe that these claims are unfounded and that their amount appears in any event to be totally unjustified. On May 21, 2012, the Paris Commercial Court ordered a stay of proceedings until the decision of the Court of Appeal in the parallel procedure initiated by the Competition Authority. Following the decision of the Court of Appeal, Outremer Telecom’s action resumed its course.

•

In October 2012, SFR filed a complaint before the European Commission regarding the mobile roaming contract implemented in early 2012 between Free Mobile and Orange. SFR believes the contract to constitute a take-over of Free Mobile by the Orange group, jointly with the Iliad group. Thus, according to SFR, this joint takeover should have been notified to the Commission. In March 2013, the European Commission notified SFR a letter of pre-rejection of its action. In the absence of any response from SFR, this letter automatically became a definitive implicit rejection.

Other proceedings

•

In 2004, Suberdine, distributor of Orange offers in France from 1995 to 2003, and some of its shareholders initiated proceedings against Orange before the Paris Commercial Court. Suberdine, which was then jointly represented by both its court-appointed liquidator and its voluntary liquidator, claimed that Orange had suddenly terminated their business relationship and attributed to Orange the responsibility for its bankruptcy, which occurred at the end of 2003. In March 2006, the Court ordered Orange to pay Suberdine 12 million euros in damages and dismissed the shareholders’ claim. The court-appointed liquidator did not appeal the judgment. After two decisions from the Paris Court of Appeal holding the appeal from Suberdine’s voluntary liquidator to be inadmissible, and two partial annulments by the French Supreme Court, the Versailles Court of Appeal held on November 14, 2013, upon the motions of both liquidators that their actions were inadmissible due to the principle of res judicata attached to the judgment of the Paris Commercial Court. In its last pleas before the Court, the voluntary liquidator claimed up to 768 million euros in damages (including interests) for loss of profits and for the sudden termination of the Suberdine-Orange business relationship. Orange believes that these claims cannot be distinguished from the damages suffered by the Suberdine company itself, as claimed jointly by both liquidators and then definitely judged in 2006by the Paris Commercial Court whose decision was implemented by Orange. In December 2013, both liquidators lodged a third appeal before the French Supreme Court.

•

On June 27, 2012, the Paris Court of Appeal, examining the case on remand after partial annulment of its former decision by the French Supreme Court, confirmed the rejection of all Lectiel’s and Groupadress claims aiming at the recognition of a prejudice valued at a minimum of 376 million euros, allegedly resulting from Orange’s refusal to deliver them without charge its directory database, together with daily updates. The Court had to determine whether Orange’s anticompetitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel and Groupadress, and if so, for what amount. The Court held that the claimants could not characterize any prejudice as they had unlawfully downloaded Orange’s data during the full considered period. On December 13, 2012, the court-appointed liquidator of Lectiel lodged a new appeal before the French Supreme Court. At December 31, 2013, the procedure is still pending.

•

In November 2000, the Société Nationale des Chemins de Fer (SNCF) brought proceedings with the Paris Administrative Court in which it claimed compensation from Orange for its use of SNCF railway infrastructure between 1992 and the end of 1996. In December 2010, SNCF increased the amount of its claim to 562 million euros. On May 21, 2013, Orange and SNCF signed a transaction, which provides for the payment to SNCF of a final contractual indemnity the amount of which was already recorded as a provision in the financial statements at December 31, 2012. In a decision dated June 5, 2013, the President of the Paris Administrative Court of Appeal took notice of the parties’ withdrawal. His decision put a final end to this procedure.

15.2

Spain litigations

•

On December 20, 2012, following the conclusion of a sanction procedure against Telefonica, Vodafone and Orange the Spanish Competition Commission (CNC) ordered the three operators to pay a fine of 120 million euros, including 30 million euros for Orange, for abuse of dominant position of each operator in its own termination market and abuse of a collective dominant position by the three operators in the origination market and termination market. The CNC held that the three operators had abused their dominant position between 2000 and 2009 in fixing abnormally high tariffs for SMS. Orange believes this decision to be unfounded. Orange and the two other operators lodged appeals against it. At December 31, 2013, the appeals are pending before the courts.

•

Following a complaint lodged by British Telecom, the CNC opened in January 2011 a procedure aiming at the practices of Orange, Telefonica and Vodafone on the wholesale markets of the Spanish mobile phone sector. The objective of this procedure is to verify that the retail offers of these operators can be replicated by their MVNOs. On January 8, 2013, Orange received a statement of objections from the CNC. At December 31, 2013, the procedure is still pending. The CNC has until March 2014 to conduct its investigations.

Consolidated financial statements 2013	76

15.3

Poland litigations

•

On June 22, 2011, as part of a procedure initiated in April 2009, the European Commission imposed a fine of 128 million euros on Orange Polska (formerly TP) for an alleged abuse of dominant position on the broadband Internet access market in Poland. The Commission alleged that Orange Polska engaged in practices which aimed at preventing alternative operators from effectively accessing the market. On September 2, 2011, Orange Polska lodged an appeal against the Commission’s decision before the General Court of the European Union. On April 16, 2012, Netia initiated an amicable procedure before the Warsaw Commercial Court in order to obtain compensation from Orange Polska stemming from its practices on the wholesale broadband access market as sanctioned by the European Commission. Orange Polska refused the proposed settlement.

•

In September 2006 and February 2007 the Polish Office for Electronic Communications (UKE) imposed on Orange Polska two fines of 100 million zlotys and 339 million zlotys (106 million euros in total) for having, according to the UKE, established the tariffs of its Internet access offers (“Neostrada”) without observing the cost-orientation principle and without submitting them to its review before they took effect. In 2011, these two decisions were cancelled by the Polish Competition and Consumer Protection Court (SOKiK), whose rulings were confirmed by the Court of Appeal in 2012. By two decisions issued on March 6 and July 2, 2013, the Polish Supreme Court rejected the UKE’s appeal against these decisions, ending definitively these two procedures.

•

In September 2013, Magna Polonia initiated an amicable procedure before the Warsaw Commercial Court in order to obtain payment of a total 618 million zlotys (149 million euros) in damages from PTK Centertel and three other operators in relation to alleged concerted practices aiming at delaying the development of new services on the mobile television market. PTK Centertel refused the proposed settlement. Orange believes Magna Polonia’s claim to be unfounded.

•

On March 18, 2013, the Polish Office of Competition and Consumer Protection (UOKiK) opened an investigation of the country’s three main mobile operators, including PTK Centertel. The UOKiK indicated that it suspected an abuse of a dominant position from the three operators in relation with their interconnection rates. At this stage of the procedure, Orange is unable to assess the risk relating to this investigation.

15.4

Other countries litigations

•

On November 11, 2009, the Romanian Competition Authority carried out an inspection in the offices of Orange Romania. The Authority suspected infringement of competition law, in particular concerted practices or abuse of a dominant position on the part of the main operators on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services. On February 15, 2011, the Competition Authority imposed a fine of 35 million euros on Orange Romania for abuse of a dominant position in refusing to conclude an interconnection agreement with Netmaster. Orange Romania was granted in summary proceedings a stay of execution of the decision, which it also appealed. In compliance with local rules and in view of the introduction of the appeal, 30% of the amount of the fine was deposited into an escrow account. On June 11, 2013, the Bucharest Court of Appeal upheld Orange Romania’s claims and cancelled the fine imposed by the Authority. An appeal was filed before the Romanian Supreme Court.

In addition, on April 5, 2011, the Romanian Competition Authority notified to Orange Romania the opening of a proceeding against all mobile operators for potential abuse of dominant position on their respective termination call market. The alleged practices are high price discriminations between calls made in within the same network and calls made to competitors’ networks, with no relation to the underlined cost of these two types of calls. Discussions are ongoing with the Authority in order to close the case through commitments to be made by Orange Romania.

•

In December 2008 and December 2009, the Egyptian Telecoms Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decrees imposing a significant price decrease of contractual interconnection tariffs signed between TE and mobile phone network operators, among which Mobinil. In June 2010, the Administrative Court of the Egyptian State Council granted a stay of execution of these decrees until the issuance of a decision on the merits of the case. On May 25, 2013, the Administrative Supreme Court confirmed this stay of execution. The procedure on the merits is pending.

After Mobinil filed in September 2009 a claim before an arbitral tribunal aimed at forcing TE to abide by its interconnection agreement and claimed indemnification from the violation of this agreement, TE filed a counter-claim for damages in December 2010, arguing that Mobinil had violated the interconnection agreement as well as some rules governing international calls and leased-lines. At December 31, 2013, TE’s claims amounted to 10.6 billion Egyptian pounds (1.1 billion euros) and Mobinil’s claims amounted to 407 million Egyptian pounds (43 million euros). The arbitral award is expected during the first half of 2014.

•

Since 2007, Telkom Kenya has been subject to a class action initiated by former employees laid off in 2006 who contest their dismissal conditions and claim 27 million euros in damages. On October 25, 2013, the Nairobi Court of Appeal upheld former employees’ claims. Since November 2011, two other class actions have been filed by Telkom Kenya’s former employees also laid off in 2006 who claim 18 million euros in damages.

Consolidated financial statements 2013	77

15.5

Other litigations

State aids

Two proceedings are currently pending before the Court of Justice of the European Union (CJEU) concerning alleged State aid from which Orange would have benefited:

•

In January 2003, the European Commission launched an investigation concerning the financial measures announced by the French State on December 4, 2002. On such date, the Government had announced that it was prepared to extend a shareholder’s loan to Orange in advance of its participation in a capital increase with private investors. This shareholder’s loan was never actually put in place. In 2004, the European Commission found that these financial measures were incompatible with the common market but did not require any repayment of State aid. The French State and Orange but also Bouygues Telecom and the French association of network operators and telecommunications services (AFORS Telecom) lodged appeals against the Commission’s decision before the General Court of the European Union (GCEU). On May 21, 2010 the GCEU annulled the decision of the European Commission judging that, although this government’s statement conferred, with other statements in support of Orange, a financial advantage to the latter, no public funds had been committed and that such statements did not represent State aid. But on March 19, 2013, the European Court of Justice (ECJ) cancelled the GCEU’s decision considering that, even though the shareholder’s loan had not been implemented, the announcement gave Orange an advantage granted through State resources as such a loan could potentially affect the state budget. The case was remanded to the GCEU for a new examination. The ECJ’s ruling does not contradict the effects of the European Commission’s decision that did not order any repayment of State aid. A hearing before the GCEU may be held during the first semester of 2014.

•

On May 20, 2008, the European Commission launched a formal in-depth investigation into the compliance with European regulations on State aid of the reform of the scheme relating to charges borne by Orange in connection with the retirement pensions for its civil servants, provided by the French law of July 26, 1996 when France Telecom became a public limited company. This investigation followed a complaint by Bouygues Telecom in 2002.

The 1996 reform provided for the end of the derogatory regime to which Orange had been submitted since the French law of July 2, 1990 on the organization of postal and telecommunication public services, and the payment by Orange to the French State of a one-time special contribution of 5.7 billion euros in 1997 and annual contributions in full discharge of its liabilities since then. These annual contributions aimed at equalizing the level of mandatory taxes and social charges based on salaries to be paid by Orange and its competitors for risks that are common to private employees and civil servants, but did not include payment by Orange of contributions linked to so-called “non-common risks” (not incurred by civil servants), i.e. contributions for unemployment risk and for risk of non-payment of salaries in case of company’s bankruptcy.

By a decision dated December 20, 2011, the European Commission ordered the French state to align the calculation of Orange’s social security contributions to its competitors’ calculation, including with respect to the non-common risks. According to the French authorities’ calculations, the methodology adopted by the Commission leads Orange to be liable to the new contributions on a monthly basis from January 12, 2012. Pending the implementation of the decision, Orange opened an escrow account on which the additional claimed contributions were paid each month, which effectively deprived it from enjoying the corresponding amounts.

Pursuant to the European Commission’s decision, an amendment to the Act of July 2, 1990, was passed on August 16, 2012 imposing on Orange the payment of contributions linked to non-common risks; this provision being retroactively applicable to the contributions due with respect to compensation paid in 2012. Following the publication on November 28, 2012, of the government decree implementing the Act, all the contributions due and placed on the escrow account were paid to the French State in December. Since December 2012, the contributions have been paid directly by Orange to the appropriate government agencies.

On March 2, 2012 and August 22, 2012 respectively, the French government and Orange appealed against the Commission’s decision before the GCEU. Orange believes that this decision creates a very strong structural disadvantage for the Company in relation to its competitors and contradicts a number of decisions previously adopted by the Commission itself, in particular the decision of 2007 regarding La Poste for which the reform was identical. These appeals are not suspensive. The GCEU’s decision may be rendered in 2014.

International litigations

•

Concurrently to the actions brought since 2003 by former MobilCom CEO Gerhardt Schmid and certain minority shareholders of MobilCom claiming indemnification for the prejudice, valued at several billion euros, allegedly suffered because of the withdrawal from the UMTS project in Germany, that were put to an end by the decision of the German Supreme Court dated April 23,2012, a few shareholders of Freenet pursue a lawsuit against their company based on an alleged underestimation of MobilCom shares at the time of its merger with Freenet in 2007. This lawsuit would aim at compelling Freenet’s management to file a claim for damages against Orange. On August 16, 2013, the Court of Kiel rejected the shareholders’ claim, judging that they cannot challenge the merger based on an alleged debt due by Orange. The shareholders appealed the decision.

•

On May 24, 2013, the Paris Court of Appeal confirmed the inadmissibility of the claims of Messrs Mikati, minority shareholders of FTML, who filed suit against Orange SA in 2007 in the Paris Commercial Court, seeking payment of 97 million US dollars, FTML being also called in the trial. Messrs Mikati claim that Orange SA imposed upon its Lebanese sub-subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby allegedly depriving the minority shareholders of their share of the amount of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. Messrs Mikati lodged an appeal before the French Supreme Court.

Other than proceedings that may be initiated in respect of tax audits and the dispute before the courts of the European Union concerning certain taxes levied by France and Spain on the telecom operators, as disclosed in Notes 12.1 and 8.1, there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which Orange is aware of, which may have or have had in the last twelve months a material impact on the Company’s and/or Group’s financial position or profitability.

Consolidated financial statements 2013	78

NOTE 16

Subsequent events

Modification of TDIRA contractual terms

On January 6, 2014, the General Assembly of the Bank tranche holders accepted the modifications specified in Note 10.3.

Bond issue and redemption

Issue of deeply subordinated perpetual bonds

On January 29, 2014, Orange issued the equivalent of 2.8 billion euros of subordinated perpetual bonds denominated in euros and pounds sterling in three tranches: 1 billion euros bearing interest at 4.25%, 1 billion euros bearing interest at 5.25% and 650 million pounds, bearing interest at 5.875% (4.95% after conversion into euro). Orange has a call option on each tranche respectively after 6 years, 10 years and 8 years. Under IFRS, these bonds are recognized in equity.

United States bonds issue

On January 31, 2014, Orange has issued United States bonds for 1.6 billion dollars in two fixed-rate tranches: 750 million dollars maturing in 2019 and bearing interest at 2.75% and 850 million dollars maturing in 2044 and bearing interest at 5.50%.

Bond redemption

On January 22, 2014, Orange SA redeemed the balance of 1 billion euros bond at maturity.

Early redemption in March 2014 of 1.2 billion dollars bonds

On January 30, 2014, Orange has announced its intention to early redeem the remaining 1.2 billion dollars of bonds maturing in July 2014. Early redemption is scheduled in March, 2014.

Employee Share Offering

On March 5, 2014, the Board of Directors asked to the Management to examine the setting up of an Employee Share Offering designed to increase the employee share ownership. This Employee Offering would be proposed to employees located in France as part of the Group Savings Plan and would only relate to shares in treasury.

NOTE 17

Main consolidated entities

At December 31, 2013, the scope of consolidation has approximately 350 entities. The Group’s main consolidated entities are presented by segment in the table below.

The main changes in scope of consolidation for the year ended December 31, 2013 are set out in Note 2.2. Special-purpose entities included within the scope of consolidation are companies linked to securitization in France.

As regards subsidiaries with minority interests:

•

Orange Polska’s financial data are presented in segment information and its financial statements are published in Warsaw Stock Exchange;

•

financial statements for Sonatel Group, Jordan Group, Mobistar and ECMS are respectively published at the Regional Stock Exchange (BRVM), Amman Stock Exchange, Brussels Stock Exchange and Cairo Stock Exchange;

•

the others subsidiaries are not significant compared to Orange financial datas. Consequently, financial information is not presented for these subsidiaries in Orange’s consolidated financial statements.

Consolidated financial statements 2013	79

COMPANY		COUNTRY
Orange SA	Parent company	France
Main consolidated entities
France Segment	% Interest	Country
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France
Orange Réunion	100.00	France

Spain Segment	% Interest	Country
France Telecom España	100.00	Spain

Poland Segment	% Interest	Country
Orange Polska	50.67	Poland

Rest of the World Segment	% Interest	Country
Orange Armenia	100.00	Armenia
Mobistar	52.91	Belgium
Orange Botswana	73.68	Botswana
Orange Cameroon	94.40	Cameroon
Orange Centrafrique	100.00	Central African Republic
Orange RDC	100.00	Democratic Republic Of the Congo
Orange Dominicana (3)	100.00	Dominican Republic
ECMS and its subsidiaries	93.92	Egypt
Orange Guinée (2)	37.83	Guinea
Orange Bissau (2)	38.10	Guinea-Bissau
Orange Côte d'Ivoire	85.00	Ivory Coast
Côte d'Ivoire Telecom (1)	45.90	Ivory Coast
Jordan Telecom	51.00	Jordan
Telkom Kenya	70.00	Kenya
Orange Communications Luxembourg	52.90	Luxembourg
Orange Madagascar	71.79	Madagascar
Orange Mali (2)	29.65	Mali
Orange Moldova	94.31	Moldova
Orange Niger	82.66	Niger
Orange Romania	96.82	Romania
Sonatel (2)	42.33	Senegal
Sonatel Mobiles (2)	42.33	Senegal
Orange Slovensko	100.00	Slovakia
Orange Uganda	65.93	Uganda

Entreprise Segment	% Interest	Country
Orange SA - Business Unit Entreprise	100.00	France
GlobeCast Holding and its subsidiaries	100.00	France
Network Related Services and its subsidiaries	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom

International Carriers & Shared Services Segment	% Interest	Country
Orange SA - Business Unit OI&SP	100.00	France
FT IMMO H and its subsidiaries	100.00	France
FT Marine and its subsidiaries	100.00	France
Orange Studio and its subsidiaries	100.00	France
Orange Cinéma Séries-OCS	66.66	France
Dailymotion	100.00	France
Securitization vehicles	100.00	France
Orange Brand Services	100.00	United Kingdom

(1) Orange SA owns and controls 90% of FCR Côte d'Ivoire, owns and controls 51% of Côte d'Ivoire Telecom.

(2) Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders' agreement as supplemented by the Strategic Committee Charter dated July 13, 2005. Orange SA owns and controls 100% of FCR, which owns and controls 42.33% of Sonatel.

(3) Orange Dominicana is presented as Held for sale as at December 31, 2013 (see Note 2).

Consolidated financial statements 2013	80

NOTE 18

Accounting policies

18.1

Consolidated financial statements preparation principle

Presentation

Income statement

Expenses are presented in the income statement based on their nature.

Operating income corresponds to net income before:

•

finance income;

•

finance costs;

•

income taxes (current and deferred taxes);

•

net income of discontinued operations or operations held for sale which represent a major line of business or geographical area of operations.

Statement of comprehensive income

This statement reconciles the consolidated net income to the comprehensive income for the period. Items in the other comprehensive income are reported based on whether they are potentially reclassifiable to profit or loss subsequently. The statement of comprehensive income presents other items of income and expense before tax (“components of other comprehensive income”) which are not recognized in consolidated net income for the period:

•

items that will not be reclassified to profit or loss:

•

remeasurement of actuarial gains or losses on defined benefit plans;

•

other comprehensive income of the entities accounted for under the equity method (post-tax);

•

items that may be reclassified to profit or loss subsequently:

•

remeasurement of assets held for sale;

•

remeasurement of cash flow hedge instruments;

•

remeasurement of net investment hedge instruments;

•

currency translation adjustment;

•

total amount of tax relating to the above items;

•

other comprehensive income of the entities accounted for under equity method (post-tax).

Statement of financial position

Current and non-current items are presented separately in the statement of financial position: assets and liabilities with a term of no more than twelve months are classified as current whereas, assets and liabilities with a term of more than twelve months are classified as non-current.

The investments that meet the conditions required by IAS 7 qualify as cash equivalents in the statement of financial position and in the statement of cash flows:

•

held for the purpose of meeting short-term cash commitments; and

•

short-term assets at the acquisition date, easily convertible into a determined cash amount and subject to a remote risk of change in value.

The management of these investments is described in Notes 11.3 and 11.5.

Assets and liabilities held for sale are reported on a separate line below the non-current items in the statement of financial position.

Consolidated financial statements 2013	81

Statement of cash flows

The statement of cash flows is reported using the indirect method starting with the consolidated net income and is broken down into three categories:

•

cash flows arising from operating activities (including finance costs and income taxes);

•

cash flows arising from investing activities (notably the purchase and disposal of financial investments, intangibles and tangibles but excluding finance leases);

•

cash flows arising from financing activities (notably loan issuance and redemption, share buyback, dividends paid).

On the acquisition date, a finance lease has no effect on cash flows since the transaction is non-monetary. Lease payments over the financing period are separated between interest (cash flows from operating activities) and reimbursement of principal amount (cash flows arising from financing activities).

Segment reporting

The operating segments are components of the Group that engage in business activities and whose operating results based on the internal reporting are reviewed by the Chief Executive Officer (the chief operating decision-maker) in order to determine the allocation of resources and to assess of the operating segments’ performance.

The reported segments are:

•

the France, Poland, Spain, Enterprise operating segments, to which is added EE, the joint venture with Deutsche Telekom in the United Kingdom;

•

Rest of the World for the other operating segments formed by the telecommunications operator activities in other European countries, Africa and the Middle East;

•

International Carriers and Shared Services (IC & SS) which comprises certain resources, mainly in the areas of networks and information systems, research and development, and other shared competencies as well as the Orange brand.

The use of shared resources, mainly provided by IC & SS and by Orange France to Enterprise, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and the use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

Unallocated assets and liabilities comprise mainly external net financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities as well as equity. Inter-segments assets and liabilities are reported in each operating segment. The items of internal financial debt and financial investments are not reported in the segments.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities and share of profits (losses) of associates and joint ventures) is one of the key measures of operating profitability used by the Group internally to (i) manage and assess the results of its operating segments, (ii) implement its investments and resource allocation strategy, and (iii) assess the performance of the Group Executive Management. The Group’s management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, EBITDA is presented in the analysis by operating segment, in addition to operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities.

Foreign currencies

Determination of the functional currency and foreign operations

The functional currency of foreign operations located outside the euro area is usually the local currency, unless the major financing flows are performed by reference to another currency (such as the Orange entities in Romania and in the Democratic Republic of the Congo).

Transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at the year-end exchange rate at the end of each reporting period and the resulting translation differences are recorded in the income statement:

•

in operating income for commercial transactions;

•

in finance income or finance costs for financial transactions.

Both for transactions qualifying for fair value hedge accounting and for economic hedges, the change in fair value currency derivatives that can be attributed to changes in exchange rate is accounted for in operating income when the underlying hedged item is a commercial transaction and in finance income when the underlying hedged item is a receivable or a financial debt.

As the hedged item is not recognized in the statement of financial position for a cash flow hedge of a highly probable forecast transaction, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income and reclassified in:

•

profit or loss while following the above method with respect to financial assets and liabilities;

•

the initial cost of the hedged item with respect to the non-financial assets and liabilities.

Foreign exchange risk arising on net operating cash flows, less purchases of property, plant and equipment and intangible assets and proceeds from sales of property, plant and equipment and intangible assets of some entities, may be hedged by the Group. The impact of this hedge is recorded in the operating income.

Consolidated financial statements 2013	82

Foreign operations’ financial statements translation

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyperinflationary economy are translated into euros (the Group’s presentation currency) as follows:

•

assets and liabilities are translated at the year-end rate;

•

items in the statement of income are translated at the average rate for the year;

•

the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

Recycling of exchange differences recognized in other comprehensive income

The exchange differences are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through sale, liquidation, repayment of share capital or abandonment of all, or part of, that entity. The write-down of the carrying amount of a foreign operation, either because of its own losses of because of an impairment recognized, does not lead to a reclassification to profit or loss.

Exchange differences, reclassified from equity to profit or loss, are classified in the income statement within:

•

net income of discontinued operations, when a major line of business or geographical area is disposed;

•

gains (losses) on disposal of businesses and assets, when other businesses are disposed;

•

reclassification of cumulative translation adjustment in case some entities are liquidated or some operations discontinued.

18.2

Changes in scope of consolidation

Entities are fully consolidated if the Group has all the following:

•

power over the investee; and

•

exposure, or rights, to variable returns from its involvement with the investee; and

•

the ability to use its power over the investee to affect the amount of the investor’s returns.

Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity, or has power:

•

over more than one half of the voting rights of the other entity by virtue of an agreement;

•

to govern the financial and operating policies of the other entity under a statute or agreement;

•

to appoint or remove the majority of the Members of the Board of Directors or equivalent governing body of the other entity; or

•

to cast the majority of votes at meetings of the Board of Directors or equivalent governing body of the other entity.

The entities set up in connection with the Group’s securitization programs are consolidated in accordance with the provisions hereabove.

Clarifications when the ownership interest does not imply a rebuttable presumption are provided in Note 17.

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the reporting period ending date is taken into account.

Material intragroup transactions and balances are eliminated.

Takeovers (business combinations)

For agreements closed on or after January 1, 2010

Business combinations are accounted for applying the acquisition method:

•

the acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration. Subsequent changes in contingent consideration are accounted for either through profit or loss or through other comprehensive income in accordance with the applicable standards;

•

goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date and is recognized as an asset in the statement of financial position.

Consolidated financial statements 2013	83

For each business combination with ownership interest below 100%, non-controlling interests are measured:

•

either at fair value: in this case, goodwill relating to non-controlling interests is recognized; or

•

at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets: in this case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is remeasured at fair value at the acquisition date through operating income. The attributable other comprehensive income, if any, is fully reclassified in operating income.

For agreements closed between January 1, 2004 and December 31, 2009

For business combinations over this period, the main accounting treatment differences compared with the above described accounting treatment are:

•

acquisition-related costs are accounted for as acquisition cost;

•

non-controlling interests are measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets, i.e. with no recognition of goodwill;

•

when a business combination is achieved in stages, the previously held equity interest is remeasured at fair value against equity;

•

contingent consideration, if any, is recognized against the acquisition cost at the acquisition date if the adjustment is probable and can be reliably measured. Subsequent changes in contingent consideration are accounted for against goodwill.

Loss of control with residual equity interest

For agreements closed on or after January 1, 2010

Loss of control while retaining a residual equity interest is analyzed as a swap of assets, i.e. a disposal of a controlling interest in exchange for an acquisition of a non-controlling interest. Hence, the following occurs at the date when control is lost:

•

the recognition of a gain or loss on disposal which comprises:

•

a gain or loss resulting from the ownership interest disposed; and

•

a gain or loss resulting from the remeasurement at fair value of the ownership interest retained in the entity;

•

the reclassification in profit or loss of all related other comprehensive income balances.

For agreements closed before January 1, 2010

Loss of control while retaining a residual equity interest results in:

•

recognizing a gain or loss resulting only from the ownership interest actually disposed;

•

carrying at historical cost the previously held equity interest.

Internal transfer of consolidated entities

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

•

the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

•

the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Consolidated financial statements 2013	84

18.3

Revenue

Revenue

Revenue from the Group’s activities is recognized and presented as follows, in accordance with IAS 18:

Separable components of bundled offers

Numerous service offers on the Group’s main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

For the sale of multiple products or services, the Group analyzes all deliverables in the arrangement to determine whether they represent separate units of account. A delivered item (sold product or rendered service) is considered a separate unit of account if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of account based on its relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non-contingent amount.

Hence, for bundled offers including a handset sold at a discounted price and a telecommunication service, revenue recognized for the handset sale is limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset: this amount is used to be the amount paid at the delivery, or the discounted amounts paid over a one or two-year period with respect to the offers paid by instalments which have been more recently placed on the market.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Provision of equipment

Where separable, revenue from equipment sales is recognized when the significant risks and rewards of ownership are transferred to the buyer. For instance, the provision of an internet box does not constitute a separable component from the Internet access service.

When equipment – associated with the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

•

recognized when the equipment is sold to the end-customer;

•

assessed by the Group taking into account the best estimate of the retail price and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 in order to determine whether IAS 17 is applicable. Equipment lease revenue is recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Service revenue

With regards to the mass market and the corporate market, revenue from telephone service and Internet access is recognized on a straight-line basis over the subscription period and revenue from charges for incoming and outgoing telephone calls, international roaming or data exchange invoiced to the customers is recognized when the service is rendered.

With regards to the operators, wholesale connection subscriptions are recognized on a prorate basis as this represents the best estimate of the consumption of the service while wholesale voice or data transfers (ending on the Orange national network or carried through the Orange international network) are recognized when the service is rendered. Between the major international transit carriers, transfers of minute are invoiced gross (and often settled on a net basis) and transfers of data are not charged (free peering). Over-The-Top service providers (OTT) (like Google, Apple, Microsoft, etc.) are not charged for the data they send (free peering and net neutrality).

Revenue from the sale of transmission capacity on terrestrial and submarine cables as well as the one from local loop unbundling is recognized on a straight-line basis over the life of the contract.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

The gross or net accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding each transaction. Thus, revenue is recognized on a net basis when the provider is responsible for supplying the content provided to the end-customer and for setting the price. This principle is applied notably for revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) and for revenues from the sale or supply of content (audio, video, games, etc.) through the Group’s various communications systems (mobile, PC, TV, fixed line, etc.).

The Group offers customized solutions, in particular to its business customers. These arrangements are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The contingent commercial discounts granted under these arrangements are recorded as a deduction from revenue based on the specific terms of each arrangement. Migration costs incurred by the Group under these arrangements are expensed when incurred except when the arrangements include an early termination penalty clause.

The Group’s commercial arrangements incorporate service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments provided by the Group under the order, delivery, and after sales services process. If the Group fails to comply with one of these commitments, then it pays compensation to the end-customer, which is usually a tariff reduction deducted from revenue. Such penalties are recorded when it is likely that they will be paid.

Consolidated financial statements 2013	85

Promotional offers and loyalty programs

Revenue is stated net of discounts. With respect to certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract may be spread over the fixed non-cancellable period.

Loyalty points awarded to customers are considered as a separable component to be delivered in the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

Public-to-private service concession arrangements

The public-to-private service concession arrangements are accounted for in accordance with IFRIC 12. Revenue is recognized under the percentage of completion method in accordance with IAS 11 during the construction period and in accordance with IAS 18 during the operating and maintenance period.

The Group has a right to receive a consideration from either the public entity or the users of the public service in exchange for its operator’s activities. This right is accounted for as:

•

an intangible asset, if the Group has a right to charge users of the public service. This asset is measured at the infrastructure fair value and depreciated over the arrangement period;

•

a financial asset, if the Group has an unconditional right to receive payments from the public entity. This asset is measured at the infrastructure fair value and accounted for using the amortized cost.

Trade receivables

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount.

Impairment of trade receivables is based on two methods:

•

a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over an homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices).

•

a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

18.4

Purchases and other expenses

Firm purchase commitments are disclosed as unrecognized contractual commitments.

External purchases, other operating expenses

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: the profit-sharing amount is expensed when the revenue is recognized.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

Broadcasting rights and equipment inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

Consolidated financial statements 2013	86

Trade payables

The trade payables are payables resulting from trading transactions, including those that have been financed by the supplier with or without notification for transfer to financial institutions when their terms are consistent with market practices. Current interest-free payables are booked at their nominal value.

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions.

The costs which may result from these proceedings are accrued at the reporting date when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan prior to the end of the reporting period.

Contingent liabilities

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

•

possible obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

•

present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

18.5

Employee benefits

Post-employment benefits and other long-term benefits

Employee benefits are granted through:

•

mainly defined contribution plans: the contributions, paid to independent institutions which are in charge of their administrative and financial management, are expensed when service is rendered;

•

defined benefit plans: obligations under these plans are measured using the projected unit credit method:

•

their calculation is based on demographics (staff turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned;

•

the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as a reference, such as the Bloomberg AA index for the euro area;

•

actuarial gains and losses on defined benefit plans are fully recorded in other comprehensive income;

•

the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies and is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted price, since they are mostly invested in listed securities (shares, bonds, mutual funds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time senior plans (TPS). The calculation of the related commitments is based on actuarial assumptions including demographic, financial and discounting assumptions similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits

The termination benefits are covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

Consolidated financial statements 2013	87

Share-based compensation

Special employee shareholding plan

Following the sale of a portion of Orange’s capital by the French State, preferred subscription rights must be awarded to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

Compensation cost is estimated based on fair value at grant date of the shares awarded. As no vesting period applies, the amount is expensed directly against equity.

When appropriate, a discount for non-transferability is estimated by measuring the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data.

Other share-based payments

The fair value of stock-options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions.

The determined amount is recognized in labour expenses on a straight-line basis over the vesting period against:

•

employee benefit liabilities for cash-settled plans, remeasured against profit or loss at each year-end; and

•

equity for equity-settled plans.

18.6

Impairment losses and goodwill

Goodwill recognized as an asset in the statement of financial position comprises:

•

for business combinations before January 1, 2010

•

goodwill as the excess of the cost of the business combination over the acquirer’s interest in the acquiree’s identifiable net assets measured at fair value at the acquisition-date; and

•

goodwill relating to any additional purchase of non-controlling interests with no purchase price allocation;

•

for business combinations on or after January 1, 2010, goodwill is computed:

•

either on the equity interest acquired (with no subsequent changes if there are any additional purchases of non-controlling interests); or

•

on a 100% basis leading to the recognition of goodwill relating to the non-controlling interest share (which was the case for the ECMS business combination in 2010).

Goodwill is not amortized but tested for impairment at least annually or more frequently when there is an indication that it may be impaired. Therefore, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

IAS 36 requires these tests to be performed at the level of each Cash Generating Unit (CGU) or groups of CGUs likely to benefit from acquisition-related synergies. De facto, it generally corresponds to the operating segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Except in specific cases, the value in use retained by the Group is higher than the fair value less costs to sell.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, as of November 30, on the basis of available market information including: (i) the discounted present value of future cash flows over a three to five-year period, plus a terminal value, (ii) revenue and EBITDA based on quoted price multiples for comparable companies adjusted for a control premium, and (iii) revenue and EBITDA resulting from comparable transactions.

Value in use is the present value of the future cash flows expected to be derived from the CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

•

cash flow projections are based on three to five-year business plans;

•

cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•

the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Carrying values of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately, see below) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital, including intragroup balances).

If a CGU partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the owners of the parent and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded in operating income as a deduction from operating income and is never subsequently reversed.

Consolidated financial statements 2013	88

18.7

Other intangible assets and property, plant and equipment

Firm purchase commitments are disclosed as unrecognized contractual commitments less any prepayments which are recognized as prepaid expenses.

Intangible assets

Intangible assets consist mainly of trademarks, subscriber bases, licenses, content rights, indefeasible rights of use, patent and development costs, software as well as operating rights granted under certain public-to-private service concession arrangements.

Intangible assets are initially recognized at acquisition or production cost.

When intangible assets are acquired as part of a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using the generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally generated trademarks and subscriber bases are not recognized as assets.

Library features and distribution rights are recognized at their acquisition cost as intangible assets when the content has been accepted technically and the rights have become valid. Film co-production rights are accounted for based on the stage of completion of the film.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the right to use cable or capacity transmission cable (mainly submarine cables) granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life.

The Group’s research and development projects mainly relate to: the upgrade of the network architecture or functionality, and the development of service platforms aimed at offering new services to the Group’s customers. These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38. Development costs are expensed as incurred except those recognized as intangible assets when the following conditions are met:

•

the intention to complete the intangible asset and use or sell it and the ability of adequate technical and financial resources for this purpose;

•

the probability for the intangible asset to generate future economic benefits for the Group; and

•

the reliable measurement of the expenditure attributable to the intangible asset during its development.

The operating rights granted under certain public-to-private service concession arrangements are rights to charge users of the public service (see Note 18.3).

Property, plant and equipment

Property, plant and equipment mainly comprise network facilities and equipment.

The gross value of tangible assets corresponds to their acquisition or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

When tangible assets are acquired in a business combination, their cost is determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods.

The total cost of an asset is allocated among its different components and each component is accounted for separately when the components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies.

The arrangements relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts are considered to be service contracts, which costs are expensed when the service is rendered.

Consolidated financial statements 2013	89

Leases

Leases that transfer the risks and rewards of ownership to the Group (finance leases) are recorded as assets against a financial liability. The risks and rewards of ownership are considered as having been transferred to the Group notably when:

•

the lease transfers ownership of the asset to the lessee by the end of the lease term;

•

the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable; therefore for the Group to be reasonably certain, at the inception of the lease, that the option will be exercised;

•

the lease term is for the major part of the estimated economic life of the leased asset;

•

at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Most of the finance leases relate to network buildings.

Leases of premises and salespoint are generally qualified as operating leases and the future lease payments are disclosed as unrecognized contractual commitments.

The radio sites’ accommodation lands and buildings may be owned or leased by the Group (either though a finance lease or an operating lease).

Assets leased by the Group under leases that transfer the risks and rewards of ownership to third parties, are treated as having been sold.

Network sharing between telecommunications operators

In France, the regulatory framework governing the optical fiber network roll-out (Fiber To The Home – FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between co-financing operators is qualified as a joint operation in accordance with IFRS 11: the Group only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other wireless operators on a reciprocal basis enabling the operators to narrow the overlap of radio sites and related facilities. Therefore, in Poland, the arrangements with Deutsche Telekom have been qualified as a joint operation: the radio access network infrastructures and related equipment are recognized as fixed assets up to the Group’s share of assets implemented by Orange or Deutsche Telekom in their own geographical area.

In some African countries, the Group has also entered into sharing arrangements with TowerCos (tower companies). These TowerCos enable wireless operators, including Orange, to share sites, passive infrastructure and related services (by managing the wireless operators’ sites and/or by acquiring or building sites). The unit of account and the specific features of each arrangement lead the Group to qualify these transactions as a lease or a service. The long-term commitments resulting from these arrangements are disclosed as unrecognized contractual commitments (see Note 14).

Government grants

The Group may receive non-repayable government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and are recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale. In the Group’s assessment, the network roll-out does not generally require a substantial period of time.

As a consequence, the Group usually does not capitalize interest expense incurred during the period of construction and acquisition of property, plant and equipment and intangible assets.

Consolidated financial statements 2013	90

Depreciation

Assets are depreciated to expense their cost (generally with no residual value) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates: these changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Trademarks	Up to 10 years, except for indefinite useful life
Subscriber bases	Expected life of the commercial relationship; 3 to 7 years
Mobile network licenses (1)	Period from the date when the network is technically ready and the service can be marketed
Indefeasible rights of use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Research and development	3 to 5 years
Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
(1) The variable user fees are expensed as incurred.

Impairment of non-current assets other than goodwill

Given the nature of its assets and activities, most of the Group’s individual assets do not generate cash flows that are independent of those from CGUs. The recoverable amount is therefore determined at the level of the CGU to which the asset belongs.

The Orange trademark has an indefinite useful life and is not amortized but tested for impairment at least annually. Its recoverable amount is assessed based on the royalties expected from the Group entities (and included in their business plan) discounted at perpetuity, less the attributable costs to the brand’s owner.

Dismantling and restoring sites

The Group is required to dismantle technical equipment and restore technical sites.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by the Group to meet its environmental commitments and annual estimated asset dismantling and site restorations. The provision is assessed on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the asset to which it relates.

18.8

Operating taxes and levies

In France:

•

the Territorial Economic Contribution (CET) paid in France is accounted for as “Operating taxes and levies”.

•

the Research Tax Credit (CIR) represents a research and development government grant as defined under IAS 20 and is reported within “Operating income”;

•

the Competitiveness and Employment Tax Credit (CICE), which reduces the social security contributions, is reported as a reduction of “Personnel expenses”.

18.9

Interests in associates and joint ventures

The carrying amount accounted for under equity method corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee subsequent to the acquisition date. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect over the investee. Any impairment is accounted for as “Share of profits (losses) of associates and joint ventures”.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell (see Note 18.6). The unit of account is the whole investment. Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

Consolidated financial statements 2013	91

18.10

Financial assets and liabilities, net finance costs

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that discounts estimated future cash flows through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial asset or liability. This calculation includes all fees and points paid or received between the parties to the contract.

Recognition and measurement of financial assets

The Group does not hold any financial assets qualifying as held-to-maturity assets.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in entities which are not consolidated and not accounted for using the equity method, marketable securities that do not fulfil the criteria for classification in any of the other categories of financial assets. They are recognized and subsequently measured at fair value.

Temporary changes in value are recorded as “Gains (losses) on financial assets available-for-sale” within other comprehensive income.

When there is objective evidence of impairment on available-for-sale assets or a decrease in fair value by a third or over twelve months, the cumulative impairment loss included in other comprehensive is definitely reclassified from equity to profit or loss within ”Gain (losses) on disposal of businesses and assets”.

Loans and receivables

This category mainly includes trade receivables, cash, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each the reporting period. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount. Regarding trade receivables, this method is disclosed in Note 18.3.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

•

assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

•

assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;

•

derivative assets not qualifying for hedge accounting;

•

assets voluntarily classified at inception in this category because:

•

this classification allows the elimination or a significant reduction in the measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost);

•

a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group’s key management personnel;

•

the Group decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value;

•

they are investments in associates held by venture capital organizations measured at fair value in accordance with IAS 28.

The Group can designate at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits and mutual funds (OPCVM).

Consolidated financial statements 2013	92

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

With the exception of financial liabilities at fair value, borrowings and other financial liabilities are recognized upon origination at the fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within the Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. This relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedges).

Compound instruments

Some financial instruments comprise both a liability component and an equity component. For the Group, they comprise perpetual bonds redeemable for shares (TDIRA). On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the interest rate applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The carrying amount of the equity component is determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The equity component determined and accounted for at initial recognition shall not change throughout the existence of the instrument.

Financial liabilities at fair value through profit or loss

The abovementioned policies relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature.

Recognition and measurement of derivative instruments

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IAS 39.

Derivatives are classified as financial assets or liabilities through profit or loss or as a separate line item in the statement of financial position when they qualify for hedge accounting.

Hedge accounting is applicable when:

•

at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•

at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

Hedge accounting can be done in three different ways:

•

the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

The hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value to the limit of the hedge effectiveness.

•

the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost.

•

the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

Hedge accounting can be terminated when the hedged item is no longer recognized, when the Group voluntarily revokes the designation of the hedging relationship, or when the hedging instrument is terminated or exercised. The accounting consequences are for:

•

fair value hedge: at the hedge accounting termination date, the adjustment of the debt fair value is based on a recalculated effective interest rate at the date amortization begins;

•

cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized or, in all other cases, when the hedged item affects profit or loss.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

Consolidated financial statements 2013	93

18.11

Fair value of financial assets and liabilities

The definition of fair value used by the Group is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The financial assets and liabilities measured at fair value in the statement of financial position have been ranked based on the three hierarchy levels:

•

Level 1: quoted price (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•

Level 2: inputs that are observable for the asset or liability either directly or indirectly;

•

Level 3: unobservable inputs for the asset or liability.

Available-for-sale assets

The fair value is the quoted price at year-end for listed securities and, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, discounted present value of future cash flows).

Loans and receivables

The Group considers the carrying amount of cash equivalents, trade receivables and various deposits as the best estimate of fair value, due to the high liquidity of these instruments.

Financial assets at fair value through profit or loss

With respect to the very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and the related accrued interest represents the best estimate of fair value.

The fair value of OPCVM is the latest settlement value.

Financial liabilities at amortized cost

The fair value of financial liabilities is determined using:

•

the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

•

 the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers as the best estimate of fair value, due to the high liquidity of these instruments.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss

The fair value of firm or contingent commitments to purchase non-controlling interests is measured in accordance with the provisions of the agreements. When the commitment is based on a fixed price, a discounted value is retained.

Derivative instruments

The fair value of derivative financial instruments traded over-the-counter is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by Bloomberg.

As regards the derivative instruments, the Group corporate treasury department systematically enters into FBF (Fédération Bancaire Française) or ISDA (International Swaps and Derivatives Association) arrangements with its bank counterparties. These arrangements include CSA (Credit Support Annex) clauses which enable cash collateral swaps on a monthly or weekly basis and with no threshold for all the derivative instruments. With regard to certain counterparties, these arrangements are only applicable to derivatives having a maturity of more than three months. These agreements trigger, with each counterparty, the receipt or the payment of the net variation in the fair value of the portfolio between two margin calls. Therefore, regarding Orange SA, the non-performance risk exposure corresponds to a succession of exposures over a maximum of a one-month period until the derivatives term. This is a risk of increase in the change in portfolio value which can be modelled by a range of options such as the purchase of a one month cap in accordance with the portfolio parameters (net nominal by counterparty, volatility, sensitivity). As a consequence, the non-performance risk is this exposure multiplied by the default probability until the derivative maturity and the loss when there is a default (0,6 is the market position).

When there are no reliable market data which identify the default probability, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) evolutions. Counterparty default risk and the Group’s specific default risk are also continuously monitored based on the credit spread follow-up of the secondary market bonds and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtness and liquidity risk described in Note 11, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

Consolidated financial statements 2013	94

18.12

Income tax

Current tax is measured by the Group at the amount expected to be paid or recovered from the taxation authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

•

the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•

it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

•

entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

•

entities have not yet begun to use the tax loss carryforwards;

•

entities do not expect to use the losses within the timeframe allowed by tax regulations;

•

tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

18.13

Equity

Share issuance costs

External costs directly related to share issuances are deducted from the related premium (net of any tax savings). Other costs are expensed as incurred.

Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity, net of tax.

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations.

•

basic earnings per share are calculated by dividing net income for the year attributable to the equity holders outstanding during the year by the weighted average shares outstanding during the period;

•

diluted earnings per share are calculated based on earnings per share attributable to the equity holders of the Group, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period.

When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

Consolidated financial statements 2013	95

Non-controlling interests

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests within equity is reclassified to financial debt.

Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in shareholders’ equity attributable to the owners of the parent. Financial debt is remeasured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price)  and, in the absence of any guidance provided by IFRSs, against finance income or expense.

The accounting treatment of put options granted to non-controlling shareholders is currently being analyzed by IASB.

Negative non-controlling interests

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. In accordance with IFRS 10, this could result in the non-controlling interests having a deficit balance.

Transactions with owners

From January 1, 2010, each agreement with non-controlling interests shareholders of a subsidiary, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income. Until 2009, the Group accounted for the difference between the acquisition cost of non-controlling interests and the non-controlling interest share in the net equity, with no purchase price allocation, as goodwill. The disposals that did not result in a loss of control were accounted for as a gain or loss on disposal relating to the equity interest actually disposed.

NOTE 19

Executive compensation

The following table shows the compensation disbursed by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in euros)	December 31, 2013	December 31, 2012	December 31, 2011
Short-term benefits excluding employer social security contributions (1)	(10,365,525)	(11,060,015)	(10,501,528)
Short-term benefits: employer's social security contributions	(2,948,130)	(3,277,791)	(3,036,939)
Post-employment benefits (2)	(1,622,168)	(1,543,890)	(1,444,722)
Termination benefits	-	-	(1,733,390)
Share-based compensation (3)	-	500	(1,261)

(1) Includes all compensation recognized (gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing).

(2) Service cost.

(3) Expense recorded in the income statement in respect of free share award plan, stock option plans and employee shareholding plans.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements as at December 31, 2013 in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 11,409,119 euros (20,636,625 euros in 2012 and 14,616,527 euros in 2011). The decrease of the total amount of retirement benefits is mainly due to the decrease of the members of the Executive Committee.

Executive Committee members’ contracts include a clause providing a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). It is important to remember that Stéphane Richard has no employment contract and that Gervais Pellissier’s employment contract has been suspended. They will not receive deferred compensation in the event that it would put an end to their mandate.

Consolidated financial statements 2013	96

NOTE 20

Fees paid to statutory auditors

As required by Decree no. 2008-1487 of December 30, 2008 supplementing Article R. 233-14 §17 of the Code de commerce, the following table shows the amount of auditor’s fees included in the Group’s consolidated income statement for the year, broken down into audit and certification fees for the consolidated financial statements and fees for advisory and other services rendered for procedures that are directly linked to the statutory audit of the consolidated financial statements. The fees shown for the subsidiaries apply to fully consolidated subsidiaries.

	Deloitte						Ernst & Young
	Amount			%			Amount			%
(in millions of euros)	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Audit
Statutory audit fees, certification, auditing of the accounts	13.0	14.7	13.8	96%	97%	92%	14.6	16.7	16.0	94%	95%	95%
issuer	7.8	7.2	6.9	58%	47%	46%	7.5	6.9	7.0	48%	39%	41%
subsidiaries	5.2	7.5	6.9	38%	50%	46%	7.1	9.8	9.0	46%	56%	54%
Ancillary assignments and services directly linked to the statutory auditors’ mission	0.5	0.3	1.2	3%	2%	8%	0.8	0.9	0.7	5%	5%	4%
issuer	0.4	0.2	0.4	2%	1%	3%	-	0.2	0.1	-	1%	1%
subsidiaries	0.1	0.1	0.8	1%	1%	5%	0.8	0.7	0.6	5%	4%	3%
Sub-total	13.5	15.0	15.0	99%	99%	100%	15.4	17.6	16.7	99%	100%	99%
Other services rendered by auditors’ networks to fully-consolidated subsidiaries
- Tax	-	-	-	-	-	-	-	-	0.1	-	-	1%
- Legal and personnel-related	-	-	-	-	-	-	-	-	-	-	-	-
- Other	0.1	0.1	-	1%	1%	-	0.1	-	-	1%	-	-
Sub-total	0.1	0.1	-	1%	1%	-	0.1	-	0.1	1%	-	1%
TOTAL	13.6	15.1	15.0	100%	100%	100%	15.5	17.6	16.8	100%	100%	100%

;All services provided by the statutory auditors in 2011, 2012 and 2013 were approved, in accordance with approving rules adopted by the Audit Committee in 2003 and updated in October 2013.

Consolidated financial statements 2013	97

Statutory auditors’ report on the consolidated financial statements

Year ended December 31, 2013

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting, we hereby report to you, for the year ended December 31, 2013, on:

•

the audit of the accompanying consolidated financial statements of Orange;

•

the justification of our assessments;

•

the specific verification required by law.

These consolidated financial statements have been approved by the board of directors. Our role is to express an opinion on these consolidated financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit involves performing procedures, using sampling techniques or other methods of selection, to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the group as at December 31, 2013 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

II. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French commercial code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As described in Note 1.4 to the consolidated financial statements, Orange’s management makes assumptions and uses accounting estimates that may affect the amounts recorded in the financial statements. This note also states that estimates made at December 31, 2013 may subsequently be changed if the underlying circumstances evolve or in light of new information or experience. In the context of our audit of the consolidated financial statements, we have considered that, among the accounts that are subject to significant accounting estimates for which our assessments may be explained, are those relating to goodwill, other intangible assets, deferred tax assets and provisions related to litigations.

We have notably:

•

with respect to goodwill and other intangible assets , assessed the data and the assumptions on which the estimates are based, and more specifically cash flow projections prepared by the company’s operational management, as described in Note 6.3. We have also reviewed the calculations made by the company and the sensitivity of the main values in use, assessed the accounting principles and methods used to determine fair values, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures for these estimates;

•

as it relates to deferred tax assets recognized in respect of tax loss carry forward, verified that the recognition criteria were met and assessed the assumptions underlying the taxable income forecasts and the resulting consumption of tax loss carryforward. We also verified that Notes 12.3 and 18.12 provide appropriate information;

•

with respect to the provisions related to litigation, assessed the basis upon which such provisions have been set up, reviewed the disclosures relating to these risks and litigations in the Notes 12.1 and 15 to the consolidated financial statements, and reviewed the management approval procedure for such estimates.

These assessments were made as part of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verification

As required by law we have also verified, in accordance with professional standards applicable in France, the information presented in the group’s management report.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, March 6, 2014

The statutory auditors
French original signed by

DELOITTE & ASSOCIES	ERNST & YOUNG AUDIT
Frédéric Moulin	Vincent de la Bachelerie

Consolidated financial statements 2013	98

ORANGE

Date: March 6, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations